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Index to consolidated financial statements

As filed with the Securities and Exchange Commission on October 12, 2010

Registration Number 333-166177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NuCO2 INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	5160 (Primary Standard Industrial Classification Code Number)	80-0185343 (I.R.S. Employer Identification Number)

2800 SE Market Place
Stuart, Florida 34997
(772) 221-1754
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Michael E. DeDomenico
Chairman and Chief Executive Officer
2800 SE Market Place
Stuart, Florida 34997
(772) 221-1754
(Name, address and telephone number, including area code, of agent for service)

Copies to:
Bruce D. Meyer Peter W. Wardle Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, California 90071 (213) 229-7000	Christopher D. Lueking Roderick O. Branch Latham & Watkins LLP 233 S. Wacker Drive Chicago, Illinois 60606 (312) 876-7700

As soon as practicable after this Registration Statement becomes effective.
(Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $.01 par value	$200,000,000	$14,260(3)

(1)
Estimated solely for the purpose of computing the amount of the registration fee, in accordance with Rule 457(o) promulgated under the Securities Act of 1933.

(2)
Includes offering price of additional shares that the underwriters have the option to purchase. See "Underwriting."

(3)
Previously paid.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS        SUBJECT TO COMPLETION                        OCTOBER 12, 2010

                  Shares

NuCO2 Inc.
Common Stock

This is the initial public offering of our common stock. There has been no public market for our common stock since 2008. We are offering            shares of common stock offered by this prospectus. We expect the public offering price to be between $        and $        per share.

We will apply to have our common stock approved for listing on The New York Stock Exchange under the symbol "NUCO."

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock under "Risk factors" beginning on page 16 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$	$

Underwriting discounts and commission	$	$

Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional        shares of our common stock at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $        and our total proceeds, before expenses, will be $        .

The underwriters are offering our common stock as set forth under "Underwriting." Delivery of the shares of our common stock will be made on or about                  , 2010.

UBS Investment Bank	Goldman, Sachs & Co.

The date of this prospectus is                 , 2010

THE NuCO2 WAY

Beverage Carbonation Made Easy

Reliable, Economical and Easy.

3 Carbonation is supplied to your fountain soft drinks and draught beer
1 NuCO2 installs the tank and fill box in back of house/outside
Fill box
Dimensions:
Width: 6"
Height: 6"
Depth: 2"
2 NuCO2 service fills your tank at scheduled intervals that support your monthly volume

NuCO2
1.800.472.2855

Did you know better carbonation can boost your business?

The right beverage gas solution means better carbonation.
The XactBev system from NuCO2 consistently delivers great-tasting fountain and draught beer beverages with zero waste.

The Perfect Soda | **The Perfect Pint**

XACT CO2 — Beverage grade CO_2
+
XACT N2 — Draught beer grade N_2
+
XACT MIX — Beverage control system
=
Satisfied customers

GREAT TASTE. ZERO WASTE.

BETTER BEVERAGES MADE EASIER.

XACT CO2
BEVERAGE GRADE

Make The Switch To NuCO2

XACT CO2
4000 Series
6000 Series
8000 Series

New XACT CO2 4000 Series
Right Size - Right Price

NuCO2
Beverage Carbonation Made Easy

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted.

Through and including                           , 2010 (the 25th date after the date of this prospectus), federal securities law may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Unless specifically noted otherwise, information contained in this prospectus concerning our industry and our markets, our general expectations concerning our industry and market positions and other market share data is based on our management's estimates. Among other things, management bases these estimates on market research sourced from Technomic, Inc. discussed in greater detail below; discussions with our foodservice customers, our competitors and other industry participants; information sharing and discussions with soft drink and beer producers and distributors; and our results of operations and management's past experience in the industry as well as management's assumptions based on its knowledge of this industry, all of which we believe to be reasonable. These estimates and assumptions are inherently subject to uncertainties and may prove to be inaccurate.

We have engaged Technomic, Inc., a fact-based research and consulting firm that assists restaurants, food suppliers and other related firms in the hospitality industry, to conduct certain market research for us. Information contained in this prospectus concerning U.S. fountain locations and related consumption volume is derived from market research conducted by Technomic, Inc. with our participation regarding annual soda syrup consumption per fountain location. Information contained in this prospectus with respect to the size of the draught beer systems market is derived from market

i

research conducted by Technomic, Inc. with our participation regarding U.S. locations operating more than one beer tap.

"NuCO2," "AccuRoute" and "Beverage Carbonation Made Easy" and their respective logos are our registered trademarks and "XactMix," "XactCO2" and "XactN2" and their respective logos are subject to pending trademark applications. Solely for convenience, from time to time, we refer in this prospectus to our registered trademarks without the ® symbols and our unregistered trademarks without the ™ symbols, but such references are not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights to our trademarks.

ii

Prospectus summary

The following summary should be read together with, and is qualified in its entirety by, the more detailed information and financial statements and related notes included elsewhere in this prospectus. The following summary does not contain all of the information you should consider before investing in our common stock. For a more complete understanding of this offering, we encourage you to read this entire prospectus, including the "Risk factors" section, before making an investment in our common stock.

In this prospectus, unless the context indicates otherwise: "NuCO2," the "Company," "we," "our" or "us" refers to NuCO2 Inc., a Delaware corporation, the issuer of the common stock being offered hereby, and its subsidiaries.

 OUR COMPANY

We believe we are the leading national provider of fountain and draught beer beverage carbonation solutions to the restaurant and hospitality industry. Our solutions combine equipment for the storage, blending, and dispensing of beverage grade carbon dioxide, or CO2, and nitrogen, or N2, gases, with continuous, unprompted beverage gas supply service to customer locations via long-term agreements. In combination, our equipment and beverage gas supply services are designed to ensure uninterrupted fountain and draught beer beverage carbonation for our customers. Our customers are primarily quick service restaurant chains, or QSRs, as well as other restaurant chains, bars, convenience store chains, and sports and entertainment venues. Our solutions maximize our customers' cost effectiveness, operational efficiency and carbonation supply reliability by replacing costly, more cumbersome and less reliable high pressure beverage gas cylinders, at a small monthly cost with no upfront investment for the customer. We believe our value proposition remains strong and durable, as beverage carbonation is critically important to our QSR and other customers, who derive the largest portion of store level profitability from high-margin fountain and draught beer beverage revenues. As a result, we have a highly visible revenue base supported by long-term service agreements with high renewal rates and a significant national presence in an industry with substantial barriers to entry. We believe we have strong growth potential, as our solutions remain underpenetrated in our target markets despite our current leading market share position. For the fiscal year ended June 30, 2010, we generated revenues of $167.7 million, Adjusted EBITDA of $65.3 million and operating income of $26.3 million. Our revenues, Adjusted EBITDA and operating income grew at compound annual growth rates of 11.5%, 12.2% and 6.9%, respectively, from the fiscal year ended June 30, 2005. While a portion of this growth is attributable to acquisitions made over these periods, the majority is attributable to new customer additions. For a reconciliation of Adjusted EBITDA to operating income, see the section entitled "—Discussion of EBITDA and Adjusted EBITDA" below.

OUR MARKETS

We serve the U.S. fountain and draught beer retail beverage market. Our addressable market consists of all U.S. restaurant and hospitality locations that serve fountain-dispensed soft drinks. We estimate that this market consists of approximately 625,000 locations nationwide. Our fountain beverage bulk CO2 solutions, which currently represent a majority of our revenues, are customized to individually serve both high beverage volume and moderate beverage volume customer locations, as defined by estimated annual soda syrup consumption per fountain location, which we believe, based on the average ratio of CO2 and syrup usage by our fountain beverage customers, is a proxy for store-level beverage gas consumption. Our newly-introduced Mini-Bulk solutions are designed for moderate volume locations. We, and our industry, consider those locations that use more than 500 gallons of fountain syrup per year to be high volume, those locations that use between 300 and 500 gallons of fountain syrup per year to be moderate volume and those locations that use less than 300 gallons of fountain syrup per year to be low volume. We estimate that there are approximately 210,000 locations in the addressable U.S. market for our high volume fountain beverage solutions, of which we currently service approximately 128,000 locations, or 61%. We also estimate the moderate volume market opportunity is approximately 85,000 locations in the U.S., of which we currently service approximately 8,000 locations, or 9%. The remaining approximately 330,000 locations in the U.S. retail fountain beverage market which we do not prioritize are low volume beverage customer locations utilizing conventional high pressure cylinders for fountain beverage carbonation. Our newly debuted draught beer beverage carbonation solutions target a distinct addressable U.S. market that we estimate to be approximately 207,000 locations serving draught beer, approximately 132,000 of which also represent target fountain beverage locations of high or moderate volume for our bulk CO2 and Mini-Bulk solutions.

The chart below segments the U.S. fountain and draught beer beverage market into our target high and moderate beverage volume fountain and draught beer markets, as defined by number of customer locations at high, moderate or low volume beverage consumption:

Restaurant and hospitality fountain and draught beer beverage market total U.S. locations: 625,000

Source: Company estimates

OUR SERVICES

Our fountain beverage solutions—consisting of both our bulk CO2 solutions for high volume locations and our Mini-Bulk solutions for moderate volume locations—are used to carbonate fountain beverages on-site at approximately 132,000 locations nationwide. Our market-leading scale in high volume beverage carbonation solutions and differentiated national service infrastructure allow us to successfully service locations affiliated with 99 of the top 100 national restaurant chains that serve fountain beverages, according to National Restaurant News, as well as the top 10 convenience store chains, according to c-stores.com. We serve the majority of these customers, 57 of the top 100, under longer-term Master Service Agreements, or MSAs. These MSAs generally provide long-term contractual exclusivity for the provision of our services in all corporate-owned customer locations, as well as grant us qualified preferred vendor status for associated chain franchisees. Our MSAs include standardized contractual unit pricing and typically have four to six-year terms of service with each customer location. We believe our national reach, sophisticated bulk service capabilities and demonstrated service record with blue chip customers have contributed to our 61% share of the approximately 210,000 high volume U.S. locations. We estimate that our next largest competitor provides bulk CO2 solutions to approximately 10,000, or 5%, of these locations. We believe we maintain an outstanding service record with our customers, including McDonald's, Burger King, Subway, Taco Bell, Chipotle Mexican Grill, Panera Bread, 7-Eleven, Regal Cinemas, Walt Disney World and Yankee Stadium, as evidenced by less than 2% voluntary bulk CO2 customer attrition since July 1, 2008. In addition, we have no significant customer concentration, as our largest customer contract accounted for less than 3% of total revenues for the fiscal year ended June 30, 2010.

In February 2010 we launched our Mini-Bulk solution to complement our high volume fountain beverage carbonation solutions. We designed our Mini-Bulk solution for moderate volume locations, which are typically smaller, less trafficked restaurant and hospitality chain locations or non-chain affiliated individual locations. Mini-Bulk is a "slimmed-down" bulk CO2 solution, designed to replicate the value proposition and economics of our high volume fountain beverage solutions. Mini-Bulk utilizes a combination of a lower capacity beverage gas storage and dispensing system and more limited gas supply service frequency to target an addressable U.S. market that we estimate to be approximately 85,000 fountain beverage locations. Today, we provide our solutions for less than 10% of these 85,000 locations and, accordingly, we expect that the Mini-Bulk solution will supplement our growth by expanding the potential number of high pressure cylinder users converting to a bulk solution.

Also, in March 2010 we introduced customized draught beer carbonation solutions, including the XactMix™ beverage control system and XactN2™ nitrogen generator. These systems are designed to ensure appropriate draught beer carbonation, optimize taste and reduce beer waste from overpour and unused product. We expect the XactMix™ beverage control system and XactN2™ nitrogen generator to drive incremental growth from the underpenetrated draught beer carbonation solutions market. We estimate this addressable U.S. market includes approximately 207,000 locations, approximately 132,000 of which also represent target fountain beverage locations of high or moderate volume for our bulk CO2 and Mini-Bulk solutions.

Our high volume bulk CO2, Mini-Bulk and draught beer beverage carbonation solutions collectively leverage our dedicated national service infrastructure. As of June 30, 2010, our beverage carbonation service infrastructure consisted of 140 service locations across 48 states, reaching approximately 136,000 customer fountain and draught beer beverage locations using 265 specialized delivery vehicles and 133 technical service vehicles. When we begin servicing a new customer location, our technicians initially install a bulk CO2, Mini-Bulk or draught beer beverage carbonation system at a customer's location. The system may include a cryogenic tank for bulk CO2, a nitrogen gas generator, a high pressure gas cylinder, and a combination flow control and gas mixing device. We supplement this system with our unprompted delivery and refill services for all supplied beverage gases and any necessary periodic system maintenance, as well as our 24/7 customer service support. The majority of our contracts provide for a single monthly price to the customer for the combination of our beverage system and unprompted, continuous delivery and refill services, with contractual fuel surcharges, annual indexed-based price adjustments and substantial customer termination penalties. Our beverage carbonation solutions incorporate system designs that are developed by us, but manufactured by third-parties on an outsourced basis. We also maintain national beverage grade gas supply arrangements with four major producers, providing for cost effective and reliable beverage gas supply for our operations.

OUR COMPETITIVE STRENGTHS

The market leader, with significant barriers to entry

We are the market leader in the provision of fountain and draught beer beverage carbonation solutions. We currently manage the nation's sole dedicated and exclusive national service infrastructure and are the only provider capable of delivering a combination beverage carbonation system and gas supply solution on a national scale. We maintain a 61% market share of the estimated 210,000 high volume U.S. locations, and we believe the next largest competitor provides bulk CO2 services to approximately 10,000, or 5%, of these locations. As our target customers prioritize quality systems, reliable maintenance and beverage gas supply services at a low monthly cost across multiple locations, we believe our national presence and deep service capabilities would be difficult, costly, uneconomical and time intensive to replicate. Our robust national service infrastructure, service record with blue chip chain customers, and strong local density provide us with differentiated customer reach, allowing us to service national and regional restaurant and hospitality chain customers under long-term agreements, including MSAs. We believe nationally we have a lower relative cost of service given our installed base and resulting scale advantages over our competitors, who are mainly local or regional industrial gas distributors that lack our service capabilities or are not exclusively focused on beverage carbonation solutions.

Highly compelling value proposition, yet low dollar cost to our customers

Beverage gas remains a critical input in the carbonation of fountain and draught beer beverages, impacting their quality, consistency and taste. Because fountain and draught beer beverages represent the most profitable product in substantially all QSRs, full-service restaurants, bars, and convenience store chains, our beverage carbonation solutions represent a non-discretionary, mission critical purchase by our customers. Despite its importance, beverage gas has a low relative and absolute cost, representing less than one cent of the overall cost of a single fountain or draught beer beverage. Our typical monthly billing to our customers is only approximately one hundred dollars per location. In addition, our customers do not incur any upfront investment associated with our systems. As existing and potential customers come to understand the lost sales and profit forfeiture that results from downtime associated with traditional high pressure cylinder products, as well as the quality, safety and logistical benefits of our beverage carbonation solutions, we believe beverage providers will increasingly choose our solutions at a low-dollar cost for attractive return on their investment.

Contractually secure, low volatility revenue base drives visible, recurring cash flows

Our revenues remain contractually secure and highly visible, as more than 85% of our approximately 136,000 served locations are under some form of long-term agreement. Further, 70% of our annual revenues are fixed under these agreements, regardless of volume, with the remainder of our revenue base demonstrating limited volatility on an annual basis. Our typical new customer contracts have an initial term of four to six years, provide us with the ability to pass along certain commodity costs via annual index-based price inflators and monthly fuel surcharges and include significant breakage penalties for early termination. The net effect of having long-term agreements with most customers and a relatively high percentage of revenue fixed under these agreements regardless of volume is a highly predictable cash flow stream with little volatility. As we typically contract for service with a chain customer's corporate franchisor and its individual franchisee locations, our revenues are also not overly dependent on any individual customer contract or geography. Our largest customer contract represented less than 3% of our total revenues for the fiscal year ended June 30, 2010. Because our services represent a critical input to our customers' high margin fountain and draught beer beverage revenues, and because of our integrated system of services, we have not experienced significant customer attrition. Our bulk CO2 customer attrition rates for the fiscal years ended June 30, 2009 and June 30, 2010 have averaged approximately 5%, with voluntary customer contract termination representing less than 2%. Our historical customer renewal rates over the past 2 fiscal years have remained in excess of 95%, demonstrating the strength of our customer value proposition. We have more than offset our customer attrition in each of the past five years with new customer installations derived through newly opened customer locations, conversion of existing high pressure beverage gas cylinder locations and share capture from competing beverage gas solutions providers. We expect this trend of net organic customer growth to continue into the foreseeable future.

Predictable and resilient end market demand

We believe our end users are both resilient and demonstrate sustained demand in all economic conditions, particularly QSR chains, representing more than 45% of our customer locations and a disproportionately higher percentage of our revenues, and our chain customers (defined as QSRs, full-service restaurants, convenience store and other customers that have 10 or more locations), which collectively represent 81% of our accounts. We believe QSRs will continue to demonstrate predictable demand. Based on market research conducted by Mintel International Group Ltd., we believe QSR demand growth continues to be buoyed by the high frequency of QSR visits demonstrated by the Asian-American and Hispanic-American population segments, two of the fastest growing U.S. populations, who are two and three times more likely to visit a QSR on a daily basis as compared to the overall U.S. average. We also believe our chain customers, whose new unit growth and real revenue growth from 2000 to 2005 was greater than three and four times that of non-chain restaurants based on research conducted by Euromonitor International, will continue to demonstrate strong relative demand, given their comparative advantages of capital, brand awareness, operating prowess and purchasing power.

The demand of our chain customers is resilient. For example, during the recent recessionary period, as the Consumer Sentiment Index dropped from a 2008 high of 78.4 to a 2009 low of 56.3, U.S. Real GDP contracted 2.4% and U.S. unemployment increased from 5.8% in 2008 to 10.0% in 2009, we increased our revenues, Adjusted EBITDA and operating income from $156.1 million, $57.7 million and $17.7 million for the fiscal year ended June 30, 2009 to $167.7 million, $65.3 million and $26.3 million for the fiscal year ended June 30, 2010, representing a year over year increase of 7.4%, 13.2% and 48.6%, respectively. For a reconciliation of Adjusted EBITDA to operating income, see the section entitled "—Discussion of EBITDA and Adjusted EBITDA" below.

Master service agreements provide a unique, low risk growth channel

We believe our unique service capabilities and dedicated national beverage supply infrastructure have allowed us to secure MSAs with 140 restaurant and convenience store chains that provide fountain beverages, including 57 MSAs with the top 100 U.S. restaurant chains, according to National Restaurant News. These MSAs generally provide for the long-term exclusive provision of beverage carbonation solutions in all corporate-owned customer locations, as well as qualified preferred vendor status for associated chain franchisees, which typically includes standardized contractual unit pricing and four to six-year contractual terms of service with each store location. Our MSAs allow us to leverage our corporate franchisor relationships towards the marketing of our services to newly constructed corporate and franchisee locations or current MSA franchisee locations utilizing high pressure beverage gas cylinders. Since MSAs allow us to negotiate terms with a customer on a national or regional level, we are able to avoid the expense and time necessary to demonstrate our capabilities and to negotiate individual contract terms with each customer. We believe MSAs represent an important growth avenue for us, as we serviced, as of June 30, 2010, approximately 74,400, or 60%, of the approximately 123,100 locations associated with our existing MSAs.

Scalable business model with significant operating leverage

As the leading national beverage carbonation solutions supplier and only dedicated supplier with national scale, we maintain a dense, highly scalable service infrastructure that we believe gives us a lower relative cost of service and an attractive margin on incremental customers. Our national reach, combined with our local route density, allows us to efficiently service additional customer locations with minimal, if any, incremental infrastructure or personnel costs, while also minimizing the average driver time and wages, mileage and fuel costs incurred between customer stops. We believe that substantially all of the target accounts not currently served by us are on delivery routes currently served by our network. We believe that the incremental margin on new customers acquired in our service network is well in excess of our consolidated margins at our current capacity levels, with minimal need for network expansion in the coming years. As our business continues to grow, we expect our scale and local route density to continue to drive enhanced operating performance, as demonstrated by the expansion of our Adjusted EBITDA margins from 35.7% in fiscal year 2004 to 38.9% in fiscal year 2010. Our operating income margins increased slightly from 15.4% to 15.7% over this same period. This operating leverage allows us to target new growth opportunities with similar barriers to entry and competitive advantages, such as our recent Mini-Bulk and draught beer systems, without significant additional investment. However, as discussed in the section entitled "Risk factors," we may not be able to increase the density of our customer base to allow for increased absorption of fixed costs.

Experienced and proven management team

We are led by a high quality and experienced executive team. Our senior management team members have an average of approximately 21 years of relevant experience in the industrial gas, restaurant and distribution industries and are responsible for having grown our revenues, Adjusted EBITDA and operating income at a compound annual growth rate of 11.5%, 12.2% and 6.9%, respectively, from the fiscal year ended June 30, 2005 to the fiscal year ended June 30, 2010. Under the ownership of affiliates of Aurora Capital Group, which acquired our business in 2008, we have deepened management talent at all levels of the organization, adding 15 new individuals to senior and mid-level management positions since the Acquisition. See "—Corporate Structure." Eight of these senior and mid-level management positions are newly created positions and did not exist at our predecessor public company prior to the Acquisition.

OUR GROWTH STRATEGY

We believe the combination of our highly compelling customer value proposition, our leading market position in beverage carbonation solutions and our differentiated service capabilities will allow us to continue to derive significant organic growth through new customer additions from further penetration of our existing markets. We do not expect our growth initiatives to require a significant expansion of our existing service infrastructure or other significant capital investment. Given the depth of our beverage carbonation solutions expertise and the scalability of our service infrastructure, we believe we can continue to drive growth in our revenues through additional market penetration at attractive returns on invested capital without significantly increasing the risk of our operations.

We intend to use the cash flow provided by operating activities generated by our business, capacity under our existing revolving credit facilities and a portion of the proceeds from this offering to fund our growth opportunities. Due to the long-term contractual nature of our business, we do not need to commit to the purchase of any components for our systems or incur any installation costs until we have a customer service agreement in place. This provides for an appropriate, timely and highly visible return on each new investment we make.

Our growth strategies include:

–>
Further Market Penetration of our Fountain Beverage Solutions.    We believe the market for our bulk CO2 and Mini-Bulk solutions remains underpenetrated. As we currently service approximately 128,000, or 61%, of the estimated 210,000 high volume U.S. fountain beverage locations and approximately 8,000, or 9%, of the estimated 85,000 moderate volume U.S. fountain beverage locations, we believe our leading market position, national reach, compelling value proposition and differentiated service capabilities will allow for increased penetration, resulting in significant new customer additions for our business. We are able to achieve new fountain beverage customer installations through multiple channels, including newly opened customer locations, conversion of existing high pressure beverage gas cylinder locations and share capture from competing beverage gas providers. To accomplish this, we expect to, in part, leverage our MSAs towards the marketing of our services to newly constructed corporate and franchisee locations or current MSA franchisee locations using high pressure beverage gas cylinders. We believe MSAs represent an important growth avenue for us, as we serviced, as of June 30, 2010, only approximately 74,400, or 60%, of the approximately 123,100 locations associated with our existing MSAs.

–>
Capitalize on Under-Serviced Demand with our Mini-Bulk Product Solution.    We believe the market for our fountain beverage solutions in moderate consumption locations—typically smaller, less trafficked restaurant and hospitality chain locations or non-chain affiliated restaurants—is large, fragmented and underpenetrated. We estimate the U.S. market is comprised of approximately 85,000 moderate volume fountain beverage locations, of which we currently only serve approximately 8,000, or 9%. We have designed our new Mini-Bulk solution to cost effectively address this market opportunity without sacrificing our targeted unit economics or the value proposition to our customers. Mini-Bulk relies on a smaller storage and dispensing system and a reduced gas supply service frequency to substantially reduce our overall cost of service for each Mini-Bulk location. However, once in place, it is serviced using our existing infrastructure. We believe our Mini-Bulk capabilities are a competitive advantage for us, extending our beverage carbonation solutions to under-serviced users who cannot be offered a bulk CO2 solution cost effectively by our competitors. We expect Mini-Bulk to provide an important channel for future new customer growth.

–>
Capitalize on Under-Serviced Demand for Draught Beer Carbonation Solutions.    We believe the market for draught beer beverage carbonation solutions is also large and under-serviced. We estimate the U.S. market consists of approximately 207,000 bars and full-service restaurants operating more than one draught beer tap. We have invested significant management resources in the development of our proprietary draught beer solutions, including the XactmiX beverage control system and XactN2 nitrogen generator, to address this market opportunity. Our customizable draught beer solutions now utilize a combination of beverage grade CO2, a draught beer grade nitrogen generator and a gas control and blending device to optimize yield, taste and operational efficiency for higher volume draught beer locations. We estimate 132,000, or 64%, of these locations also operate fountain beverage volumes appropriate for our bulk CO2 or Mini-Bulk fountain beverage solutions. We expect that our new draught beer beverage carbonation solutions will drive significant future new customer account growth from bars and full-service restaurants seeking a cost effective, higher quality beverage carbonation solution. However, as discussed in the section entitled "Risk factors," we may not be able to successfully expand our business into the draught beer market.

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Acquire Customer Portfolios from Local Distributors.    Alternative sources of supply for our services consist predominantly of:

–>
local "mom and pop" gas distributors who cannot offer an integrated equipment system and refill service approach;

  –>
  regional gas distributors who provide a system and service offering, but lack exclusive focus, competency and cost effectiveness in providing fountain or draught beer beverage solutions; and

  –>
  large industrial gas distributors that do not possess our service capabilities or consider beverage gas delivery core to their business model.

  As the beverage carbonation leader in the U.S. with differentiated service capabilities and the only dedicated national service infrastructure, we believe we have become the "acquiror of choice" for competing beverage gas distributors who find it increasingly difficult to match our cost effectiveness and service intensity. Further, given our dense, nationwide distribution footprint, and the minimal incremental fixed cost and low integration complexity associated with acquired contractual revenues, we are able to acquire incremental revenues at attractive margins. We believe the margins realized on the acquired revenues allow us to significantly enhance our overall operating margins and generate increased equity returns for our stockholders. We have largely operationalized our acquisition program, including dedicating two full-time employees to this function, and have a strong track record of consistently acquiring at least several thousand new accounts from our competitors each year other than in fiscal years 2007 and 2008. We expect that similar opportunities for account acquisition exist and will remain critical to our growth strategy going forward as well as allow us to achieve enhanced operating margins.

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Capitalize on Recovery in our Customers' End Markets.    While a difficult U.S. consumer environment slowed customer traffic broadly in 2009 by an average of 2% at QSR locations and an average of 4% at U.S. casual dining restaurant locations, according to research conducted by the NPD Group, and consequently slowed the growth of U.S. new restaurant openings, we continued to grow through a mix of organic new account penetration and acquisitions. We believe as unemployment levels subside and GDP grows, store level traffic and new store openings will increase, enhancing our already strong growth opportunity. In addition, based on market research conducted by the NPD Group, QSR consumers continue to shift towards chains versus non-chain locations as shown by traffic distribution. As evidence, this research showed that the percentage of QSR customers visiting chain locations increased from 62% in 2003 to 68% in 2009. This continuing shift towards QSR chains should benefit our revenues, due to our approximately 81% chain and 19% non-chain customer location mix.

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Continue to Pursue Innovative Beverage Carbonation Solutions.    We have pioneered the development of beverage carbonation solutions for restaurant and hospitality customers with the introduction of our beverage grade bulk CO2 solution, through our most recent innovations, which include the newly debuted Mini-Bulk fountain beverage solution and XactmiX and XactN2 draught beer solutions. We believe our demonstrated ability to uniquely design, develop and introduce innovative beverage carbonation products and solutions for our customers is a competitive advantage and a critical driver of our leading market position. Further, our innovative solutions not only have supported our market leadership, but continue to expand the size of our target markets and potential customer base, therefore creating new avenues for growth. We expect that we will continue to provide innovative beverage carbonation and related solutions to meet the changing needs and demands of our customers. However, as discussed in the section entitled "Risk factors," we cannot assure you that we will continue to bring successful new innovations and new products to the market.

SUMMARY RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks summarized below, the risks described in the section entitled "Risk factors," and the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any shares of our common stock:

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the uncertainty of future operating results;

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lack of product diversity, continued market acceptance by the fountain beverage market of our bulk CO2 equipment and consumer preference for carbonated beverages;

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our ability to implement our acquisition strategy;

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the competitiveness of the fountain beverage carbonation market and our inability to respond to various competitive factors;

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dependence on our existing leadership team;

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failure to find suitable replacements if our current suppliers refuse to or otherwise do not provide services to us;

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the pricing and availability of beverage grade CO2 and other raw materials and shortages or increases in the prices thereof, or an increase in the cost of fuel;

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the success of our new products;

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seasonality of fountain beverage consumption;

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the business, credit, financial and other risks of customers;

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any collateral impact resulting from the ongoing worldwide financial "downturn," including global capital and credit market issues and any impacts on other participants in our industry; and

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the impact of our indebtedness on the operation of our business, including the impact of our securitization structure.

PRINCIPAL STOCKHOLDERS

Aurora Equity Partners III L.P., a Delaware limited partnership, and Aurora Overseas Equity Partners III, L.P., a Cayman Islands exempt limited partnership, which we refer to collectively as the Aurora Entities, are affiliates of Aurora Capital Group and control the vote with respect to 100% of our common stock, prior to giving effect to this offering. See "Certain relationships and related party transactions—Related Party Transactions—Securityholders agreement—Proxy and Voting Arrangements." After giving effect to this offering, the Aurora Entities will control the vote with respect to approximately         % of our common stock. Because of the Aurora Entities' ability to determine the outcome of stockholder votes, we are subject to additional risks, including that the Aurora Entities may have interests distinct from those of our other stockholders, as discussed in the section entitled "Risk factors."

Aurora Capital Group is a Los Angeles-based private investment firm managing over $2.0 billion of total capital. Aurora Equity Partners, the firm's private equity investment vehicle, focuses principally on control-investments in middle-market industrial, manufacturing and selected service oriented businesses, each with a leading position in sustainable niches, a strong cash flow profile and actionable opportunities for both operational and strategic enhancement.

CORPORATE STRUCTURE AND DEBT FINANCING

We are a holding corporation that was formed in connection with the acquisition of our business from the prior stockholders of NuCO2 Florida Inc. by affiliates of Aurora Capital Group in May 2008, which we refer to in this prospectus as the Acquisition. The Acquisition was, in part, financed utilizing a whole-business securitization financing, or the Securitization Transactions, for which we formed limited-purpose Delaware limited liability company subsidiaries, or the Securitization Entities, to house all of our revenue-generating assets as collateral in support of our financing. NuCO2 Florida Inc., our wholly-owned direct subsidiary, now acts as our operating company and manages the Securitization Entities. We describe the Securitization Entities in further detail later in this prospectus in the section entitled "Business—Corporate Structure."

We believe our whole business securitization financing is a competitive advantage for us as we are afforded unique financial flexibility at minimal risk and a low cost of funding compared to more conventional financing structures. This structure allows us to fund our operations with highly-rated, lower priced debt, while subjecting us to only one financial covenant, a debt service coverage ratio, or DSCR. This structure also has less onerous restrictions on capital expenditures, acquisitions, dividends and changes of control than typically found in more conventional debt structures. We believe the risk of default in our capital structure is also remote, given that, based on our revenues for the quarter ended June 30, 2010 and our balance sheet as of such date, we expect that we would need to experience a greater than 30.9% decline in our collections over the following three months to breach the DSCR covenant. Our unique capital structure also provides us with a flexible maturity. Upon scheduled maturity in 2013 of our Series 2008-1 Class A-1 Notes, or our 2008 Senior Notes, and our Series 2008-1 Class B-1 Notes, or our Subordinated Notes, we have two successive one-year renewal periods at our sole option which we can utilize to extend this maturity to 2014 or 2015. However, as discussed in the section entitled "Risk factors," our whole business securitization does subject us to additional risks, including that we may be required to comply with additional conditions to incur additional new indebtedness and that we have a more limited ability to negotiate with noteholders in an event of default than we would have under a more traditional debt structure.

COMPANY INFORMATION

We maintain our principal executive offices at 2800 SE Market Place, Stuart, Florida 34997 and our telephone number is (772) 221-1754. We maintain a website at www.NuCO2.com. Information contained on our website is not a part of, and is not incorporated by reference into, this prospectus.

RECENT DEVELOPMENTS

On September 29, 2010, the Securitization Entities completed the issuance of $40.0 million aggregate principal amount of Series 2010-1 Class A-1 Notes due 2015, or our 2010 Senior Notes. Our 2010 Senior Notes accrue interest annually at a fixed rate of 7.628%, were issued pursuant to a supplement to the indenture pursuant to which our other indebtedness was issued and rank equally with our 2008 Senior Notes.

On September 30, 2010, NuCO2 LLC and NuCO2 Supply LLC, two of the Securitization Entities, entered into an asset purchase agreement with, and acquired beverage carbonation customers and related assets from, Praxair Distribution Inc. for approximately $19.4 million in cash. This acquisition, together with two other asset purchase transactions completed with Praxair in fiscal 2010, adds approximately 7,500 customer locations, bringing our total customer locations to approximately 141,000 as of September 30, 2010. We expect the three acquisitions to provide annual revenues of approximately $12 million.

The offering

Issuer	NuCO2 Inc.
Common stock we are offering	shares
Over-allotment option

We have granted the underwriters a 30-day option to purchase up to         additional shares of our common stock from us at the initial public offering price less underwriting discounts and commissions. The option may be exercised only to cover any over-allotments.

Common stock outstanding after this offering	shares (or shares if the underwriters exercise their over-allotment option in full).
Use of proceeds	We intend to use the net proceeds from this offering to redeem preferred equity and for general corporate purposes, including funding future growth and acquisitions. See "Use of proceeds."
Dividend policy

So long as we are in compliance with the DSCR covenant imposed by our indenture, our indebtedness does not impose any individual or aggregate dollar limit on the amount of dividends we can pay. However, currently we do not anticipate paying any cash dividends to our stockholders for the foreseeable future. We will re-evaluate this policy as circumstances warrant. See "Dividend policy."

Risk factors	See "Risk factors" beginning on page 16 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
Proposed New York Stock Exchange symbol	NUCO

Unless otherwise noted, all information in this prospectus assumes:

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no exercise of the underwriters' over-allotment option; and

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a public offering price of $         per share of our common stock, which is the mid-point of the range set forth on the front cover of this prospectus.

Summary consolidated and pro forma combined financial data

The following summary consolidated financial data as of and for the period from July 1, 2007 to May 28, 2008 (Predecessor) and for the period from May 29, 2008 to June 30, 2008 (Successor) and for the fiscal years ended June 30, 2009 and June 30, 2010 (Successor) are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The following pro forma combined financial data for the twelve-month period ended June 30, 2008 is developed by applying pro forma adjustments to the historical audited consolidated financial statements included elsewhere in this prospectus in order to present our financial data for the twelve months ended June 30, 2008 as if the Acquisition had occurred on July 1, 2007. The results indicated below and elsewhere in this prospectus are not necessarily indicative of our future performance. You should read this information together with the sections entitled "Capitalization," "Unaudited pro forma combined financial data," "Selected consolidated financial data," "Management's discussion and analysis of financial condition and results of operations," "—Discussion of EBITDA and Adjusted EBITDA" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor	Successor	Pro Forma	Successor
Selected income statement data:	July 1, 2007 to May 28, 2008	May 29, 2008 to June 30, 2008	Combined Fiscal year ended June 30, 2008	Fiscal year ended June 30, 2009	Fiscal year ended June 30, 2010

			(unaudited)
	(in thousands, per share data)
Total revenues	$127,267	$12,468	$139,735	$156,125	$167,730
Cost of distribution services, excluding depreciation and amortization	63,440	6,481	69,921	72,314	73,679

Gross profit, excluding depreciation and amortization	63,827	5,987	69,814	83,811	94,051
Selling, general and administrative	26,889	1,812	29,824	29,248	32,975
Depreciation and amortization	18,529	2,096	31,093	34,734	32,597
Loss on asset disposal	2,877	225	3,102	2,089	2,152

Operating income	15,532	1,854	5,795	17,740	26,327
Interest expense	1,863	3,270	36,153	36,307	37,103

Income (loss) before income taxes	13,669	(1,416)	(30,358)	(18,567)	(10,776)
Provision for (benefit from) income taxes	5,380	(522)	(11,053)	(6,591)	(4,671)

Net income (loss)	8,289	(894)	(19,305)	(11,976)	(6,105)

Dividends on preferred stock	—	(911)	(911)	(11,232)	(13,381)

Net income (loss) attributable to common shareholders	$8,289	$(1,805)	$(20,216)	$(23,208)	$(19,486)

Net income (loss) per share attributable to common shareholders—basic	$0.56	$(18.27)	$(195.40)	$(217.71)	$(162.65)
Net income (loss) per share attributable to common shareholders—diluted	$0.55	$(18.27)	$(195.40)	$(217.71)	$(162.65)
Weighted average shares outstanding—basic	14,805	98.8	98.8	106.6	119.8
Weighted average shares outstanding—diluted	15,200	98.8	98.8	106.6	119.8

	Predecessor	Successor
Cash flows data:	July 1, 2007 to May 28, 2008	May 29, 2008 to June 30, 2008	Fiscal year ended June 30, 2009	Fiscal year ended June 30, 2010

	(dollars in thousands)
Cash flows provided by operating activities	$43,392	$5,771	$26,118	$33,269

Maintenance capital expenditures	(4,593)	(656)	(9,314)	(13,138)
Growth capital expenditures	(15,226)	(1,294)	(11,643)	(14,905)
Acquisitions	—	(478,299)	(44,390)	(13,873)
Other investing cash flows	39	—	8	25

Cash flows used in investing activities	(19,780)	(480,249)	(65,339)	(41,891)

Cash flows provided by (used in) financing activities	(23,911)	478,545	44,481	3,865

	Predecessor	Successor
Other data:	July 1, 2007 to May 28, 2008	May 29, 2008 to June 30, 2008	Fiscal year ended June 30, 2009	Fiscal year ended June 30, 2010

	(in thousands, except customer and per customer data)
EBITDA	$34,061	$3,950	$52,474	$58,924
Adjusted EBITDA	$42,332	$4,402	$57,710	$65,250
Number of customer locations serviced at period end	117,000	117,000	129,000	136,000
Average customer locations serviced during the period	116,000	117,000	123,000	132,000
Average revenues per customer location			$1,269	$1,271
Average gross profit, excluding depreciation and amortization, per customer location			$681	$713

Balance sheet data:	As of June 30, 2008	As of June 30, 2009	As of June 30, 2010

	(dollars in thousands)
Cash and cash equivalents	$4,111	$9,371	$4,614
Restricted cash(1)	19,442	17,787	15,880
Total assets	560,479	656,287	660,627
Total debt	332,253	339,871	346,671
Preferred stock (not including accrued dividends)	99,770	119,835	119,835	(2)
Total shareholders' equity	98,917	108,111	103,271

(1)
Restricted cash is cash pledged as collateral to secure certain obligations under our 2008 Senior Notes and Subordinated Notes. Please see Note 5 to the audited consolidated financial statements.

(2)
Total value of accrued and unpaid dividends as of June 30, 2010 was $25.5 million.

DISCUSSION OF EBITDA AND ADJUSTED EBITDA

In addition to our results under generally accepted accounting principles in the United States, which we refer to as GAAP, we also use EBITDA and Adjusted EBITDA, both non-GAAP financial measures, which we consider to be important and supplemental measures of our performance. EBITDA represents net income (loss) before interest, taxes, depreciation and amortization; Adjusted EBITDA is further adjusted for the non-cash loss on asset disposals and non-cash stock option expenses, and certain non-operating expenses, including sponsor management fees and expenses, securitization debt-related administration fees, and transaction costs related to our acquisition activity.

We use, and we believe our investors and other external users of our financial statements benefit from, the presentation of both EBITDA and Adjusted EBITDA in evaluating our operating performance. EBITDA permits the measurement of our operating performance without regard to items such as interest expense, taxes, depreciation, and amortization, which can vary substantially from company to company depending upon accounting methods, the book value of assets and liabilities, capital structure, and the method by which assets were acquired. Our management, principal investors and other external users of our financial statements utilize Adjusted EBITDA to further account for non-cash expenses that are unrelated to the core operations of our business, which provides a more appropriate and complete performance benchmark for the business. Our management also uses EBITDA and Adjusted EBITDA for planning purposes, including the preparation of our annual operating budget and financial projections.

You are encouraged to evaluate these measures and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools. Some of these limitations are:

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EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

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EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

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EBITDA and Adjusted EBITDA do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our indebtedness;

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EBITDA and Adjusted EBITDA do not reflect the impact of certain cash charges resulting from matters we consider not to be indicative of our ongoing operations;

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EBITDA and Adjusted EBITDA do not reflect the non-cash component of employee compensation;

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Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

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Other companies, including other companies in our industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure; and

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EBITDA and Adjusted EBITDA do not reflect tax obligations whether current or deferred.

Because of these limitations, you should not consider EBITDA and Adjusted EBITDA in isolation, or as a substitute for net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally.

The Securities and Exchange Commission, or the SEC, has adopted rules to regulate the use in filings with the SEC and public disclosures and press releases of non-GAAP financial measures, such as

EBITDA and Adjusted EBITDA, that are derived on the basis of methodologies other than in accordance with GAAP. These rules require, among other things:

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a presentation with equal or greater prominence of the most comparable financial measure or measures calculated and presented in accordance with GAAP; and

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a statement disclosing the purposes for which our management uses the non-GAAP financial measure.

The rules prohibit, among other things:

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exclusion of charges or liabilities that require cash settlement or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures;

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adjustment of a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur; and

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presentation of non-GAAP financial measures on the face of any financial information.

The following table presents a reconciliation of operating income, the most comparable GAAP financial measure, to EBITDA and Adjusted EBITDA, for each of the periods indicated:

	Predecessor	Successor
Reconciliation of EBITDA and Adjusted EBITDA to operating income:	July 1, 2007 to May 28, 2008	May 29, 2008 to June 30, 2008	Fiscal year ended June 30, 2009	Fiscal year ended June 30, 2010

	(dollars in thousands)
Operating income	$15,532	$1,854	$17,740	$26,327
Depreciation and amortization	18,529	2,096	34,734	32,597

EBITDA	34,061	3,950	52,474	$58,924
Loss on asset disposal	2,877	225	2,089	2,152
Lost cylinders reserve adjustment	—	—	—	1,108
Franchise taxes included "above the line"	—	—	—	238
Stock option expenses	4,361	41	1,105	1,259
Sponsor management fees and expenses	—	83	1,211	1,190
Debt-related administration fees	—	15	216	177
Acquisition related costs	1,033	88	615	202

Adjusted EBITDA	$42,332	$4,402	$57,710	$65,250

Risk factors

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the other information contained in this prospectus before deciding whether to purchase our common stock. Our business, prospects, financial condition and operating results could be materially adversely affected by any of these risks, as well as other risks not currently known to us or that we currently consider immaterial. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In assessing the risks described below, you should also refer to the other information contained in this prospectus, including our consolidated financial statements and the related notes, before deciding to purchase any shares of our common stock.

 RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Our future operating results are uncertain despite the previous growth rate in our revenues.

Prior growth rates in our revenues should not be considered indicative of future growth rates in our revenues. The timing and amount of future revenues will depend on, among other things:

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our ability to renew customer contracts with existing customers upon their expiration and to achieve high customer satisfaction with existing customers;

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our ability to acquire additional locations with existing customers;

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our ability to obtain agreements with new customers to install bulk CO2 equipment and use our services;

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our ability to increase the density of our customer base for existing service locations in order to allow for increased absorption of fixed costs;

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the level of annual increase, if any, in the indices to which the monthly fees and surcharge rates in our customer contracts are tied;

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our ability to successfully expand our business into the draught beer market;

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our ability to develop new and innovative beverage carbonation solutions and products;

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the success of any new products or beverage carbonation solutions, including our Mini-Bulk CO2 system and our customized draught beer carbonation solutions, including the XactmiX beverage control system and XactN2 nitrogen generator; and

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our ability to grow our business by identifying and consummating acquisitions.

Our operating results will depend on many factors, including:

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the level of product and price competition;

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our ability to manage revenues, customer turnover and growth;

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our ability to hire additional employees; and

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our ability to control costs.

Although we currently have a contractual backlog, this backlog is not necessarily indicative of future growth rates in our operating results, which will depend in part on our ability to implement new customer contracts. Additionally, such new customer contracts may be subject to modification or termination prior to implementation or may not be implemented for a significant period of time due to

Risk factors

customers' prior contractual commitments. If our future operating results suffer as a result of our inability to renew existing customer contracts, obtain new customer contracts, increase the density of our customer base, introduce new and successful products, manage our growth, or for any of the other reasons mentioned above, there could be a material adverse effect on our business, financial condition and results of operations.

Our business lacks product diversity and depends heavily on continued market acceptance by the fountain beverage market of bulk CO2 equipment and consumer preference for carbonated beverages.

Although we are developing new and differentiated products, we depend heavily on continued market acceptance of bulk CO2 equipment by the fountain beverage market, which has accounted for substantially all of our revenues. Unlike many of our competitors for whom bulk CO2 is a secondary business, we have no material lines of business other than the leasing of bulk CO2 equipment and the supply of beverage grade CO2. Total demand for bulk CO2 is limited because the fountain beverage market is mature. While we anticipate future growth from our customized draught beer carbonation solutions and other new products, our current ability to grow is primarily dependent upon the success of our marketing efforts to acquire new customers and the acceptance of bulk CO2 equipment as a replacement for high pressure cylinders. We cannot be certain that the operating results of our installed base of bulk CO2 equipment will continue to be favorable and past results may not be indicative of future market acceptance of our services. In addition, any economic downturn experienced by the fountain beverage market or customers or any significant shift in consumer preferences away from carbonated beverages to other types of beverages could have a material adverse effect on our business, financial condition and results of operations.

Implementing our acquisition strategy involves risk and failure to successfully implement this strategy could have a material adverse effect on our business.

One of our key strategies is to grow our business by selectively pursuing acquisitions of bulk CO2 customer accounts. Acquisitions involve risks, including:

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identifying appropriate acquisition candidates or negotiation of acquisitions on favorable terms and valuations;

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integrating acquired bulk CO2 customer accounts;

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implementing proper business and accounting controls;

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the ability to finance acquisitions, on favorable terms or at all;

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the diversion of management attention;

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retaining customers after acquisitions;

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failing to realize anticipated benefits, such as cost savings and revenue enhancements;

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maintaining our level of customer service as the business continues to grow;

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increasing incremental depreciation and amortization expense; and

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incurring unexpected costs, expenses and liabilities.

The growth in the size and scale of our business has placed, and is expected to continue to place, significant demands on our personnel and operating systems. Any additional expansion may further strain management and other resources. Our ability to manage growth effectively will depend on our

Risk factors

ability to, among other things, improve our operating systems, expand, train and manage our employee base and develop additional service capacity. If we are unable to manage our growth effectively, our customer service levels may decline, which may adversely affect our ability to maintain our customer base. A failure by us to maintain our customer base could have a material adverse effect on our business, financial condition and results of operations.

The beverage carbonation market is highly competitive, and any inability by us to respond to competitive factors may result in a loss of existing customers and a failure to attract new customers.

The beverage carbonation market is highly competitive. Our competitors may substantially increase their installed base of bulk CO2 equipment and expand their service nationwide, provide customer service superior to ours or reduce the price of their services below the prices offered by us. While we believe our national presence and deep service capabilities would be difficult, costly and time-consuming to replicate, we also face the risk of well-capitalized competitors entering our existing or future local or regional markets or developing a new, but competing product. We compete with numerous providers of bulk CO2 solutions, including:

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industrial gas and welding supply companies;

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specialty gas companies;

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restaurant and grocery supply companies; and

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fountain supply companies.

These suppliers vary widely in size. Some of our competitors may have significantly greater financial, technical or marketing resources than we do. Our competitors might succeed in developing technologies, products or services that are superior, less costly or more widely used than those we have developed or are developing, or that would render our technologies or products obsolete or uncompetitive. In addition, competitors may have an advantage over us with customers who prefer dealing with one company that can supply bulk CO2 solutions as well as fountain syrup. We cannot be certain that we will be able to compete effectively with existing or future competitors. Our failure to compete could have a material adverse effect on our business, financial condition and results of operations.

We depend on the continued contributions of our existing leadership team, each of whom would be difficult to replace.

Our future success depends to a significant degree upon the continued contributions of our leadership team and our ability to attract and retain other highly qualified management personnel. We have entered into executive employment agreements with our leadership team. The employment agreements with our Chief Executive Officer, Executive Vice President and Chief Financial Officer, Senior Vice President of Sales and Senior Vice President of Marketing and Business Development expire in May 2013, June 2013, May 2013 and June 2014, respectively. However, we face competition for management from other companies and organizations. Therefore, in spite of the existence of employment agreements, we may not be able to retain our existing leadership team or fill new management positions or vacancies created by expansion or turnover at existing compensation levels. We also do not have "key-person" insurance on the lives of our leadership team or management personnel to mitigate the impact to us that the loss of any of them would cause. Specifically, the loss of any of our leadership team would disrupt our operations and divert the time and attention of the remaining members of our leadership team. Additionally, failure to retain our current management

Risk factors

team or to attract and retain highly qualified management personnel to fill vacancies or newly created positions could have a material adverse effect on our business, financial condition and results of operations.

As we are dependent on third-party suppliers, we may have difficulty finding suitable replacements to meet our needs if these suppliers cease doing business with us.

We do not conduct manufacturing operations and depend, and will continue to depend, on outside parties for the manufacture of bulk CO2 equipment, beverage control systems, nitrogen generators and components. We intend to significantly expand our base of installed equipment, but our expansion may be limited by the manufacturing capacity of our third-party manufacturers. Manufacturers may not be able to meet our manufacturing needs in a satisfactory and timely manner, particularly if there is an unanticipated increase in demand for bulk CO2 equipment. We currently purchase bulk CO2 equipment from Chart Industries, Inc. and Cyl-Tec, Inc., two major manufacturers of bulk CO2 equipment. See "Business—CO2 Tanks." Should either manufacturer cease manufacturing bulk CO2 equipment, or together not be able to meet our supply needs, we may be required to locate additional suppliers. We may be unable to locate alternate manufacturers on a timely basis or negotiate the purchase of bulk CO2 or other equipment on favorable terms, if at all. A delay in the supply of bulk CO2 equipment, beverage control systems or nitrogen generators could cause potential customers to delay their decision to purchase our services or to choose not to purchase such services. This would result in delays in or loss of future revenues.

In addition, we purchase beverage grade CO2 for resale to our customers. We maintain beverage grade CO2 supply arrangements with four primary suppliers, each of which supplies our requirements for beverage grade CO2 for contractually-specified locations. See "Business—CO2 Supply." In the event any of these suppliers is unable to fulfill our current or, as our business grows, future requirements, and if we cannot make up the difference through one of our other current suppliers, we would have to locate additional suppliers. A delay in locating additional suppliers or our inability to locate additional suppliers could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on the pricing and availability of beverage grade CO2 and other raw material gases and shortages or increases in the prices thereof, or an increase in the cost of fuel, could increase our costs of goods sold, reduce our profits and margins and adversely affect our operations.

The principal raw material used in our business is beverage grade CO2, which is a commodity product. We purchase beverage grade CO2 for resale from our suppliers under contracts which provide for annual adjustments in the purchase price for beverage grade CO2 based upon changes in, among other things, certain indices and the price of beverage grade CO2 to these suppliers, as applicable. Greenhouse gas emissions have recently been subject to increased scrutiny, public awareness and evolving legislation. Increased regulation of greenhouse gas emissions could impose significant additional costs on our suppliers of beverage grade CO2, which could increase the prices they charge us. Until federal legislation is passed, it is unclear which industries will be impacted by greenhouse gas emission legislation, when they will be affected and whether our suppliers of beverage grade CO2 will increase the prices that they charge us as a result thereof.

In addition, stainless steel is used in the manufacture of most bulk CO2 equipment, including bulk CO2 tanks. We purchase bulk CO2 tanks from manufacturers under certain agreements. Stainless steel prices increased significantly during recent years. Future increases in the price of stainless steel, whether as a result of increases in raw materials, greenhouse gas legislation or otherwise, may result in

Risk factors

higher prices for such bulk CO2 equipment, including bulk CO2 tanks, which we must purchase. Our business also depends on our ability to deliver beverage grade CO2 to our customers through specialized bulk CO2 delivery vehicles. There have been significant increases in fuel costs in recent years. Continued high fuel costs or further increases and our inability to pass on increases to customers could reduce our profits and margins. Increases in the prices of beverage grade CO2, bulk CO2 tanks and fuel, including increases that may occur as a result of shortages, duties or other restrictions, could increase the cost of goods sold, which could have a material adverse effect on our business, financial condition and results of operations.

Our new products may not be successful.

Our newly debuted Mini-Bulk beverage gas systems and XactMiX™ and XactN2™ custom draught beer carbonation solutions, or any other new products we may launch in the future, may not be accepted by our customers and may not help us to bring in new customers. Any profits we may generate from these or other new products may be lower than in our core bulk CO2 equipment and service solutions and may not be sufficient for us to recoup our investments in them. New products may also have lower gross margins to the extent they do not fully utilize our existing infrastructure. In addition, new products may present new and difficult technological challenges that may subject us to claims if customers experience service disruptions or failures or other quality issues. To the extent our new products are not successful, it could damage our reputation, limit growth and have a material adverse effect on our business, financial condition and results of operations.

Our operating results may fluctuate due to seasonality because consumers tend to drink smaller quantities of carbonated beverages during the winter months.

Demand for beverage grade CO2 in times of cold or inclement weather is lower than at other times. Based on historical data and expected trends, we anticipate that revenues from the delivery of beverage grade CO2 will be highest in the first fiscal quarter, which lasts from July to September, and lowest in the third fiscal quarter, which lasts from January to March. As a result, we expect quarterly results of operations to continue to experience variability from quarter to quarter in the future. To the extent that we experience greater than anticipated variability from quarter to quarter, it could lead to a disruption in the timing of our cash flows and have a material adverse effect on our business, financial condition and results of operations.

Obesity and other health concerns may lead to a tax upon and otherwise reduce demand for some fountain beverages.

Consumers, public health officials and government officials are becoming increasingly concerned about the public health consequences associated with obesity, particularly among young people. In addition, some researchers, health advocates and dietary guidelines are encouraging consumers to reduce consumption of certain types of beverages, especially sugar-sweetened beverages, which include some of the fountain beverages in which our carbonation solutions are used. Increasing public concern about these issues and possible new taxes on and governmental regulations related to these beverages may reduce demand for these beverages, which could affect the demand for our products. Any reduction in the demand for our products could have a material adverse effect on our business, financial condition and results of operations.

Risk factors

Our business and related facilities are subject to extensive governmental regulation, which increases our cost of doing business. Failure to comply with these regulations may subject us to fines, penalties and injunctions that may adversely affect our operating results.

Our business and related facilities are subject to federal, state and local laws and regulations adopted for the use, storage and handling of beverage grade CO2. The transportation of beverage grade CO2 is also subject to regulation by various federal, state and local agencies, including the U.S. Department of Transportation. These regulatory authorities have broad powers, and our business is subject to regulatory and legislative changes that can affect the economics of the industry by requiring changes in operating practices or influencing the demand for and the cost of providing services.

Our business and facilities are also subject to federal, state and local environmental laws and regulations. Among these environmental laws are rules by which a current or previous lessee may be liable for the costs of investigation, removal or remediation of hazardous materials at such property. In addition, these laws typically impose liability regardless of whether the lessee knew, or was responsible for, the presence of any hazardous materials. Persons who arrange for the disposal or treatment of hazardous materials may be liable for the costs of investigation, removal or remediation of such substances at the disposal or treatment site, regardless of whether the affected site is owned, leased or operated by them. As we lease a number of service locations that may store, handle or arrange for the disposal of various hazardous materials, we may incur costs for investigation, removal and remediation, as well as capital costs, associated with compliance with environmental laws.

As our business involves hazardous materials such as beverage grade CO2, we are subject to federal, state and local laws and regulations that protect the health and safety of our employees and users of our products and services. While we believe that we have sufficient safety procedures in place, beverage grade CO2 can cause injuries such as frostbite and asphyxiation that may result in, and have in the past resulted in, serious injury or death to employees and other persons. There can be no assurances that our safety procedures will be sufficient to prevent all serious injury or death and such occurrences may subject us to costly fines, damages or other liabilities.

Although hazardous material, environmental and safety compliance costs have not been material in the past, these costs, or any similar liabilities that arise in the future, may exceed our resources and we may not be able to completely eliminate the risk of accidental contamination or injury. A significant increase in the cost of operations resulting from changing governmental regulations, or fines, damages or other liabilities that may arise as a result of a failure to comply with such regulations, could have a material adverse affect on our business, financial condition and results of operations.

We may face risks associated with litigation and claims.

From time to time, we are involved in a variety of lawsuits, claims and other proceedings relating to the conduct of our business. These suits may concern issues including contract disputes, employee-related matters, employee benefits, taxes, environmental, health and safety, personal injury and product liability matters. Due to the uncertainties of litigation, we can give no assurance that we will prevail on all claims made against us in the lawsuits that we currently face or that additional claims will not be made against us in the future. While it is not feasible to predict the outcome of pending lawsuits and claims, we do not believe that any such matters are material or that the disposition thereof is likely to have a material adverse effect on our business, financial condition and results of operations, although the resolution in any reporting period of any matter could have an adverse effect on our operating results for that period. Also, we can give no assurance that any other lawsuits or claims

Risk factors

brought in the future will not have a material adverse effect on our business, financial condition and results of operations.

Insurance policies may not cover all operating risks and a casualty loss beyond the limits of our coverage could negatively impact our business.

Our business is subject to all of the operating hazards and risks normally incidental to handling, storing and transporting beverage grade CO2. We maintain insurance policies in such amounts and with such coverages and deductibles that we believe are reasonable and prudent. Nevertheless, such insurance may not be adequate to protect us from all liabilities and expenses that may arise from claims for personal injury or death or property damage arising in the ordinary course of business, and current levels of insurance may not be able to be maintained or available at economical prices. If a significant liability claim is brought against us that is not covered by insurance, we may have to pay the claim with our own funds, which could have a material adverse effect on our business, financial condition and results of operations.

Customers are subject to business, credit, financial and other risks that could affect their ability to pay us.

Customers may be natural persons or legal entities. Customers are subject to business, credit, financial and other risks. These risks could materially and adversely affect a customer and its ability to make required payments under the applicable customer contracts in full or on a timely basis. Any such decrease in customer contract payments may have a material adverse effect on our business. As a result of financial distress, customers may apply for relief under bankruptcy and other laws relating to creditors' rights in the United States. In addition, customers may be subject to involuntary application of such bankruptcy and other laws. The bankruptcy of a customer could adversely affect our ability to collect payments due under the customer's contract and to protect our rights under, and otherwise realize the value of, such customer contract. This may occur as a result of, among other things, application of the automatic stay, delays and uncertainty in the bankruptcy process and potential rejection of such customer contracts. Our customers inability to pay us, whether as a result of credit issues, bankruptcy or otherwise, could have a material adverse affect on our business, financial condition and results of operations.

If economic conditions in the United States continue to remain weak or deteriorate further, our results of operations and financial condition may be adversely affected, and we cannot predict the extent or duration of these trends.

During the last few years, economic conditions throughout the United States have been extremely weak and may not improve in the foreseeable future. We are closely monitoring various aspects of the current financial and economic "crisis" and its potential impact on us, our liquidity, our access to capital, our operations and our overall financial condition. We note economic and financial markets are fluid and we cannot ensure that there will not be a material adverse deterioration in our business or liquidity in the near future. No assurances can be given that the current overall downturn in the economy will not have a material adverse affect on our business, financial condition and results of operations.

Global capital and credit market issues could negatively affect our liquidity and disrupt the operations of our suppliers and customers.

The global capital and credit markets have experienced increased volatility and disruption over the past several years, making it more difficult for companies to access those markets. Although we believe that our operating cash flows, access to capital and credit markets and existing credit will permit us to meet our business needs for the foreseeable future, there can be no assurance that continued or increased volatility and disruption in the capital and credit markets will not impair our liquidity. Our business could also be negatively impacted if our suppliers or customers experience disruptions resulting from tighter capital and credit markets or a slowdown in the general economy. Any failure by us or our customers to meet our or their respective liquidity needs could have a material adverse affect on our business, financial condition and results of operations.

Risk factors

The current global economic downturn may have other impacts on participants in our industry, which cannot be fully predicted.

The full impact of the current global economic downturn on our customers, vendors and other business partners cannot be anticipated. For example, major customers or vendors may have financial challenges unrelated to us that could result in a decrease in their business with us or, in extreme cases, cause them to file for bankruptcy protection. Similarly, parties to contracts may be forced to breach their obligations under those contracts. There can be no assurance that there will not be a bank, insurance company, supplier, customer or other financial partner that is unable to meet its contractual commitments to us. Similarly, stresses and pressures in the industry may result in impacts on our business partners and competitors which could have wide ranging impacts on the future of the industry. Any of these or other issues the participants in our industry may face, many of which cannot be predicted, could have a material adverse affect on our business, financial condition and results of operations.

Our indebtedness could adversely affect the operation of our business.

As of June 30, 2010, we had total indebtedness of $363.8 million (excluding original issue discount), which includes our 2008 Senior Notes, our Subordinated Notes, our Series 2008-1 Class A-2 Variable Funding Senior Notes, which we refer to as our Equipment Revolver, and our Series 2008-1 Class A-3 Variable Funding Senior Notes, which we refer to as our Working Capital Revolver. In addition, provided that we are able to satisfy certain conditions, including rating agency confirmation that a new issuance would meet certain minimum rating requirements and confirmation of the ratings of our outstanding notes as required by the indenture, as supplemented, under which our 2008 Senior Notes, our Subordinated Notes, our Equipment Revolver, our Working Capital Revolver and our 2010 Senior Notes, which we collectively refer to as our Notes, were issued, or the Securitization Indenture, we are able to issue unlimited additional series of senior or subordinated notes, which would be secured by substantially all of the assets of the Securitization Entities (other than NuCO2 Management LLC), as reflected by our issuance of the 2010 Senior Notes in September 2010. Our substantial indebtedness could have important consequences for our business, including the following:

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we could have difficulty satisfying our debt obligations, and if we fail to comply with these requirements, an event of default would result, which could lead to, among other things, (i) a reduction in, or elimination of, available cash flow for capital expenditures, acquisitions, expansions of our business and other business opportunities, (ii) an acceleration of all outstanding Notes and (iii) foreclosure and exercise of remedies by the trustee under the Securitization Indenture, or the indenture trustee, against any or all of the assets of our subsidiaries pledged to secure the Notes;

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we will be required to dedicate a substantial portion of our cash flow from operations to required payments on indebtedness, or, upon the occurrence of certain events, to pay additional amounts of principal and to make deposits in cash trap accounts, thereby reducing or eliminating the amount of the cash flow available to fund additional capital expenditures, acquisitions, expansions of our business and other business opportunities;

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we may be more vulnerable to general adverse economic and industry conditions;

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we may be placed at a competitive disadvantage compared to our competitors with less debt or debt that does not have the same restrictions as do the Notes; and

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NuCO2 Florida Inc., our operating subsidiary, may be removed in its capacity as master manager or employee company manager upon certain events of default, and replaced by a master manager

Risk factors

  or employee company manager that is not capable of managing all or a portion of our business or our employees with the same level of experience and expertise as NuCO2 Florida Inc.

If any of these events occur, our financial condition and results of operations could be adversely affected. This, in turn, could negatively affect the market price of our common stock, and we may need to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds that may be realized from those sales, or that additional financing could be obtained on acceptable terms, if at all.

We may not be able to refinance the Notes or may only be able to do so on unfavorable terms. If we are unable to refinance the Notes, we may be forced to take other actions to satisfy our obligations under the Notes, which could harm our business.

Our Notes, other than our 2010 Senior Notes, were issued in the Securitization Transactions under the Securitization Indenture and are currently scheduled to mature on June 25, 2013. The maturity date may be extended for two successive one-year periods until June 25, 2015, if we can meet the specified DSCR and no amortization event or event of default under the Securitization Indenture has occurred and is continuing. Our 2010 Senior Notes mature in 2015. We may not be able to refinance our outstanding Notes with either a new series of notes or with other forms of indebtedness. Even if we are successful in refinancing our currently outstanding Notes, such refinancing indebtedness may have economic or operational terms that are more onerous than the terms of our currently outstanding Notes.

If we are unable to refinance such Notes, we may be forced to reduce or delay investments and capital expenditures, seek additional capital or seek consent under the Securitization Indenture to sell assets or restructure the terms of such Notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations in respect of such Notes. If we were unable to repay amounts when due in respect of such Notes, the holders of the Notes could proceed against the collateral granted to them to secure the Notes.

We may be prevented from incurring additional indebtedness, which may adversely affect our ability to fund the growth of our business.

Other than a limited amount of capital lease obligations, the only indebtedness permitted to be incurred by the Securitization Entities under the Securitization Indenture consists of additional series of notes. However, before any such additional notes are issued, the Securitization Entities are required to satisfy certain conditions, including the confirmation by Moody's, S&P or Fitch's, as applicable, of specified minimum ratings on the additional notes and confirmation of the applicable rating with respect to each other series of notes outstanding. In addition, the terms of the master manager agreement executed in connection with the Securitization Transactions, or the Master Management Agreement, prohibit NuCO2 Florida Inc. from incurring indebtedness if it is unable to satisfy an interest coverage ratio of greater than or equal to 1.5 and a leverage ratio of less than or equal to 8.0, or the master manager incurrence tests. In the event that the Securitization Entities are not able to satisfy any of the conditions to the issuance of additional notes in the Securitization Indenture and NuCO2 Florida Inc. is not able to satisfy the master manager incurrence tests, the Securitization Entities and NuCO2 Florida Inc. will not be able to incur additional debt. Moreover, upon the occurrence of an early amortization event (which includes the failure of the Securitization Entities to satisfy a specified DSCR, the occurrence and continuation of an event of default under the

Risk factors

Securitization Indenture and the occurrence and continuation of an event of default by NuCO2 Florida Inc. under the Master Manager Agreement) or a cash trapping event (which consists of the failure of the Securitization Entities to satisfy a specified DSCR), a substantial portion of our cash flow would be used to repay the Notes or be deposited in a cash trapping account, respectively, so the Securitization Entities would not be able to issue new Notes or incur any other significant indebtedness at a time when our access to cash from operations would be limited. In addition, the Securitization Indenture prohibits new issuances at any time one of these events is continuing. The inability to incur additional debt may mean that we will not have the ability to finance any additional capital expenditures, acquisitions, expansions of our business and other business opportunities and may place us at a competitive disadvantage compared to our competitors who are able to incur debt, each of which could have a material adverse affect on our business, financial condition and results of operations.

As the consent of the independent manager is required to commence an insolvency proceeding, and given that the Noteholders may remove our senior management team from managing our business upon certain events of default, our ability to negotiate with Noteholders upon an event of default or potential event of default under the Securitization Indenture may be limited.

The ability to control the timing of the commencement of an insolvency proceeding, the ability to block the exercise of remedies against collateral by commencing an insolvency proceeding and the ability to maintain control over the operative assets of a business are important factors in the event a company is unable to comply with the terms of its outstanding indebtedness and needs to negotiate a waiver or amendment of the terms of such indebtedness with its creditors. However, as the organizational documents of each of the Securitization Entities provide that the consent of such Securitization Entity's independent manager is required to commence an insolvency proceeding, we would not control whether or when a bankruptcy petition would be filed. In acting or otherwise voting on any such material action, the independent manager considers only the interests of the Securitization Entities, including those entities' creditors, and not our interests or those of our stockholders. In addition, upon the occurrence and during continuation of an event of default under the Securitization Indenture, the Noteholders may remove our senior management team from managing our business. Consequently, if an event of default would occur or has occurred under the Securitization Indenture, the ability of the Company to negotiate with the Noteholders may be more limited than such ability would have been had our indebtedness consisted of a different type of indebtedness such as syndicated bank debt or high yield notes.

Extraordinary events such as terrorist attacks, acts of war or extreme weather conditions may cause significant disruption to our business.

Terrorist attacks, acts of war or extreme weather conditions, including, but not limited to, hurricanes, may interrupt our operations and damage our properties, or those of our suppliers and customers. Although we maintain property insurance, such coverage is subject to deductibles, limits on maximum insurance and limits on the types of events that are covered by such insurance and there can be no assurance that we would be able to fully collect, if at all, on claims resulting from such events. In addition, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economy. Any extraordinary events including, but not limited to, terrorist attacks, acts of war or extreme weather conditions, could have a material adverse effect on our business, financial condition and results of operations, or on those of our customers.

Risk factors

The loss or impairment of important intellectual property rights could have a material adverse effect on our business.

Our business relies on certain key intellectual property rights, such as trademark registrations for "NuCO2®," "AccuRoute®" and "Beverage Carbonation Made Easy®," trade secrets associated with our "XactMix™," "XactCO2™" and "XactN2™" products, domain name registrations and other confidential and proprietary information. A loss of these intellectual property rights, or a decrease in the value or impairment on the use of such intellectual property rights, could have a material adverse effect on our business, financial condition or results of operations.

A failure by us to comply with the material terms and conditions of any third-party intellectual property license agreements may give rise to termination of any such license agreement by the third-party licensor. Termination of certain material license agreements, including licenses for software used in our business could have a material adverse effect on our business, financial condition and results of operations.

We may be required from time to time to take actions to protect, enforce and maintain our intellectual property rights, including by bringing lawsuits against third-parties. We may not be able to adequately maintain, enforce and protect our intellectual property rights. Any significant devaluation of such intellectual property rights, including any injury to the goodwill of trademarks included in such intellectual property, could have a material adverse effect upon our business, financial condition and results of operations. Similarly, from time to time, we may be party to proceedings where third-parties challenge our rights. We may not be successful in such lawsuits, and we may be found to infringe the intellectual property rights of third-parties. Such lawsuits could result in a loss of intellectual property rights, and any lawsuits, regardless of their outcome, could result in substantial costs and diversion of resources, all of which could have a material adverse effect on our business, financial condition and results of operations.

Our reliance on technology could have a material adverse effect on our business.

We rely to a significant degree on the efficient and uninterrupted operation of our computerized information technology, communications systems and software, including the proprietary AccuRoute® system, as well as the technology, systems and software of third-parties. Any failure of current or new technology, systems or software could impair our collection, use, processing or storage of data and the day-to-day management of our business, which could have a material adverse effect on our business, financial condition and results of operations.

Our computerized information technology and communications systems and those of third-party service providers are vulnerable to damage or interruption from a variety of sources. Despite precautions taken by us or our service providers, as applicable, a natural disaster, a cyber attack or other unanticipated problems that lead to outages or the corruption or loss of data at our or their facilities could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO THIS OFFERING OF OUR COMMON STOCK

An active, liquid and orderly trading market for our common stock may not develop or be maintained, which could limit your ability to sell shares of our common stock.

Prior to the consummation of this offering, there has not been a public market for our common stock since 2008. Although we intend to apply to list our common stock on The New York Stock Exchange, or the NYSE, an active public market for our shares may not develop or be sustained after this

Risk factors

offering. The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters, and may not be indicative of the market price at which shares of our common stock will trade after this offering. In particular, we cannot assure you that you will be able to resell your shares of our common stock at or above the initial public offering price.

The market price of our common stock may be volatile, which could cause the value of your investment to decline or could subject us to securities class action litigation.

Even if a trading market develops, the market price of shares of our common stock could be subject to wide fluctuations in response to the many risk factors listed in this section and others beyond our control, including:

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variations in our quarterly operating results;

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our announcement of actual results for a fiscal period that are higher or lower than projected or expected results or our announcement of revenue or earnings guidance that is higher or lower than expected;

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sales of our common stock by our principal stockholder;

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our dividend policy;

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actions by our competitors;

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changes in applicable government and environmental regulations; or

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general economic and market conditions.

Furthermore, the stock markets recently have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes may cause the market price of shares of our common stock to decline. If the market price of a share of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock may be influenced by the research and other reports that industry or securities analysts may publish about us or our business. We do not currently have any and may never obtain research coverage by industry or financial analysts. If no or few analysts commence coverage of us, the trading price of our stock would likely decrease. Even if we do obtain analyst coverage, if one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Risk factors

We are controlled by the Aurora Entities, whose interest in our business may be different from ours and yours.

Immediately after the consummation of this offering, pursuant to proxies and voting agreements, the Aurora Entities will have the right to vote or direct the vote of approximately         % (or         % if the underwriters exercise their over-allotment option in full) of our voting power. See "Certain relationships and related party transactions—Related Party Transactions—Securityholders agreement—Proxy and Voting Arrangements." Consequently, the Aurora Entities will, and will for the foreseeable future continue to, be able to influence or control the election and removal of our directors and our corporate and management policies, including virtually all matters requiring stockholder approval, such as potential mergers or acquisitions, asset sales, payment of dividends and other significant corporate transactions. This concentration of ownership may delay or deter possible changes in control of our company, which may reduce the value of your investment. We cannot assure you that the interests of the Aurora Entities will coincide with the interests of our other holders of common stock. See "Certain relationships and related party transactions—Related Party Transactions—Securityholders agreement."

We are a "controlled company" for purposes of the NYSE listing requirements and are therefore exempt from certain corporate governance requirements.

Because of the equity ownership of the Aurora Entities, we are considered a "controlled company" for the purposes of NYSE listing requirements. As such, we are exempt from the NYSE's corporate governance requirements that our Board of Directors, our Compensation Committee and our Nominating and Governance Committee meet the standard of independence established by those corporate governance requirements. Upon consummation of this offering, we will rely on this exemption, and will not have the full independence required under the NYSE's corporate governance standards for issuers that are not controlled companies. The NYSE independence standards are intended to ensure that directors who meet the independence standard are free of any conflicting interest that could influence their actions as directors. It is possible that the interests of the Aurora Entities may in some circumstances conflict with our interests and the interests of our other stockholders.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

Additional sales of our common stock in the public market after the consummation of this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon consummation of this offering, we will have         shares of common stock outstanding. The         shares of our common stock sold in this offering, as well as any shares disposed of upon exercise of the underwriters' over-allotment option, will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining shares of common stock outstanding after this offering will be available for sale subject to, and in accordance with, the provisions of the Securities Act and the rules and regulations promulgated thereunder and to the extent applicable, any lock-up agreements that we, our officers, directors, employees and stockholders enter into. As any resale restrictions end, the market price of our common stock could decline if the holders of those shares sell them or are perceived by the market as intending to sell them. In addition, pursuant to certain provisions of our securityholders agreement that will remain in effect after the consummation of this offering, all securityholders who are parties to the securityholders agreement are entitled to certain "piggy-back" registration rights with respect to shares of our common stock, and certain securityholders are entitled to demand registration of their shares. See "Certain relationships and related party transactions—Securityholders agreement." Registration of

Risk factors

any such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

As a new investor, you will experience immediate and substantial dilution.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value of the shares they purchase. Because our common stock was originally sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of $         per share in net tangible book value. The exercise of outstanding options, 5,688.4 of which are outstanding and exercisable as of September 30, 2010, may result in further dilution. See "Dilution."

Since only a portion of the proceeds from this offering will be used to grow our business, the value of your investment in our common stock could be negatively impacted.

We intend to use the net proceeds of this offering to redeem all of our outstanding preferred equity for approximately $              million, or         % of the net proceeds from this offering, and for growth capital. See "Use of proceeds." We do not intend to use all of the proceeds from this offering to grow our business, which could negatively impact the value of your investment in our common stock.

We are a holding company and depend on the cash flow of our subsidiaries.

We are a holding company with no material assets other than the equity interests of our subsidiaries. Our subsidiaries conduct substantially all of our operations and own substantially all of our assets and intellectual property. Consequently, our cash flow and our ability to meet our obligations and pay any future dividends to our stockholders depends upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries directly or indirectly to us in the form of dividends, distributions and other payments. As each of our subsidiaries is a distinct legal entity, its ability to make any payments will depend on its finances, the restrictions imposed by our indebtedness described in the section entitled "Business—Corporate Structure" and other legal restrictions. Any inability on the part of our subsidiaries to make payments to us could have a material adverse affect on our business, financial condition and results of operations.

Provisions of Delaware law and our charter documents could delay or prevent an acquisition of us, even if the acquisition would be beneficial to you.

Provisions in our certificate of incorporation and bylaws that we intend to adopt prior to the consummation of this offering may have the effect of delaying or preventing a change of control or changes in our management. These provisions include:

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the absence of cumulative voting in the election of our directors, which means that the holders of a majority of our common stock may elect all of the directors standing for election;

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the ability of our Board of Directors to issue preferred stock with voting rights or with rights senior to those of our common stock without any further vote or action by the holders of our common stock;

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the division of our Board of Directors into three separate classes serving staggered three-year terms;

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the ability of our stockholders to remove our directors is limited to cause and only by the vote of at least 66 2/3% of the outstanding shares of our common stock;

Risk factors

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the prohibition on our stockholders from acting by written consent and calling special meetings;

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the requirement that our stockholders provide advance notice when nominating director candidates or proposing business to be considered by the stockholders at an annual meeting of stockholders; and

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the requirement that our stockholders must obtain a 66 2/3% vote to amend or repeal certain provisions of our certificate of incorporation.

We are also subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits us from engaging in any business combination with any interested stockholder, as defined in that section, for a period of three years following the date on which that stockholder became an interested stockholder. See "Description of capital stock." These provisions could also make it more difficult for you and our other stockholders to elect directors and take other corporate actions, and could limit the price that investors might be willing to pay in the future for shares of our common stock.

If we are unable to implement and maintain the effectiveness of our internal control over financial reporting, our independent registered public accounting firm may not be able to provide an unqualified report on our internal controls, which could adversely affect our stock price.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, beginning with our Annual Report on Form 10-K for the fiscal year ending June 30, 2012, our management will be required to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. We may encounter problems or delays in completing the implementation of any changes necessary to our internal control over financial reporting to conclude such controls are effective. If we and our independent registered public accounting firm conclude that our internal control over financial reporting is not effective, investor confidence and our stock price could decline.

We do not anticipate paying any dividends for the foreseeable future.

Although the agreements governing our indebtedness do not directly restrict our ability to do so, we do not anticipate paying any dividends to our stockholders for the foreseeable future. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our common stock and may lose some or all of the amount of your investment. Any determination to pay dividends in the future will be made at the discretion of our Board of Directors and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant.

We could incur increased costs as a result of being a publicly-traded company.

As a company with publicly-traded securities, we could incur significant legal, accounting and other expenses not presently incurred. In addition, the Sarbanes-Oxley Act of 2002, as well as rules promulgated by the SEC and the NYSE, require us to adopt corporate governance practices applicable to U.S. public companies. These rules and regulations may increase our legal and financial compliance costs.

Cautionary statement regarding
forward-looking statements

This prospectus includes statements that are, or may be deemed to be, forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "estimates," "anticipates," "expects," "intends," "may," "will" or "should" or, in each case, its negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Although we believe the forward-looking statements contained in this prospectus are reasonable, we caution prospective investors in our common stock that forward-looking statements are not guarantees of future performance and that our actual results may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if actual results are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

The following list represents some, but not necessarily all, of the factors that may cause actual results to differ from those anticipated or predicted:

–>
the uncertainty of future operating results;

–>
lack of product diversity, continued market acceptance by the fountain beverage market of our bulk CO2 equipment and consumer preference for carbonated beverages;

–>
failure to successfully implement our acquisition strategy;

–>
the competitiveness of the fountain beverage carbonation market and our inability to respond to various competitive factors;

–>
failure to retain our existing leadership team;

–>
failure to find suitable replacements if our current suppliers refuse to or otherwise do not provide services to us;

–>
the pricing and availability of beverage grade CO2 and other raw materials and shortages or increases in the prices thereof, or an increase in the cost of fuel;

–>
poor performance of our new products;

–>
seasonality of fountain beverage consumption;

–>
reduced demand for some fountain beverages due to increased obesity and other health concerns;

–>
a casualty loss beyond the limits of our insurance coverage;

–>
risks associated with litigation and claims;

–>
failure to comply with governmental regulations governing the beverage grade gases business;

–>
the business, credit, financial and other risks of customers;

Cautionary statement regarding forward-looking statements

–>
any collateral impact resulting from the ongoing worldwide financial "downturn," including global capital and credit market issues and any impacts on other participants in our industry;

–>
extraordinary events such as terrorist attacks, acts of war or extreme weather conditions;

–>
the interests of the Aurora Entities;

–>
loss or impairment of important intellectual property rights;

–>
our reliance on technology; and

–>
the impact of our indebtedness on the operation of our business, including the impact of our securitization structure.

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this prospectus are more fully described in "Risk factors" and elsewhere in this prospectus.

We will not undertake and specifically disclaim any obligation or undertaking to publicly release the results of any revisions that may be made to any forward-looking statements contained in this prospectus to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. In addition, it is our general policy not to make any specific projections as to future earnings and we do not endorse any projections regarding future performance that may be made by third-parties.

Use of proceeds

We estimate that we will receive net proceeds from this offering (after deducting underwriting discounts and commissions and our estimated offering expenses) of approximately $             million ($             million if the underwriters exercise their over-allotment option in full), based upon an assumed initial public offering price of $         per share, the mid-point of the offering range indicated on the cover of this prospectus.

From the net proceeds to us from this offering we expect to use approximately:

–>
$             million for the aggregate redemption price for all outstanding shares of our Series A preferred stock and our Series B preferred stock, which includes all accrued and unpaid dividends; and

–>
$             million for general corporate purposes, including funding future growth and acquisitions.

The fees and expenses of this offering include $             million paid to Aurora Management Partners LLC, a Delaware limited liability company and affiliate of Aurora Capital Group, or AMP, in connection with the amendment and restatement of our Amended and Restated Management Services Agreement, or the Management Services Agreement. See "Certain relationships and related party transactions—Related Party Transactions—Management services agreement." Certain of our affiliates who hold shares of our preferred stock, as described in greater detail in footnote 1 to the table included in the section entitled "Principal stockholders," will also receive payments totaling approximately $              million in connection with our redemption of all outstanding preferred stock. See "Certain relationships and related party transactions—Related Party Transactions—Redemption of series A preferred stock and series B preferred stock."

Dividend policy

During fiscal years 2008, 2009 and 2010, we did not declare or pay any cash dividends on our common stock. We do not anticipate paying any dividends to our stockholders for the foreseeable future. However, the agreements governing our indebtedness do not restrict our ability to pay dividends except in the case of an early amortization event or event of default under the Securitization Indenture in which case they do restrict the ability of the Securitization Entities to distribute cash to us. Accordingly, you may have to sell some or all of your common stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our common stock and may lose some or all of the amount of your investment. While we intend to re-evaluate this policy as circumstances warrant, any determination to pay dividends in the future will be made at the discretion of our Board of Directors and will depend on our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant.

Capitalization

The following table sets forth, as of June 30, 2010, our cash and cash equivalents and capitalization:

–>
on an actual basis;

–>
on an as adjusted basis to give effect to:

–>
the issuance of $40 million aggregate principal amount of our 2010 Senior Notes;

–>
the filing of our second amended and restated certificate of incorporation, which will occur immediately prior to the consummation of this offering, and that will provide for, among other things, the authorization of             shares of common stock and             shares of preferred stock and a         for one stock split;

–>
the fee payable pursuant to the amendment of our Management Services Agreement in connection with this offering;

–>
the receipt of net proceeds from the sale of             shares of common stock by us in this offering at an assumed initial public offering price of $             per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

–>
the redemption of our preferred stock, including the accrued and unpaid dividends thereon through                        , 2010 (    days following the consummation of this offering), the anticipated redemption date, for a total of $             million.

This table should be read together with the sections entitled "Use of proceeds," "Selected consolidated financial data," "Management's discussion and analysis of financial condition and results of operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2010
	Actual	As adjusted

	(in thousands, except share and per share data)
Cash and cash equivalents	$4,614
Restricted cash	15,880

Total cash	$20,494

Indebtedness:
7.25% Fixed Rate Series 2008-1 Senior Note, Class A-1	$280,000
9.75% Fixed Rate Series 2008-1 Subordinated Note, Class B-1	75,000
Series 2008-1 Variable Funding Senior Note, Class A-2	8,767
7.628% Fixed Rate Series 2010-1 Senior Note, Class A-1	—
Original issue discount	(17,096)

Total indebtedness	346,671

Preferred stock:
Series A redeemable cumulative preferred stock, $0.01 par value, 11,000 shares authorized; 10,018 shares issued and outstanding with stated amount of $10,000 per share	100,181	—
Series B redeemable cumulative preferred stock, $0.01 par value, 2,500 shares authorized; 1,965 shares issued and outstanding with stated amount of $10,000 per share	19,654	—

Total redeemable preferred stock	119,835

Shareholders' equity:
Common Stock, par value $0.01 per share, 200,000 shares authorized, 119,850 shares outstanding	1
Additional paid-in capital	122,245
Accumulated deficit	(18,975)

Total shareholders' equity	103,271

Total capitalization	$569,777

Dilution

If you purchase shares of our common stock, you will experience immediate and substantial dilution. Dilution is the amount by which the offering price paid by the purchasers of our common stock to be sold in this offering will exceed the net tangible book value per share of our common stock after the offering. Net tangible book value per share represents the amount of total tangible assets (total assets less intangible assets) less total liabilities, divided by shares of our common stock outstanding, as of that date. The net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our common stock outstanding as of June 30, 2010. After giving effect to this offering, our as adjusted net tangible book value as of June 30, 2010 would have been $             , or $             per share of common stock. This represents an immediate increase in net tangible book value of $             per share to the existing stockholders and an immediate dilution in net tangible book value of $             per share to new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Net tangible book value per share at June 30, 2010	$
Increase in net tangible book value per share attributable to new investors	$
Adjusted net tangible book value per share	$
Dilution per share to new investors	$

A $1.00 increase or decrease in the assumed initial public offering price of $             per share would increase or decrease our net tangible book value by $             , the net tangible book value per share after the consummation of this offering by $             and the dilution per share to new investors by $             , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, any increase or decrease in the number of shares that we sell in this offering will increase or decrease our net proceeds by such increase or decrease, as applicable, multiplied by the offering price per share, less underwriting discounts and commissions and offering expenses.

The following table summarizes, on the same as adjusted basis as of June 30, 2010, the total number of shares of common stock purchased from us or, the total consideration paid and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering:

	Total shares			Total consideration
Average price per share
	Number	%		Amount	%

				$			$
Existing stockholders			%			%
New Investors
Total			%			%

Unaudited pro forma combined financial data

The following supplemental unaudited pro forma combined income statement data for the fiscal year ended June 30, 2008 has been developed by applying pro forma adjustments to the sum of the historical audited consolidated financial statements for the period from July 1, 2007 to May 28, 2008 (Predecessor) and the period from May 29, 2008 to June 30, 2008 (Successor) provided elsewhere in this prospectus.

The unaudited pro forma combined income statement data gives effect to the Acquisition that occurred May 28, 2008 as if it had occurred on July 1, 2007 and includes all adjustments, consisting of normal and recurring adjustments, that we consider necessary for a fair presentation of the results of operations for the period July 1, 2007 to June 30, 2008. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with this unaudited pro forma combined income statement data. The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma combined income statement data is presented for informational purposes only. The unaudited pro forma combined income statement data does not purport to represent what our actual combined results of operations would have been had the Acquisition actually occurred on the date indicated, nor is it necessarily indicative of future combined results of operations. The unaudited pro forma combined income statement data should be read in conjunction with the information contained in "Selected consolidated financial data," "Management's discussion and analysis of financial condition and results of operations" and the audited consolidated financial statements and the related notes thereto appearing elsewhere in this prospectus. All pro forma adjustments and their underlying assumptions are described more fully in the notes to our unaudited pro forma combined income statement data.

Unaudited pro forma combined financial data

	Predecessor	Successor			Pro forma
Selected income statement data:	Period From July 1, 2007 to May 28, 2008	Period From May 29, 2008 to June 30, 2008	Adjustments		Combined fiscal year ended June 30, 2008

					(unaudited)
	(in thousands except per share data)
Total revenues	$127,267	$12,468	$—		$139,735
Cost of distribution services, excluding depreciation and amortization	63,440	6,481	—		69,921

Gross profit, excluding depreciation and amortization	63,827	5,987	—		69,814
Selling, general and administrative	26,889	1,812	1,123	(1)	29,824
Depreciation and amortization	18,529	2,096	10,468	(2)	31,093
Loss on asset disposal	2,877	225			3,102

Operating income	15,532	1,854	(11,591)		5,795
Interest expense, net	1,863	3,270	31,020	(3)	36,153

Income (loss) before income taxes	13,669	(1,416)	(42,611)		(30,358)
Provision for (benefit from) income taxes	5,380	(522)	(15,911	)(4)	(11,053)

Net income (loss)	8,289	(894)	(26,700)		(19,305)
Dividends on preferred stock	—	(911)	—		(911)

Net (loss) Income attributable to common shareholders	$8,289	$(1,805)	$(26,700)		$(20,216)

Net income (loss) per basic common share	$0.56	$(18.27)			$(195.40)

Net income (loss) per diluted common share	$0.55	$(18.27)			$(195.40)

Weighted average shares outstanding—basic	14,805	98.8			98.8

Weighted average shares outstanding—diluted	15,200	98.8			98.8

Notes to the Unaudited Pro Forma Combined Statement of Operations

(1)
Represents increase in expenses for sponsor management fees of $0.9 million, trustee fees of $0.1 million and replacement management fees and debt related agency fees of $0.1 million incurred as a result of the Acquisition.

(2)
Represents the increase in depreciation and amortization expenses related to fair value adjustments to tangible and long-lived intangible assets with definite lives assuming the Acquisition occurred at July 1, 2008. These assets are amortized or depreciated on a straight line basis over their estimated useful lives.

(3)
Represents the net increase in interest expense ($24.0 million increase in interest expenses, plus $7.1 million in increase in original issue discount amortization, partially offset by $0.1 million of interest income).

(4)
Represents the income tax effect of the pro forma adjustment at a rate of 37.34%. This represents the effective federal and state tax rate in effect as of the date of pro forma, July 1, 2008.

Selected consolidated financial data

The following table sets forth our selected consolidated financial data as of and for the period from July 1, 2007 to May 28, 2008 (Predecessor) and for the period from May 29, 2008 to June 30, 2008 (Successor) and for the fiscal years ended June 30, 2009 and June 30, 2010 (Successor) and are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data as of June 30, 2006 and 2007 and for the fiscal years ended June 30, 2006 and 2007 are derived from our historical financial statements and are not included in this prospectus.

In May 2008, affiliates of Aurora Capital Group and members of our management formed NuCO2 Inc., originally named NuCO2 Parent Inc., to acquire all of the capital stock of NuCO2 Florida Inc., previously known as NuCO2 Inc. The Company in all periods prior to May 28, 2008 is referred to as "Predecessor" and in all periods including and after such date is referred to as "Successor."

The consolidated financial statements for all Successor periods may not be comparable to those of the Predecessor periods. You should read the selected consolidated financial data presented on the following pages in conjunction with our consolidated financial statements and related notes appearing

Selected consolidated financial data

elsewhere in this prospectus as well as the sections entitled "Risk factors" and "Management's discussion and analysis of financial condition and results of operations."

	Predecessor			Successor
Selected income statement data:	Fiscal year ended June 30, 2006	Fiscal year ended June 30, 2007	July 1, 2007 to May 28, 2008	May 29, 2008 to June 30, 2008	Fiscal year ended June 30, 2009	Fiscal year ended June 30, 2010

	(in thousands except per share amounts)
Total revenues	$116,196	$130,128	$127,267	$12,468	$156,125	$167,730
Cost of distribution services, excluding depreciation and amortization	52,483	62,549	63,440	6,481	72,314	73,679

Gross profit, excluding depreciation and amortization	63,713	67,579	63,827	5,987	83,811	94,051
Selling, general and administrative	24,146	28,521	26,889	1,812	29,248	32,975
Depreciation and amortization	18,333	20,059	18,529	2,096	34,734	32,597
Loss on asset disposal	1,733	2,260	2,877	225	2,089	2,152

Operating income	19,501	16,739	15,532	1,854	17,740	26,327
Loss on early extinguishment of debt and financing fees and expenses	—	—	—	—	—	—
Unrealized (loss) on financial instrument	(177)	—	—	—	—	—
Interest expense, net	1,989	2,207	1,863	3,270	36,307	37,103

Income (loss) before income taxes	17,689	14,532	13,669	(1,416)	(18,567)	(10,776)
Provision for (benefit from) income taxes	7,341	6,893	5,380	(522)	(6,591)	(4,671)

Net income (loss)	10,348	7,639	8,289	(894)	(11,976)	(6,105)
Dividends on preferred stock	—	—	—	(911)	(11,232)	(13,381)

Net income (loss) attributable to common shareholders	$10,348	$7,639	$8,289	$(1,805)	$(23,208)	$(19,486)

Net income (loss) per basic common share	$0.67	$0.49	$0.56	$(18.27)	$(217.71)	$(162.65)
Net income (loss) per diluted common share	$0.65	$0.48	$0.55	$(18.27)	$(217.71)	$(162.65)
Weighted average shares outstanding—basic	15,427	15,593	14,805	98.8	106.6	119.8
Weighted average shares outstanding—diluted	15,997	15,886	15,200	98.8	106.6	119.8

	Predecessor			Successor
Selected cash flow data:	Fiscal year ended June 30, 2006	Fiscal year ended June 30, 2007	July 1, 2007 to May 28, 2008	May 29, 2008 to June 30, 2008	Fiscal year ended June 30, 2009	Fiscal year ended June 30, 2010

	(dollars in thousands)
Cash flows provided by operating activities	$33,578	$42,774	$43,392	$5,771	$26,118	$33,269

Maintenance capital expenditures	(5,938)	(3,042)	(4,593)	(656)	(9,314)	(13,138)
Growth capital expenditures	(26,190)	(20,394)	(15,226)	(1,294)	(11,643)	(14,905)
Acquisitions	(9,543)	—	—	(478,299)	(44,390)	(13,873)
Other investing cash flows	(11)	54	39	—	8	25

Cash flows used in investing activities	(41,682)	(23,382)	(19,780)	(480,249)	(65,339)	(41,891)

Cash flows provided by (used in) financing activities	7,477	(19,390)	(23,911)	478,545	44,481	3,865

Selected consolidated financial data

	Predecessor			Successor
Selected other data:	Fiscal year ended June 30, 2006	Fiscal year ended June 30, 2007	July 1, 2007 to May 28, 2008	May 29, 2008 to June 30, 2008	Fiscal year ended June 30, 2009	Fiscal year ended June 30, 2010

	(in thousands except customer and per customer data)
EBITDA(1)(2)	$37,834	$36,798	$34,061	$3,950	$52,474	$58,924
Adjusted EBITDA(2)(3)	$42,865	$43,252	$42,332	$4,402	$57,710	$65,250
Number of customer locations serviced at period end	113,000	115,500	117,000	117,000	129,000	136,000
Average customer locations serviced during the period	105,000	115,000	116,000	117,000	123,000	132,000
Average revenues per customer location	$1,107	$1,132			$1,269	$1,271
Average gross profit, excluding depreciation and amortization, per customer location	$607	$588			$681	$713

	Predecessor		Successor
Selected balance sheet data:	As of June 30, 2006	As of June 30, 2007	As of June 30, 2008	As of June 30, 2009	As of June 30, 2010

	(dollars in thousands)
Cash and cash equivalents	$341	$343	$4,111	$9,371	$4,614
Restricted cash	—	—	19,442	17,787	15,880
Total assets	199,707	190,838	560,479	656,287	660,627
Total debt	35,450	34,750	332,253	339,871	346,671
Preferred stock (not including accrued dividends)	—	—	99,770	119,835	119,835	(4)
Total shareholders' equity	146,924	139,892	98,917	108,111	103,271

(1)
For our definition of EBITDA and a discussion of why we consider it useful, see the section entitled "Summary consolidated and pro forma combined financial data—Discussion of EBITDA and Adjusted EBITDA."

(2)
The following table presents a reconciliation of operating income to EBITDA and Adjusted EBITDA, for each of the periods indicated:

	Predecessor			Successor
Reconciliation of EBITDA and adjusted EBITDA to operating income:	Fiscal year ended June 30, 2006	Fiscal year ended June 30, 2007	July 1, 2007 to May 28, 2008	May 29, 2008 to June 30, 2008	Fiscal year ended June 30, 2009	Fiscal year ended June 30, 2010

	(dollars in thousands)
Operating income	$19,501	$16,739	$15,532	$1,854	$17,740	$26,327
Depreciation and amortization	18,333	20,059	18,529	2,096	34,734	32,597

EBITDA	$37,834	$36,798	$34,061	$3,950	$52,474	$58,924
Loss on asset disposal	1,733	2,260	2,877	225	2,089	2,152
Lost cylinders reserve adjustment	—	—	—	—	—	1,108
Franchise taxes included "above the line"	—	—	—	—	—	238
Stock option expenses	3,298	4,194	4,361	41	1,105	1,259
Sponsor management fees and expenses	—	—	—	83	1,211	1,190
Debt-related administration fees	—	—	—	15	216	177
Acquisition related costs	—	—	1,033	88	615	202

Adjusted EBITDA	$42,865	$43,252	$42,332	$4,402	$57,710	$65,250

(3)
For our definition of Adjusted EBITDA and a discussion of why we consider it useful, see the section entitled "Summary consolidated and pro forma combined financial data—Discussion of EBITDA and Adjusted EBITDA."

(4)
Total value of accrued and unpaid dividends as of June 30, 2010 was $25.5 million.

Management's discussion and analysis
of financial condition and results of operations

The following discussion and analysis of our financial condition and results of operations for the periods from July 1, 2007 to May 28, 2008 (Predecessor) and May 29, 2008 to June 30, 2008 (Successor) and the fiscal years ended June 30, 2009 and June 30, 2010 (Successor) and pro forma combined fiscal year ended June 30, 2008 should be read together with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategies for our business, includes forward-looking statements that involve risks and uncertainties. You should review the section entitled "Risk factors" for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, the forward-looking statements contained in this prospectus.

OVERVIEW

Our company

We believe we are the leading national provider of fountain and draught beverage carbonation solutions to the restaurant and hospitality industry. Our solutions combine equipment for the storage, blending and dispensing of beverage grade CO2 and N2 gases, with continuous, unprompted beverage gas supply service to customer locations via long-term agreements. Our equipment, in combination with our gas supply solutions, is designed to ensure uninterrupted fountain and draught beer beverage carbonation for our customers. Our customers are primarily QSRs and also include other restaurant chains, bars, convenience store chains and sports and entertainment venues.

Our fountain beverage solutions primarily consist of our bulk CO2 solutions for high beverage volume locations and our newly-introduced Mini-Bulk solutions for moderate beverage volume locations. We complement our bulk CO2 and Mini-Bulk fountain beverage solutions with our newly introduced customized draught beer carbonation systems, including the XactmiX beverage control system and XactN2 nitrogen generator.

Revenues

Currently, the majority of our revenues are derived from our beverage carbonation solutions for high beverage volume locations. We offer our beverage carbonation solutions through three types of service plans: the Budget Plan, the Equipment Lease and Product Purchase Plan and the Fill Plan. Our Budget Plan customers pay us a flat monthly fee for both the lease of our equipment and our continuous beverage grade CO2 supply services up to an annual consumption cap, whereas our Equipment Lease and Product Purchase Plan customers pay us a flat monthly equipment lease fee, while purchasing beverage grade CO2 from us on a per pound supplied basis. Our Fill Plan customers own their own fountain beverage carbonation equipment and purchase beverage grade CO2 from us on a per pound supplied basis. For the fiscal year ended June 30, 2010, our average revenues generated by plan were:

Budget Plan	58%
Equipment Lease and Product Purchase Plan	29%
Fill Plan	13%

Our continued revenue growth is largely dependent on our ability to continue to increase the number of served customer locations through organic growth and acquisitions, our ability to increase our prices and the successful penetration of our Mini-Bulk and draught beer beverage carbonation solutions. Therefore, we closely monitor customer bookings and attrition for the above referenced plan types. We periodically acquire customer portfolios given our dense nationwide footprint and the

Management's discussion and analysis of financial condition and results of operations minimal incremental fixed cost and low integration complexity associated with acquired contractual revenues. Because these acquisitions typically occur during the course of a fiscal period, our reported revenues for the period may not reflect the impact of all acquired portfolios during the period and may lag in comparison to the reported number of customer locations serviced at period end.

Costs of distribution services and selling, general and administrative expense

Cost of distribution services, excluding depreciation and amortization, is primarily comprised of purchased beverage grade CO2, drivers' and technicians' wages and benefits and vehicle related expenses required to service our customers. Continued gross profit growth is largely dependent on our ability to continue to pass along cost increases for beverage grade CO2 and other raw materials (which is currently contractually provided for) as well as our ability to continue to minimize our distribution costs, whether by improved productivity, increased customer density or otherwise.

Selling, general and administrative expense consist of executive wages and benefits, dispatch and communications costs, as well as expenses associated with marketing, administration, accounting and employee training.

Our business model requires the installation of our equipment at each new customer location at the inception of the relationship. We incur considerable depreciation and amortization expenses over the life of each customer relationship stemming from both the depreciation of our gas storage and dispensing equipment and also from the related installation costs and the amortization of sales commissions, deferred financing costs and other intangible assets. An increase in acquired customer portfolios will also increase our depreciation and amortization expenses.

RESULTS OF OPERATIONS

We assess results of operations by monitoring and managing several key metrics pertinent to our business. These include, but are not limited to, total revenues, revenues derived from customer locations, revenues per customer, gross profit percentages, total operating expenses, operating income, and non-GAAP measures such as EBITDA and Adjusted EBITDA. See "Summary consolidated and pro forma combined financial data—Discussion of EBITDA and Adjusted EBITDA."

In comparing our historical revenues and costs over prior periods, comparability of some line items are significantly affected by the Acquisition. For instance, depreciation and amortization is higher in more recent periods due to the Acquisition as a result of the increased valuation of depreciable and amortizable tangible and intangible assets. Also, interest expense is shown to increase significantly in recent periods as a result of the Acquisition and its related increase of long-term debt of approximately $355 million. Finally, provisions for income taxes will be similarly affected in periods following the Acquisition due to the higher interest costs that create a taxable loss position for the Company. These affected items are expected to continue at current levels in subsequent periods, excluding any new acquisitions we may make in such future periods.

The following table sets forth, for the periods presented, the consolidated statements of operations of NuCO2 Inc. and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. In the table below and throughout this "Management's discussion and analysis of financial condition and results of operations," consolidated statements of operations data for the periods from July 1, 2007 to May 28, 2008 (Predecessor) and May 29, 2008 to June 30, 2008 (Successor) and fiscal years ended June 30, 2009 and June 30, 2010 (Successor) and pro forma combined fiscal year ended June 30, 2008 have been derived from our audited consolidated financial statements. For purposes of comparison, consolidated statements of operations data is also presented on a pro forma basis for the twelve-month period ended June 30, 2008. See "Unaudited pro forma

Management's discussion and analysis of financial condition and results of operations combined financial data." The information contained in the table below should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Predecessor	Successor	Pro forma	Successor
Selected financial data:	July 1, 2007 to May 28, 2008	May 29, 2008 to June 30, 2008	Combined fiscal year ended June 30, 2008	Fiscal year ended June 30, 2009	Fiscal year ended June 30, 2010

			(unaudited)
	(dollars in thousands except per share amounts)
Total revenues	$127,267	$12,468	$139,735	$156,125	$167,730
Cost of distribution services, excluding depreciation and amortization	63,440	6,481	69,921	72,314	73,679

Gross profit, excluding depreciation and amortization	63,827	5,987	69,814	83,811	94,051
Selling, general and administrative	26,889	1,812	29,824	29,248	32,975
Depreciation and amortization	18,529	2,096	31,093	34,734	32,597
Loss on asset disposal	2,877	225	3,102	2,089	2,152

Operating income	15,532	1,854	5,795	17,740	26,327
Interest expense, net	1,863	3,270	36,153	36,307	37,103

Income (loss) before income taxes	13,669	(1,416)	(30,358)	(18,567)	(10,776)
Provision for (benefit from) income taxes	5,380	(522)	(11,053)	(6,591)	(4,671)

Net income (loss)	8,289	(894)	(19,305)	(11,976)	(6,105)

Dividends on preferred stock	—	(911)	(911)	(11,232)	(13,381)
Net income (loss) attributable to common shareholders	$8,289	$(1,805)	$(20,216)	$(23,208)	$(19,486)

Net income (loss) per basic common share	$0.56	$(18.27)	$(195.40)	$(217.71)	$(162.65)
Net income (loss) per diluted common share	$0.55	$(18.27)	$(195.40)	$(217.71)	$(162.65)
Weighted average shares outstanding—basic	14,805	98.8	98.8	106.6	119.8
Weighted average shares outstanding—diluted	15,200	98.8	98.8	106.6	119.8

Management's discussion and analysis of financial condition and results of operations

The following table sets forth, for the periods indicated, the percentage relationship that certain items in our consolidated statement of operations bear to total revenues:

			Pro forma	Successor
	Predecessor	Successor
			Combined fiscal year ended June 30, 2008
Selected financial data (percentage of revenues):	July 1, 2007 to May 28, 2008	May 29, 2008 to June 30, 2008		Fiscal year ended June 30, 2009	Fiscal year ended June 30, 2010

Total revenues	100.0%	100.0%	100.0%	100.0%	100.00%
Cost of distribution services, excluding depreciation and amortization	49.8%	52.0%	50.0%	46.3%	43.9%

Gross profit, excluding depreciation and amortization	50.2%	48.0%	50.0%	53.7%	56.1%
Selling, general and administrative	21.1%	14.5%	21.3%	18.7%	19.7%
Depreciation and amortization	14.6%	16.8%	22.3%	22.2%	19.4%
Loss on asset disposal	2.3%	1.8%	2.2%	1.3%	1.3%

Operating income	12.2%	14.9%	4.1%	11.4%	15.7%
Interest expense, net	1.5%	26.2%	25.9%	23.3%	22.1%

Income (loss) before income taxes	10.7%	-11.4%	-21.7%	-11.9%	-6.4%
Provision for (benefit from) income taxes	4.2%	-4.2%	-7.9%	-4.2%	-2.8%

Net income (loss)	6.5%	-7.2%	-13.8%	-7.7%	-3.6%

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED JUNE 30, 2010, JUNE 30, 2009 AND THE PRO FORMA COMBINED FISCAL YEAR ENDED JUNE 30, 2008

Total Revenues.    Total revenues increased by $11.6 million, or 7.4%, from $156.1 million for the fiscal year ended June 30, 2009 to $167.7 million for the fiscal year ended June 30, 2010. The increase in revenues of $11.6 million was driven by $7.7 million of acquisition related growth and $5.6 million of organic revenue growth, partially offset by lowered cost reimbursement of $1.7 million.

	Fiscal year ended June 30, 2010 vs fiscal year ended June 30, 2009
	$ Change	% Change

	(in thousands)
Organic	$5,637	3.6%
Acquisitions	7,705	4.9%
Cost pass-through	(1,737)	-1.1%

Total period over period change	$11,605	7.4%

Cost of Distribution Services, Excluding Depreciation and Amortization.    Cost of distribution services, excluding depreciation and amortization, increased $1.4 million from $72.3 million for the fiscal year ended June 30, 2009 to $73.7 million for the fiscal year ended June 30, 2010, while gross profit increased as percentage of total revenues from 53.7% to 56.1%. The increase in gross profit margin as a percentage of total revenues was driven largely by incremental leverage from the addition of acquired customer locations, selling price increases, raw material cost savings and greater operational wage efficiency.

Selling, General and Administrative Expense.    Selling, general and administrative expense increased by $3.8 million, or 13.0%, from $29.2 million for the fiscal year ended June 30, 2009, to

Management's discussion and analysis of financial condition and results of operations

$33.0 million for the fiscal year ended June 30, 2010. The increase was primarily due to an increase in salary and related expenses due to an increase in administrative headcount and organizational strengthening for the period. As a percentage of total revenues, selling, general and administrative expense increased from 18.7% for the fiscal year ended June 30, 2009 to 19.7% for the fiscal year ended June 30, 2010.

Depreciation and Amortization.    Depreciation and amortization expense decreased $2.1 million from $34.7 million for the fiscal year ended June 30, 2009 to $32.6 million for the fiscal year ended June 30, 2010. This 6.1% decrease is mainly due to a large number of assets relating to installations becoming fully depreciated during fiscal year 2010. This is mainly driven by useful lives derived from the valuation performed at the time of the Acquisition.

Loss on Asset Disposal.    Loss on asset disposal increased slightly from $2.1 million for the fiscal year ended June 30, 2009 to $2.2 million for the fiscal year ended June 30, 2010. These costs result primarily from expensing the remaining unamortized portion of deferred lease acquisition costs and initial installation expenses as tanks and related equipment are removed from customer locations we no longer service.

Interest Expense.    Interest expense increased slightly from $36.3 million for the fiscal year ended June 30, 2009 to $37.1 million for the fiscal year ended June 30, 2010. The 2.2% increase in interest expense was consistent with the increase in the average debt outstanding from $331.7 million for the fiscal year ended June 30, 2009 to $342.0 million for the fiscal year ended June 30, 2010. The stated interest rate of our fixed rate obligations remained unchanged during the fiscal year ended June 30, 2010 as compared to the fiscal year ended June 30, 2009.

Benefit from Income Taxes.    During fiscal years 2009 and 2010, we recognized a tax benefit of $6.6 million and $4.7 million, respectively. However, while we anticipate continuing to recognize a full tax provision in future periods, we expect to pay only alternative minimum tax and state/local taxes until such time that our federal net operating loss carryforwards are fully utilized. As of June 30, 2010, we had net operating loss carryforwards for federal income tax purposes of $102.1 million and for state income tax purposes in varying amounts, expiring through June 2029. As a result of the Acquisition, our federal net operating loss carryforwards are subject to an annual limitation. In the future, if we were to undergo another "ownership change" for U.S. federal income tax purposes, our ability to use our pre-ownership change federal and state net operating loss carryforwards (and certain built-in losses, if any) would be subject to an annual usage limitation generally equal to the product of our equity value and the applicable long term tax-exempt rate at the time of the future ownership change which under certain circumstances may prevent us from being able to utilize a portion of such loss carryforwards in future tax periods and may reduce after-tax cash flow.

Fiscal year ended June 30, 2009 compared to pro forma combined fiscal year ended June 30, 2008

Total revenues.    Total revenues increased by $16.4 million, or 11.7%, from $139.7 million in pro forma combined fiscal year 2008 to $156.1 million in fiscal year 2009. The increase in revenues of

Management's discussion and analysis of financial condition and results of operations

$16.4 million was driven by $6.1 million of acquisition related revenues, $9.9 million from organic revenue growth, and $0.3 million of increased cost pass-through.

	Fiscal year ended June 30, 2009 vs. pro forma combined fiscal year ended June 30, 2008
	$ Change	% Change

	(in thousands)
Organic	9,934	7.1%
Acquisitions	6,108	4.4%
Cost pass-through	348	0.2%

Total period over period change	$16,390	11.7%

Cost of Distribution Services, Excluding Depreciation and Amortization.    Cost of distribution services, excluding depreciation and amortization, increased $2.4 million, or 3.4%, from $69.9 million for the pro forma combined fiscal year ended June 30, 2008 to $72.3 million for the fiscal year ended June 30, 2009, while decreasing as a percentage of total revenues from 50.0% to 46.3%, respectively. The increase of $2.4 million was primarily related to an increase of $1.9 million in CO2 costs, due to increased volume to support the increased customer locations, and an increase of $4.7 million in driver's and technician's wages and benefits due to increased headcount hired to support the increased customer locations. These increases were partially offset by a $4.1 million decrease in refurbishment expenses, due to a change in accounting policy. Specifically, prior to the Acquisition, we expensed refurbishment costs even though these refurbishments extend the life of the tank. Please see Note 5 to the audited consolidated financial statements for more information.

Selling, General and Administrative Expense.    Selling, general and administrative expense decreased by 2.0%, or $0.6 million, from $29.8 million in pro forma combined fiscal year 2008 to $29.2 million in fiscal year 2009. Selling, general and administrative expense decreased as a percentage of total revenues from 21.3% to 18.7%.

Depreciation and Amortization.    Depreciation and amortization expense increased $3.6 million, or 11.6%, from $31.1 million in the pro forma combined fiscal year ended June 30, 2008 to $34.7 million in the fiscal year ended June 30, 2009. As a percentage of total revenues, depreciation and amortization expense increased from 22.3% in pro forma combined fiscal year 2008 to 22.2% in fiscal year 2009. The increase was primarily due to assets acquired in the nexAir acquisition and capital expenditures during the period.

Loss on Asset Disposal.    Loss on asset disposal decreased from $3.1 million in pro forma combined fiscal year 2008 to $2.1 million in fiscal year 2009, decreasing as a percentage of total revenues from 2.2% to 1.3%. As previously noted, we expense unamortized deferred lease acquisition costs and initial installation costs as tanks and related equipment are removed from customer locations due to customer attrition.

Interest Expense.    Interest expense increased $0.1 million, or 0.3%, from $36.2 million in pro forma combined fiscal year 2008 to $36.3 million in fiscal year 2009. The increase is not considered significant, as debt levels were nearly identical on a pro forma basis.

Provision for Income Taxes.    The benefit for income taxes decreased $4.5 million from $11.1 million in pro forma combined fiscal year 2008, to $6.6 million in fiscal year 2009. This decrease was primarily due to a lower loss before taxes of $11.8 million. In pro forma combined fiscal year 2008, we recorded a loss before taxes of $30.4 million compared to a loss before taxes of $18.6 million for fiscal year 2009.

Management's discussion and analysis of financial condition and results of operations

 LIQUIDITY AND CAPITAL RESOURCES

Our cash flows were as follows for the periods presented:

	Predecessor	Successor
CASH FLOW INFORMATION	July 1, 2007 to May 28, 2008	May 29, 2009 to June 30, 2008	Fiscal year ended June 30, 2009	Fiscal year ended June 30, 2010

	(dollars in thousands)
Operating activities
Cash flows provided by operating activities	$43,392	$5,771	$26,118	$33,269

Investing activities
Maintenance capital expenditures	(4,593)	(656)	(9,314)	(13,138)
Growth capital expenditures	(15,226)	(1,294)	(11,643)	(14,905)
Acquisitions	—	(478,299)	(44,390)	(13,873)
Other investing cash flows	39	—	8	25

Cash flows used in investing activities	(19,780)	(480,249)	(65,339)	(41,891)

Financing activities
Restricted cash	—	(19,441)	1,655	1,907
Debt related proceeds (uses)	(20,297)	298,446	2,696	1,952
Equity related proceeds (uses)	(3,614)	199,540	40,130	6

Cash flows provided by (used in) financing activities	$(23,911)	$478,575	$44,481	$3,865

Our cash requirements consist principally of: (i) growth capital expenditures associated with purchasing and placing equipment into service at new customers' sites; (ii) working capital and (iii) payment of interest on indebtedness incurred pursuant to the Securitization Transactions. For the year ended June 30, 2010, we made cash capital expenditures of approximately $14.9 million for internal growth, primarily for purchases of new CO2 storage and dispensing equipment and the refurbishment of existing CO2 storage and dispensing equipment for new customers. Generally, when possible, we seek to obtain the use of vehicles, land, buildings and other office and service equipment under operating leases as a means of conserving capital.

In addition to capital expenditures related to internal growth, we review opportunities to acquire customer accounts from competitors. On June 30, 2010, the Company entered into an agreement to acquire customer accounts and related equipment from Praxair Distribution, Inc. (Texas) for $7.1 million. On February 1, 2010, the Company entered into an agreement to acquire customer accounts and related equipment from Praxair Distribution, Inc. (Denver/Michigan) for $5.3 million. On December 31, 2009, the Company acquired customer locations and related equipment of Pepsi-Cola General Bottlers of Indiana, Inc., d/b/a PepsiAmericas-Indianapolis (Indy) region for $0.08 million. On September 30, 2009, the Company acquired customer locations and the beverage carbonation segment of Texas Welders Supply Company for $2.3 million. On August 31, 2009, the Company acquired customer locations and related equipment of Pepsi-Cola General Bottlers, Inc., dba PepsiAmericas (Pepsi) greater St. Louis region for $0.1 million. On December 31, 2008, the Company acquired customer locations and the beverage carbonation segment of nexAir, LLC, an industrial gas distributor in the mid-south region, for an original purchase price of $44.4 million. During the fiscal year ended June 30, 2010, $1.1 million, previously held in escrow, was returned to the Company

Management's discussion and analysis of financial condition and results of operations based on a final reconciliation of customer and equipment counts, resulting in a final adjusted purchase price of $43.3 million.

Liquidity sources

Our principal sources of liquidity are customer collections, unrestricted cash on hand and availability under our two revolving credit facilities: the Equipment Revolver and the Working Capital Revolver. We may borrow up to $30.0 million under the Equipment Revolver on a revolving basis at a rate of one-month LIBOR plus 4.5%; however, the proceeds of the Equipment Revolver must be utilized to fund the purchase of CO2 storage equipment, nitrogen generators and other equipment related to our business. In addition, we may borrow up to $20.0 million under the Working Capital Revolver at a rate of one-month LIBOR plus 4.5% for general business needs at our discretion. As discussed elsewhere in this prospectus, our growth strategy includes a continuous search for acquisition candidates, and, except as set forth above, the terms of our revolving credit facilities do not restrict our ability to utilize borrowing capacity to continue to fund acquisitions.

Borrowing Capacity.    As of June 30, 2010, we had not drawn on our Working Capital Revolver, leaving $20.0 million of undrawn availability, and we have drawn $8.8 million on our Equipment Revolver, leaving approximately $8.2 million of undrawn availability from unfinanced purchased equipment and unused capacity of $21.2 million.

We believe that we have sufficient liquidity from both cash from operations and our revolving credit facilities to meet our working capital, capital expenditures and other financial commitments. One single financial covenant governs compliance for all our debt, including our revolving credit facilities, and requires that we maintain a three-month DSCR of not lower than 1.20. The DSCR is calculated by dividing adjusted net cash flow by interest expense paid on the 2008 Senior Notes, the Working Capital Revolver, the Equipment Revolver and unused commitment fees, respectively. At June 30, 2010 the three-month DSCR was 2.94; based on this calculation, we believe we would need to experience a greater than 30.9% reduction in collections over the following three months to breach this covenant. In addition, the terms of the Master Management Agreement prohibit NuCO2 Florida Inc. from incurring indebtedness if it is unable to satisfy the master manager tests. These tests require that we have an interest coverage ratio of greater than or equal to 1.5 and a leverage ratio of less than or equal to 8.0. As of June 30, 2009 and June 30, 2010, we were in compliance with each of the master manager incurrence tests. Specifically, as of June 30, 2009, the interest coverage ratio and leverage ratio were 1.6 and 6.0, respectively, and, as of June 30, 2010, the interest coverage ratio and leverage ratio were 1.7 and 5.5, respectively.

We continually evaluate our current and alternative financing options and believe we could obtain additional financing on reasonable terms. The terms of any future financing arrangements would depend on, among other things, market conditions and our financial position at that time.

Cash flows from operating activities

Net cash provided by operating activities was $33.3 million for the year ended June 30, 2010. Net loss plus non-cash items, primarily consisting of depreciation and amortization, provided $34.7 million, offset by a $1.4 million increase in working capital.

Net cash provided by operating activities was $26.1 million for the year ended June 30, 2009. Net loss plus non-cash items provided $27.4 million including $42.5 million of depreciation and amortization, $2.1 million add back of loss on asset disposal and $1.1 million of share-based compensation, partially offset by a $6.9 million change in deferred tax assets. Furthermore, there was an increase in working capital of $1.3 million primarily driven by accrued interest.

Management's discussion and analysis of financial condition and results of operations

Net cash provided by operating activities was $5.8 million for the period from May 29, 2008 to June 30, 2008. This was primarily attributable to a $4.1 million decrease in working capital primarily driven by accrued interest and prepaid expenses.

Net cash provided by operating activities was $43.4 million for the period from July 1, 2007 to May 28, 2008. Net income plus non-cash items provided $38.3 million including $18.5 million of depreciation and amortization, $5.2 million of deferred tax asset and $4.4 million of share-based compensation. Furthermore, there was a decrease in working capital of $5.1 million primarily driven by accounts payable and accounts receivable.

Cash flows from investing activities

Net cash used in investing activities was $41.9 million for the year ended June 30, 2010. Capital expenditures were $28.0 million and acquisitions represented $13.9 million.

Net cash used in investing activities was $65.3 million for the year ended June 30, 2009, primarily due to the acquisition of nexAir for $44.4 million and capital expenditures of $18.6 million.

Net cash used in investing activities was $480.2 million for the period from May 29, 2008 to June 30, 2008 driven by the acquisition of NuCO2 Florida Inc. by Aurora.

Net cash used in investing activities was $19.8 million for the period from July 1, 2007 to May 28, 2008 primarily due to capital expenditures of $17.5 million.

Cash flows from financing activities

Net cash provided by financing activities was $3.9 million for the year ended June 30, 2010 driven by net proceeds from our equipment revolver of $2.0 million and reduction in restricted cash of $1.9 million.

Net cash provided by financing activities was $44.5 million for the year ended June 30, 2009 driven primarily by the issuance of common stock of $20.1 million and the issuance of preferred stock of $20.1 million and proceeds from our revolvers of $3.2 million.

Net cash provided by financing activities was $478.5 million for the period from May 29, 2008 to June 30, 2008 driven by the acquisition of NuCO2 Inc. by Aurora and related net proceeds from the issuance of long-term debt of $328.3 million and issuance of $199.5 million in shares of preferred and common stock, partially offset by repayment of former credit facility of $25.2 million, restricted cash of $19.4 million and an increase in deferred financing costs of $17.6 million.

Net cash used by financing activities was $23.9 million for the period from July 1, 2007 to May 28, 2008 driven primarily by the purchase of treasury stock of $7.1 million, the net settlement of the former credit facility of $9.8 million and swaption purchases of an aggregate of $8.5 million related to two swaptions purchased from Goldman Sachs Capital Markets, L.P. on January 30, 2008 and April 10, 2008 to hedge against rising interest rates prior to the issuance of certain of our Notes in connection with the Securitization Transactions, each of which was terminated prior to the consummation of the Acquisition.

Management's discussion and analysis of financial condition and results of operations

Contractual obligations

The following table sets forth our contractual obligations as of June 30, 2010, excluding periodic interest payments:

Contractual cash obligations	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years

	(in thousands)
Fixed Rate Series 2008-1 Senior Notes, Class A-1 due June 25, 2013, interest rate of 7.25%	$280,000	$—	$280,000	$—	$—
Fixed Rate Series 2008-1 Subordinated Notes, Class B-1 due June 25, 2013, interest rate of 9.75%	75,000	—	75,000	—	—
Borrowings on Senior Working Capital Revolver	—	—	—	—	—
Borrowings on Equipment Revolver	8,767	—	8,767	—	—
Employment agreements	4,910	1,721	2,877	312	—
Operating leases	19,761	6,445	8,244	4,234	838

Total cash obligations	$388,438	$8,166	$374,888	$4,546	$838

INFLATION

Inflation in the general economy has not historically had a material effect on our results of operations. While a significant portion of our costs are determined by the price of beverage grade CO2, our customer contracts generally provide for annual increases in the monthly service charge based upon various indices published by the U.S. Bureau of Labor Statistics. Additionally, while significant increases in fuel prices will impact our operating costs, we believe such impact is largely offset by fuel surcharges billed to the majority of our customers. See "Business—General—Our services." As such, we believe that inflation will not have a material adverse effect on our future results of operations.

OFF-BALANCE SHEET ARRANGEMENTS

We are not party to any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

ACCOUNTING MATTERS

Critical accounting policies

The policies discussed below are considered by management to be critical to an understanding of our financial statements and accompanying notes prepared in accordance with GAAP. Their application places significant importance on management's judgment as a result of the need to make estimates of matters that are inherently uncertain. Our financial position, results of operations and cash flows could be materially affected if actual results differ from estimates made.

Property and Equipment.    Property and equipment are stated at cost and depreciated over their estimated useful lives. Leasehold improvements are depreciated over the lives of the related leases or their estimated useful lives, whichever is shorter. We have a wide range of estimated useful lives of property and equipment because the useful lives of acquired equipment from various acquisitions are generally less than newly purchased assets acquired in the ordinary course of business. Repairs and

Management's discussion and analysis of financial condition and results of operations maintenance of property and equipment are generally expensed as incurred. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of all our respective assets as follows:

Estimated life

Leased equipment	1–20 years
Equipment and cylinders	1–20 years
Vehicles	1–5 years
Computer equipment and software	1–5 years
Office furniture and fixtures	1–7 years
Leasehold improvements	lease term

We do not depreciate bulk systems held for installation until the systems are ready for their intended use and leased to customers. Such uninstalled systems are typically held for less than one month before installation, and therefore the impact, if any, on depreciation expense is inconsequential, as these assets are depreciated over a 20-year life. Upon installation, the systems, component parts and direct costs associated with the installation are transferred to the leased equipment account. These direct costs are associated with successful placements of such systems with customers under noncancelable contracts, which would not be incurred by us but for a successful placement, and they are amortized over the life of the original customer contract. Upon early service termination, the unamortized portion of direct costs associated with the installation are recognized as a period expense in the consolidated statements of operations.

Refurbishment Costs.    Our tanks require vacuum refurbishment every seven to ten years to maintain effective operation of the tanks for the expected useful life of the tanks of 20 years. Such refurbishment is considered to be an overhaul to extend the useful life of the assets as compared to a minor maintenance activity. The Predecessor Company previously expensed such costs as a period expense. In connection with the Acquisition, the Successor Company began capitalizing costs directly related to the refurbishment of existing tanks and is amortizing these costs over the estimated remaining life of the tank at refurbishment, or seven years.

Goodwill and Other Intangible Assets.    Goodwill represents the excess of purchase price and related costs over the value assigned to the tangible and identifiable intangible assets of the Company for all transactions accounted for as business combinations.

We review the carrying value of goodwill at least annually (at December 31) to assess impairment since this asset is not amortized. Additionally, we review the carrying value of goodwill or any intangible asset whenever such events or changes in circumstances indicate that its carrying amount may not be recoverable. We assess impairment by comparing the fair value of an intangible asset or goodwill with its carrying value. Specifically, we test for impairment in accordance with ASC Topic 350, Intangibles, or ASC Topic 350. For goodwill, a two-step impairment model is used. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. The determination of fair value involves significant management judgment. If the fair value of the reporting unit is less than the carrying amount, goodwill would be considered impaired. The second step measures the goodwill impairment as the excess of recorded goodwill over the asset's implied fair value. Impairments are expensed when incurred. We have not recognized any goodwill impairment to date.

Also, under ASC Topic 350, we review for impairment, at least annually (at December 31), or more frequently when indicators of impairment exist, the carrying value of its other indefinite-lived intangible asset, trade names. If impairment indicators are present, then we may perform additional analysis, such as discounted cash flow analysis or appraisals, to determine if the carrying value exceeds

Management's discussion and analysis of financial condition and results of operations the fair value estimate. Impairment is then measured and the amount that the carrying value exceeds the fair value is written off to the consolidated statements of operations. We have not recognized any impairment for its trade names to date. Other intangible assets with finite lives continue to be amortized on a straight-line method over the periods of expected benefit. Our other finite-lived intangible assets consist of customer lists, proprietary technology and non-competition agreements.

Impairment of Long-Lived Assets.    Long-lived assets, other than goodwill and indefinite-lived intangibles, consist of property and equipment, customer lists, proprietary technology and non-competition agreements. Under FASB ASC Topic 360, Property, Plant and Equipment, long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying values may not be recoverable by comparing the carrying value of the assets with the estimated future undiscounted cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. Impairment losses are recognized only if the carrying amounts of long-lived assets are deemed to be not recoverable and exceed the asset's fair values. The impairment loss would be calculated as the difference between asset carrying values and the fair value of the asset with fair value generally estimated based on the present value of the estimated future net cash flows relating thereto. There was no indication of impairment for any periods presented.

Recent accounting pronouncements

Listed below are recent accounting pronouncements issued by the FASB that may have an impact on our consolidated financial condition, results of operations and cash flows. These pronouncements should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, or ASU 2009-13, Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force. ASU 2009-13 applies to all entities who are vendors that enter into multiple-deliverable arrangements with their customers. ASU 2009-13 provides amendments to the criteria in ASC 605 for separating consideration in multiple-deliverable arrangements, establishes a selling price hierarchy for determining the selling price of a deliverable and eliminates the residual method of allocation and requires the relative selling price method in allocating discounts. This update also expands disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU 2009-13 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We are currently evaluating what impact, if any, the adoption of ASU 2009-13 will have on our consolidated financial condition, results of operations and cash flows in future periods.

In August 2009, the FASB issued Accounting Standards Update No. 2009-04, or ASU 2009-04, Accounting for Redeemable Equity Instruments—Amendment to Section 480-10-S99. ASU 2009-04 represents an update to Section 480-10-S99, Distinguishing Liabilities from Equity, per EITF Topic D-98, Classification and Measurement of Redeemable Securities. This update is an SEC staff announcement that provides the SEC staff's views regarding the application of Accounting Series Release No. 268, Presentation in Financial Statements of "Redeemable Preferred Stocks," or ASR 268. ASR 268 requires preferred securities that are redeemable for cash or other assets to be classified outside permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder or (3) upon the occurrence of an event that is not solely within the control of the issuer. We have determined that, because certain redemption features included in its Series A and Series B preferred stock issuances are not within our control, such securities should be classified as temporary equity on the accompanying balance sheets.

Management's discussion and analysis of financial condition and results of operations

In May 2009, the FASB issued guidance now codified as FASB ASC Topic 855, Subsequent Events, or ASC Topic 855, which modifies current guidance in the auditing literature of the American Institute of Certified Public Accountants, or the AICPA, Auditing Standards Section 560, and is effective for interim or annual periods ending after June 15, 2009. ASC Topic 855 applies to all entities that prepare financial statements in accordance with GAAP. It defines subsequent events either as "recognized" or "non-recognized" subsequent events and refers to events or transactions that occur after the balance sheet date, but before the financial statements are issued or available to be issued. ASC Topic 855 requires SEC filers to evaluate subsequent events through the date of filing. We previously adopted the provisions of ASC Topic 855 and evaluated the impact of material subsequent events that have occurred through the date at which the accompanying consolidated financial statements were available to be issued. No recognized or non-recognized subsequent events were identified requiring recognition in the consolidated financial statements or disclosure in the accompanying notes to the consolidated financial statements at June 30, 2010 other than those disclosed in the Subsequent Events note.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not use financial instruments for speculative trading purposes and do not hold any derivative financial instruments that could expose us to significant market risk. Our primary market risk exposures are changes in interest rates and in beverage grade CO2 and fuel prices.

Interest rate risk and debt sensitivity analysis

At June 30, 2010, we had fixed-rate debt of $355.0 million with a weighted average interest rate of 7.8% and variable revolving debt of $8.8 million with a weighted average interest rate of 4.8%. Holding debt levels constant, a one-percentage point decrease in market interest rates based on estimated rates for similar types of arrangements would increase the unrealized fair market value of the fixed-rate debt by approximately $12.1 million and increase the cash flow from the variable debt by approximately $0.1 million. A one-percentage point increase in such interest rates would decrease the unrealized fair market value of the fixed-rate debt by approximately $11.6 million and decrease the cash flow from the variable debt by approximately $0.1 million.

Commodity price risk

In the normal course of business, we are exposed to market risk related to our purchase of beverage grade CO2, the primary commodity upon which our business depends. While beverage grade CO2 is typically available in sufficient supply, the price of beverage grade CO2 is subject to fluctuation. We do not use any derivative or hedging instruments to manage the price risk. While our beverage grade CO2 requirements contracts on the supply side provide for annual adjustments in the purchase price for beverage grade CO2, if the price of beverage grade CO2 increases, our variable costs could also increase. While historically we have successfully mitigated these increased costs through our customer contracts, which generally provide for annual increases in the monthly revenues based on increases in various indices published by the U.S. Bureau of Labor Statistics, we may not be able to successfully mitigate these costs in future contracts, which could cause our gross margins to decline. See "Risk factors."

Our business relies heavily on the delivery of our products directly to the customers' store locations. Therefore, fuel costs are a major expense for us. If worldwide prices for oil, and in turn, truck fuel, increase, our financial performance may be negatively affected. Although historically we have been successful in mitigating these cost increases through a fuel surcharge assessed to the customer, in the future, we may not be able to fully recover these costs and our gross margins could decline. See "Risk factors."

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GENERAL

Our company

We believe we are the leading national provider of fountain and draught beer beverage carbonation solutions to the restaurant and hospitality industry. Our solutions combine equipment for the storage, blending, and dispensing of beverage grade CO2 and N2 gases, with continuous, unprompted beverage gas supply service to customer locations via long-term agreements. In combination, our equipment and beverage gas supply services are designed to ensure uninterrupted fountain and draught beer beverage carbonation for our customers. Our customers are primarily QSRs as well as other restaurant chains, bars, convenience store chains, and sports and entertainment venues. Our solutions maximize our customers' cost effectiveness, operational efficiency and carbonation supply reliability by replacing costly, more cumbersome and less reliable high pressure beverage gas cylinders, at a small monthly cost with no upfront investment for the customer. We believe our value proposition remains strong and durable, as beverage carbonation is critically important to our QSR and other customers, who derive the largest portion of store level profitability from high-margin fountain and draught beer beverage revenues. As a result, we have a highly visible revenue base supported by long-term service agreements with high renewal rates and a significant national presence in an industry with substantial barriers to entry. We believe we have strong growth potential, as our solutions remain underpenetrated in our target markets despite our current leading market share position. For the fiscal year ended June 30, 2010, we generated revenues of $167.7 million, Adjusted EBITDA of $65.3 million and operating income of $23.6 million. Our revenues, Adjusted EBITDA and operating income grew at compound annual growth rates of 11.5%, 12.2% and 6.9%, respectively, from the fiscal year ended June 30, 2005. While a portion of this growth is attributable to acquisitions made over these periods, the majority is attributable to organic growth and new customer additions. For a reconciliation of Adjusted EBITDA to operating income, see the section entitled "Summary consolidated and pro forma combined financial data—Discussion of EBITDA and Adjusted EBITDA."

Our markets

We serve the U.S. fountain and draught beer retail beverage market. Our addressable market consists of all U.S. restaurant and hospitality locations that serve fountain-dispensed soft drinks. We estimate that this market consists of approximately 625,000 locations nationwide. Our fountain beverage bulk CO2 solutions, which currently represent a majority of our revenues, are customized to individually serve both high beverage volume and moderate beverage volume customer locations, as defined by estimated annual soda syrup consumption per fountain location, which we believe, based on the average ratio of CO2 and syrup usage by our fountain beverage customers, is a proxy for store-level beverage gas consumption. Our newly-introduced Mini-Bulk solutions are designed for moderate volume locations. We, and our industry, consider those locations that use more than 500 gallons of fountain syrup per year to be high volume, those locations that use between 300 and 500 gallons of fountain syrup per year to be moderate volume and those locations that use less than 300 gallons of fountain syrup per year to be low volume. We estimate that there are approximately 210,000 locations in the addressable U.S. market for our high volume fountain beverage solutions, of which we currently service approximately 128,000 locations, or 61%. We also estimate the moderate volume market opportunity is approximately 85,000 locations in the U.S., of which we currently service approximately 8,000 locations, or 9%. The remaining approximately 330,000 locations in the U.S. retail fountain beverage market which we do not prioritize are low volume beverage customer locations utilizing conventional high pressure cylinders for fountain beverage carbonation. Our newly debuted draught beer beverage carbonation solutions target a distinct addressable U.S. market that we

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estimate to be approximately 207,000 locations serving draught beer, approximately 132,000 of which also represent target fountain beverage locations of high or moderate volume for our bulk CO2 and Mini-Bulk solutions.

The chart below segments the U.S. fountain and draught beer beverage market into our target high and moderate beverage volume fountain and draught beer markets, as defined by number of customer locations at high, moderate or low volume beverage consumption:

Restaurant and hospitality fountain and draught beer beverage market total U.S. locations: 625,000

Source: Company estimates

Our services

Our fountain beverage solutions—consisting of both our bulk CO2 solutions for high volume locations and our newly-introduced Mini-Bulk solutions for moderate volume locations—are used to carbonate fountain beverages on-site at approximately 132,000 locations nationwide. Our market-leading scale in high volume beverage carbonation solutions and differentiated national service infrastructure allow us to successfully service locations affiliated with 99 of the top 100 national restaurant chains that serve fountain beverages according to National Restaurant News, as well as the top 10 convenience store chains, according to c-stores.com. We serve the majority of these customers, 57 of the top 100, under longer-term MSAs. These MSAs generally provide long-term contractual exclusivity for the provision of our services in all corporate-owned customer locations, as well as grant us qualified preferred vendor status for associated chain franchisees. Our MSAs include standardized contractual unit pricing and typically have four to six-year terms of service with each customer location. We believe our national reach, sophisticated bulk service capabilities and demonstrated service record with blue chip customers have contributed to our 61% share of the approximately 210,000 high volume U.S. locations. We estimate that our next largest competitor provides bulk CO2 solutions to approximately 10,000, or 5%, of these locations. We believe we maintain an outstanding service record with our customers, including McDonald's, Burger King, Subway, Taco Bell, Chipotle Mexican Grill, Panera Bread, 7-Eleven, Regal Cinemas, Walt Disney World and Yankee Stadium, as evidenced by less than 2%

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voluntary customer attrition since July 1, 2008. In addition, we have no significant customer concentration, as our largest customer contract accounted for less than 3% of total revenues for the fiscal year ended June 30, 2010.

In February 2010 we launched our Mini-Bulk solution to complement our high volume fountain beverage carbonation solutions. We designed our Mini-Bulk solution for moderate volume locations, which are typically smaller, less trafficked restaurant and hospitality chain locations or non-chain affiliated individual locations. Mini-Bulk is a "slimmed-down" bulk CO2 solution, designed to replicate the value proposition and economics of our high volume fountain beverage solutions. Mini-Bulk utilizes a combination of a lower capacity beverage gas storage and dispensing system and more limited gas supply service frequency to target an addressable U.S. market that we estimate to be approximately 85,000 fountain beverage locations. Today, we provide our solutions for less than 10% of these 85,000 locations and, accordingly, we expect that the Mini-Bulk solution will supplement our growth by expanding the potential number of high pressure cylinder users converting to a bulk solution.

Also, in March 2010 we introduced customized draught beer carbonation solutions, including the XactMix™ beverage control system and XactN2™ nitrogen generator. These systems are designed to ensure appropriate draught beer carbonation, optimize taste and reduce beer waste from overpour and unused product. We expect the XactMix™ beverage control system and XactN2™ nitrogen generator to drive incremental growth from the underpenetrated draught beer carbonation solutions market. We estimate this addressable U.S. market includes approximately 207,000 locations, approximately 132,000 of which also represent target fountain beverage locations of high or moderate volume for our bulk CO2 and Mini-Bulk solutions.

Our high volume bulk CO2, Mini-Bulk and draught beer beverage carbonation solutions collectively leverage our dedicated national service infrastructure. As of June 30, 2010, our beverage carbonation service infrastructure consisted of 140 service locations across 48 states, reaching approximately 136,000 customer fountain and draught beer beverage locations using 265 specialized delivery vehicles and 133 technical service vehicles. When we begin servicing a new customer location, our technicians initially install a bulk CO2, Mini-Bulk or draught beer beverage carbonation system at a customer's location. The system may include a cryogenic tank for bulk CO2, a nitrogen gas generator, a high pressure gas cylinder, and a combination flow control and gas mixing device. We supplement this system with our unprompted delivery and refill services for all supplied beverage gases and any necessary periodic system maintenance, as well as our 24/7 customer service support. The majority of our contracts provide for a single monthly price to the customer for the combination of our beverage system and unprompted, continuous delivery and refill services, with contractual fuel surcharges, annual indexed-based price adjustments and substantial customer termination penalties. Our beverage carbonation solutions incorporate system designs that are developed by us, but manufactured by third-parties on an outsourced basis. We also maintain national beverage grade gas supply arrangements with four major producers, providing for cost effective and reliable beverage gas supply for our operations.

OUR GROWTH STRATEGY

We believe the combination of our highly compelling customer value proposition, our leading market position in beverage carbonation solutions and our differentiated service capabilities will allow us to continue to derive significant organic growth through new customer additions from further penetration of our existing markets. We do not expect our growth initiatives to require a significant expansion of our existing service infrastructure or other significant capital investment. Given the depth of our beverage carbonation solutions expertise and the scalability of our service infrastructure, we believe we

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can continue to drive growth in our revenues through additional market penetration at attractive returns on invested capital without significantly increasing the risk of our operations.

We intend to use the cash flow provided by operating activities generated by our business, capacity under our existing revolving credit facilities and a portion of the proceeds from this offering to fund our growth opportunities. Due to the long-term contractual nature of our business, we do not need to commit to the purchase of any components for our systems or incur any installation costs until we have a customer service agreement in place. This provides for an appropriate, timely and highly visible return on each new investment we make.

Further market penetration of our fountain beverage solutions

We believe the market for our bulk CO2 and Mini-Bulk solutions remains underpenetrated. As we currently service approximately 128,000, or 61%, of the estimated 210,000 high volume U.S. fountain beverage locations and approximately 8,000, or 9%, of the estimated 85,000 moderate volume U.S. fountain beverage locations, we believe our leading market position, national reach, compelling value proposition and differentiated service capabilities will allow for increased penetration, resulting in significant new customer additions for our business. We are able to achieve new fountain beverage customer installations through multiple channels, including newly opened customer locations, conversion of existing high pressure beverage gas cylinder locations and share capture from competing beverage gas providers. To accomplish this, we expect to, in part, leverage our MSAs towards the marketing of our services to newly constructed corporate and franchisee locations or current MSA franchisee locations using high pressure beverage gas cylinders. We believe MSAs represent an important growth avenue for us, as we serviced, as of June 30, 2010, approximately 74,400, or 60%, of the approximately 123,100 locations associated with our existing MSAs.

Capitalize on under-serviced demand with our "Mini-Bulk" product solution

We believe the market for our fountain beverage solutions in moderate consumption locations—typically smaller, less trafficked restaurant and hospitality chain locations or non-chain affiliated restaurants—is large, fragmented and underpenetrated. We estimate the U.S. market is comprised of approximately 85,000 moderate volume fountain beverage locations, of which we currently only serve approximately 8,000, or 9%. We have designed our new Mini-Bulk solution to cost effectively address this market opportunity without sacrificing our targeted unit economics or the value proposition to our customers. Mini-Bulk relies on a smaller storage and dispensing system and a reduced gas supply service frequency to substantially reduce our overall cost of service for each Mini-Bulk location. However, once in place, it is serviced using our existing infrastructure. We believe our Mini-Bulk capabilities are a competitive advantage for us, extending our beverage carbonation solutions to under-serviced users who cannot be offered a bulk CO2 solution cost effectively by our competitors. We expect Mini-Bulk to provide an important channel for future new customer growth.

Capitalize on under-serviced demand for draught beer carbonation solutions

We believe the market for draught beer beverage carbonation solutions is also large and under-serviced. We estimate the U.S. market consists of approximately 207,000 bars and full-service restaurants operating more than one draught beer tap. We have invested significant management resources in the development of our proprietary draught beer solutions, including the XactmiX beverage control system and XactN2 nitrogen generator, to address this market opportunity. Our customizable draught beer solutions now utilize a combination of beverage grade CO2, a draught beer grade nitrogen generator and a gas control and blending device to optimize yield, taste and operational efficiency for higher volume draught beer locations. We estimate 132,000, or 64%, of these locations

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also operate fountain beverage volumes appropriate for our bulk CO2 or Mini-Bulk fountain beverage solutions. We expect that our new draught beer beverage carbonation solutions will drive significant future new customer account growth from bars and full-service restaurants seeking a cost effective, higher quality beverage carbonation solution. However, as discussed in the section entitled "Risk factors," we may not be able to successfully expand our business into the draught beer market.

Acquire customer portfolios from local distributors

Alternative sources of supply for our services consist predominantly of:

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local "mom and pop" gas distributors who cannot offer an integrated equipment system and refill service approach;

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regional gas distributors who provide a system and service offering, but lack exclusive focus, competency and cost effectiveness in providing fountain or draught beer beverage solutions; and

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large industrial gas distributors that do not possess our service capabilities or consider beverage gas delivery core to their business model.

As the beverage carbonation leader in the U.S. with differentiated service capabilities and the only dedicated national service infrastructure, we believe we have become the "acquiror of choice" for competing beverage gas distributors who find it increasingly difficult to match our cost effectiveness and service intensity. Further, given our dense, nationwide distribution footprint, and the minimal incremental fixed cost and low integration complexity associated with acquired contractual revenues, we are able to acquire incremental revenues at attractive margins. We believe the margins realized on the acquired revenues allow us to significantly enhance our overall operating margins and generate increased equity returns for our stockholders. We have largely operationalized our acquisition program, including dedicating two full-time employees to this function, and have a strong track record of consistently acquiring at least several thousand new accounts from our competitors each year other than in fiscal years 2007 and 2008. We expect that similar opportunities for account acquisition exist and will remain critical to our growth strategy going forward as well as allow us to achieve enhanced operating margins.

We typically acquire customer portfolios through asset purchases from a variety of local and regional distributors. These distributors typically have customers using bulk CO2 equipment as well as high pressure cylinders who may be suitable candidates to convert to bulk CO2 equipment. Some acquisitions include low volume, high pressure cylinder users who are not suitable candidates for bulk CO2 equipment, in which case we continue to supply them with high pressure cylinders. Because we acquire assets from a variety of sellers, the specific assets we acquire will vary from transaction to transaction.

Generally, in any given acquisition, we purchase all of a local distributor's beverage carbonation assets, which may include any combination of the following:

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bulk CO2 tanks and related equipment installed at customer locations;

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customer contracts or accounts for the lease or rental of bulk CO2 tanks and the purchase of CO2;

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bulk CO2 tanks held in the seller's inventory;

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customer contracts or accounts for the purchase of CO2 to fill bulk CO2 tanks owned by customers;

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nitrogen generators and related equipment installed at customer locations;

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customer contracts or accounts for the lease or rental of nitrogen generators;

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–>
nitrogen generators held in the seller's inventory;

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high pressure cylinders at customer locations;

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contracts or accounts for the lease or rental of high pressure cylinders and the purchase of high pressure gases;

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high pressure cylinders held in the seller's inventory;

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bulk CO2 delivery trucks;

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bulk CO2 storage tanks installed on bulk CO2 delivery trucks;

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other vehicles used the beverage carbonation business such as box trucks used to transport bulk CO2 tanks to customer locations;

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stationary bulk CO2 storage receivers;

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parts inventory and miscellaneous equipment;

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CO2 in bulk CO2 storage tanks installed on bulk CO2 delivery trucks and CO2 in stationary bulk CO2 storage receivers;

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customer lists; and

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non-compete agreements.

We typically do not acquire any liabilities in our acquisition transactions other than obligations related to customer contracts we assume in the transaction and any customer deposits held by the seller. On occasion, depending on the transaction, we may also hire the seller's employees engaged in the beverage carbonation business. We generally require that the seller and its principals enter into non-solicitation and non-compete covenants for a term of five years.

The treatment of acquired customer contracts post-closing depends on the type of contract. To the extent the seller's customer contracts are assignable, we will assume the contract. However, typically not all contracts are freely assignable, and a non-assignable contract generally fits in one of two categories: it either requires the customer's consent, or it requires the customer's consent, but provides that such consent may not be unreasonably withheld or delayed. We generally do not seek a customer's consent prior to closing a transaction in the event a customer's consent is required, but instead seek to enter into a new contract with the customer post-closing. Our experience to date has been that only a small percentage of customers whose contracts are not freely assignable do not enter into a new contract with us or otherwise continue to do business with us without a contract following a transaction.

We have funded our recent acquisitions from a combination of cash flow from operations, available borrowing capacity under our revolving credit facilities, the proceeds from certain of the equity issuances described in Item 15 of the registration statement related to this offering and the proceeds from our recent note offering described in the section entitled "Summary—Recent Developments." We may fund future acquisitions with these and other sources of capital, such as additional debt offerings. However, the specific source or combination of sources used to fund future acquisitions will depend on the size and timing of each such transaction.

Capitalize on recovery in our customers' end markets

While a difficult U.S. consumer environment slowed customer traffic broadly in 2009 by an average of 2% at QSR locations and an average of 4% at U.S. casual dining restaurant locations, according to research conducted by the NPD Group, and consequently slowed the growth of new U.S. restaurant

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openings, we continued to grow through a mix of organic new account penetration and acquisitions. We believe as unemployment levels subside and GDP grows, store level traffic and new store openings will increase, enhancing our already strong growth opportunity. In addition, based on market research conducted by the NPD Group, QSR consumers continue to shift towards chains versus non-chain locations as shown by traffic distribution. As evidence, this research showed that the percentage of QSR customers visiting chain locations increased from 62% in 2003 to 68% in 2009. This continuing shift towards QSR chains should benefit our revenues, due to our approximately 81% chain and 19% non-chain customer location mix.

Continue to pursue innovative beverage carbonation solutions

We have pioneered the development of beverage carbonation solutions for restaurant and hospitality customers with the introduction of our beverage grade bulk CO2 solution, through our most recent innovations, which include the newly debuted Mini-Bulk fountain beverage solution and XactmiX and XactN2 draught beer solutions. We believe our demonstrated ability to uniquely design, develop and introduce innovative beverage carbonation products and solutions for our customers is a competitive advantage and a critical driver of our leading market position. Further, our innovative solutions not only have supported our market leadership, but continue to expand the size of our target markets and potential customer base, therefore creating new avenues for growth. We expect that we will continue to provide innovative beverage carbonation and related solutions to meet the changing needs and demands of our customers. However, as discussed in the section entitled "Risk factors," we cannot assure you that we will continue to bring successful new innovations and new products to the market.

OPERATIONS

Services

Upon activation of a customer account, our technicians design the customer's beverage carbonation solution and install the appropriate tank and piping equipment. In most instances, the equipment at a customer's site is accessible from the outside of the customer's establishment, so that the delivery of beverage grade CO2 does not cause any interference with the operations of the customer. We place a locking device on the fill port to reduce the likelihood of tampering and to prevent customers from using alternative sources of CO2 while under contract with us.

We maintain a highly efficient delivery route structure and have established 140 service locations across the continental United States. Our goal is to have a service location centrally located within 75 miles of each customer we serve. We actively manage our delivery routes to maximize route density. Greater route density lowers the average time and distance traveled between stops, thereby lowering the average cost per delivery and optimizing fixed cost absorption.

We have developed an automated system to achieve maximum route optimization. In order to ensure reliability and consistent service levels to the customer, CO2 deliveries are made at fixed intervals. Information from our propriety AccuRoute® system is used to determine the proper delivery frequency. Each location's delivery schedule is developed based upon delivery history, seasonality and promotions reported to us by the customer. The scheduling system analyzes a customer's CO2 usage (as determined by flow meters installed on our specialized delivery vehicles) to determine the planned delivery frequency. The foundation of our scheduling system is the delivery information gathered by the portable account link, or the "PAL System." The PAL System utilizes a hand-held device to provide field personnel with up to date delivery route and customer account information and also serves as an input source record for all delivery and service transaction information.

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The scheduling system further utilizes sophisticated computer algorithms that consider:

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latitudinal and longitudinal map location of the account;

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optimal driving directions to reduce drive time;

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safety stock margins;

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truck capacity;

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manpower capacity; and

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any special delivery requirements.

The software program is designed to create an optimal route to service the customer using all the above information. The system also allows both local and senior management the ability to review performance of the routing program.

Our beverage carbonation solutions are backed by extensive customer service and support. Our drivers and technicians are trained to fix minor technical problems with our equipment and to educate customers on how each system works. We operate a customer service call center 24 hours a day, seven days a week. Our in-house customer service representatives provide access to experienced technical personnel who are able to answer customer queries, identify problems and dispatch service personnel as required. In addition, our in-house technical expertise in maintaining and refurbishing bulk CO2 tanks adds to our knowledge and understanding of our systems. As a result of this expertise, we have a sufficient supply of bulk CO2 tanks and related equipment readily available for our customers' use and are able to minimize service interruptions and downtime for system maintenance.

Service plans

The majority of our revenues are generated from our bulk CO2 service plans for high beverage volume locations. We generally offer our services pursuant to customer contracts that primarily relate to one of three types of service plans: (i) the Budget Plan, (ii) the Equipment Lease and Product Purchase Plan and (iii) the Fill Plan. The following table provides a breakdown of our revenues by service plan for the fiscal year ended June 30, 2010. Set forth below is a brief summary of the current terms of each service plan.

Service plan	% of service plan revenues

Budget Plan	58%
Equipment Lease and Product Purchase Plan	29%
Fill Plan	13%

Budget Plan.    Pursuant to a customer contract under the Budget Plan, or a Budget Plan Contract, a customer pays a flat monthly fee for (i) the lease, installation and maintenance of a beverage carbonation system and (ii) refills of CO2 up to a predetermined annual volume, or the Yearly Supply. To the extent the customer's CO2 usage exceeds the Yearly Supply, the customer is charged for additional delivered CO2 on a per pound basis, or the Overage Rate. Customers are also generally responsible for all applicable taxes, fees (including any hazardous materials handling charges), assessments, an energy delivery surcharge and a delivery surcharge.

To the extent that a Budget Plan Contract relates to multiple customer locations, the Yearly Supply is generally multiplied by the number of customer locations, or the Blanketed Amount. CO2 is not charged at the Overage Rate until the Blanketed Amount has been exceeded over a 12-month period.

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The monthly fee and Overage Rate for each customer location is determined at the time the related Budget Plan Contract is signed by the customer for such customer location.

On each anniversary of the commencement of a Budget Plan Contract, typically the monthly fee and Overage Rate are increased by an amount equal to the percentage change in the index specified in the related customer contract (usually the Consumer Price Index, or the CPI).

The current form Budget Plan Contracts are for terms of six years and automatically renew for successive six year terms.

Equipment Lease and Product Purchase Plan.    Pursuant to a customer contract under the Equipment Lease and Product Purchase Plan, or an ELPPP Contract, a customer pays (i) a monthly fee for the lease, installation and maintenance of a beverage carbonation system and (ii) for the delivery of CO2 on a per pound basis, or the Product Rate. Customers are also generally responsible for all applicable taxes, fees (including any hazardous materials handling charges), assessments, an energy delivery surcharge and a delivery surcharge. An ELPPP Contract may relate to multiple customer locations. The monthly fee and Product Rate for each customer location is determined at the time the related contract is signed by the customer for such customer location.

On each anniversary of the commencement of an ELPPP Contract, typically the monthly fee and Product Rate are increased by an amount equal to the percentage change in the index specified in the related customer contract (usually the CPI).

The current form ELPPP Contracts are for terms of six years and automatically renew for successive six year terms.

Fill Plan.    Pursuant to a customer contract under the Fill Plan, or a Fill Plan Contract, a customer pays for refills of CO2 at a specified Product Rate or a monthly fee. Customers are also generally responsible for all applicable taxes, fees (including any hazardous materials handling charges), assessments, an energy delivery surcharge and a delivery surcharge.

A Fill Plan Contract may relate to multiple customer locations. The Product Rate for each customer location is determined at the time of the related Fill Plan Contract is signed by the customer for such customer location.

On each anniversary of the commencement of a Fill Plan Contract, typically the Product Rate or the monthly fee is increased by an amount equal to the percentage change in the index specified in the related customer contract (usually the CPI).

The current form Fill Plan Contracts are for terms of six years and automatically renew for successive six year terms.

MASTER SERVICE AGREEMENTS

We have entered into MSAs with 140 restaurant and convenience store concepts that provide fountain beverages. Our Account Executives are actively working with top chains to expand the number of MSAs. These MSAs generally (i) provide for a long-term commitment on the part of the customer for all of its corporate-owned customer locations and may also include future locations, (ii) positions us as a preferred vendor with associated franchisees and (iii) provide for a joint marketing program to accelerate franchisee enrollment. Marketing efforts often include promoting the program in the chain's buying guide used by the operators, making an initial announcement and including ongoing messages of reinforcement in newsletters, email and fax blasts. Additionally, we may exhibit at chain-wide conventions and district meetings coordinated by the franchisor.

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We serviced, as of June 30, 2010, approximately 74,400 corporate and franchisee locations with chains that have signed MSAs. Our Territory Sales Representatives continually work to enroll associated franchisees in these MSA programs.

CUSTOMERS

Among our current customers are many of the major national and regional restaurant and convenience store chains (based on U.S. system wide foodservice sales), movie theater operators, theme parks, resorts and sports venues, including:

Quick Serve Restaurants		Casual/Dinner Houses
Arby's	KFC	Applebee's	Longhorn Steakhouse
Boston Market	Krystal's	Bob Evans	Outback Steakhouse
Buffalo Wild Wings	Long John Silvers	Carrabba's	Perkins Family Restaurants
Burger King	McDonald's	Chili's	Red Robin
Captain D's	Noodles	Chuck E Cheese	Red Lobster/Olive Garden
Carl's Jr.	Panda Express	CiCi's Pizza	Romano's Macaroni Grill
Checker's / Rally's	Panera Bread Company	Cracker Barrel	Ruby Tuesday
Chipotle Grill	Pizza Hut	Friendly's Restaurant	Ryan's Family Steak House
Church's Chicken	Qdoba	Golden Corral	Shoney's
Dairy Queen	Sbarro	Hooters	Sizzler
El Pollo Loco	Sonic Drive-In	Landry's
Einstein Bagels	Steak'n Shake
Hardee's	Subway
Five Guys Burgers & Fries	Taco Bell
Huddle House	Waffle House
Jack in the Box	Wendy's
Zaxby's

Contract Feeders	Retailers		Convenience/Petroleum
ARAMARK	BJ's Wholesale	7-Eleven	Mapco Marts
Compass Group	Costco	BP/Amoco	RaceTrac Petroleum
Delaware North Companies	Meijer	Circle K	Speedway
HMSHost	Sam's Club	ExxonMobil	Sunoco A+
	Target	Hess Marts	Tom Thumb

Sports Venues		Movie Theatres
AMF Bowling Centers	Paul Brown Stadium	AMC Theatres	Landmark Theatres
Arrowhead Stadium	Sun Life Stadium	Carmike Cinemas	Regal Entertainment
Citi Field	Verizon Center	Cinemark Theatres	Showcase Theatres
Georgia Dome	Yankee Stadium
Madison Square Garden

Theme/Amusement
Six Flags	Walt Disney World
Universal Studios Florida

COMPETITION

We compete primarily against local or regional distributors of industrial gases, diversified fountain supply companies and restaurant supply companies. These companies generally provide a number of products and services in addition to beverage gas supply and often view beverage carbonation services as a high service adjunct to their core business. We also compete to a lesser extent with soft drink producers and distributors to the extent they also offer CO2. However, these competitors do not typically offer bulk CO2 solutions, but instead limit their offerings to providing CO2 in high pressure

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cylinders as part of a "bundled" or single price offering with syrup, fountain dispensing equipment and limited service support. Beer producers do not typically provide CO2 or N2 or the related equipment to foodservice customers. While many of our local and regional competitors lack the capital necessary to offer complete beverage carbonation systems to customers on lease or do not possess the service capabilities to support both equipment and recurring beverage supply on a national scale, competing suppliers vary widely in size and capabilities. Some of our competitors may have significantly greater financial, technical or marketing resources. We believe that our ability to compete will depend on a number of factors, including beverage gas quality, availability and reliability, price, name recognition, delivery time and service, scale and customer reach.

We distinguish our business from that of our competitors who utilize high pressure cylinders based on our product offering. Bulk CO2 systems provide consistent and improved beverage quality and increased product yields, eliminate downtime and product waste and enhance safety for both the supplier and the customer. As the contents of high pressure cylinders are drawn down, the level of carbonation in a fountain beverage is reduced proportionally. Bulk CO2 systems contain a built-in pressure builder that maintains pressure at an optimal level at all times, thereby improving beverage quality and consistency. In addition, high pressure cylinders can weigh up to 155 pounds, require specialized handling skills and must be returned to the supplier when empty. Bulk CO2 systems feature a gas vessel which can be filled at any time of the day from an outside fill port without the assistance of customer personnel or any interruption to the flow of CO2 to the drink dispenser. Bulk CO2 systems also store CO2 at substantially lower levels of pressure while typically storing enough beverage grade CO2 to replace at least 10 high pressure cylinders. The combination of these factors eliminates the need to handle and store cylinders while also significantly reducing some of the dangers associated with the higher pressure conditions of cylinder storage. Despite these customer-level advantages of our beverage carbonation solutions relative to high pressure cylinders, we generally price our services comparably to the price of high pressure cylinders. However, high pressure cylinders could be a better option for some low volume users as they may be more cost-effective for very low volume locations. Our typically comparable pricing paired with the variety of benefits described above has proven an effective inducement to cause customers to convert from high pressure cylinders to one of our beverage carbonation systems.

We are the only beverage carbonation solution provider with nationwide service and distribution capabilities and believe that other qualified suppliers of beverage carbonation systems and solutions do not presently exist in many regions of the United States. Unlike many of our competitors for whom beverage carbonation is a secondary service line, we have no material lines of business other than the provision of beverage carbonation solutions. All aspects of our operations are guided by our focus on the beverage carbonation business, including our selection of operating equipment and technical personnel, design of delivery routes, location of service locations, structure of customer contracts, content of employee training programs and design of management information and accounting systems. By restricting the scope of our activities to the beverage carbonation market and largely avoiding the dilution of management time and resources that would be required by other service lines, we believe that we are able to maximize the level of service provided to our customers. Further, we believe that we enjoy advantages over competitors due to our hub and spoke delivery system, overall route density and lower average time and distance traveled between stops, in addition to our customer service capabilities.

Competitive strengths

The Market Leader, with Significant Barriers to Entry.    We are the market leader in the provision of fountain and draught beer beverage carbonation solutions. We currently manage the nation's sole

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dedicated and exclusive national service infrastructure and are the only provider capable of delivering a combination beverage carbonation system and gas supply solution on a national scale. We maintain a 61% market share of the estimated 210,000 high volume U.S. locations, and we believe the next largest competitor provides bulk CO2 services to 5% of these locations. As our target customers prioritize quality systems, reliable maintenance and beverage gas supply services at a low monthly cost across multiple locations, we believe our national presence and deep service capabilities would be difficult, costly, uneconomical and time intensive to replicate. Our robust national service infrastructure, service record with blue chip chain customers, and strong local density provide us with differentiated customer reach, allowing us to service national and regional restaurant and hospitality chain customers under long-term agreements, including MSAs. We believe nationally we have a lower relative cost of service given our installed base and resulting scale advantages over our competitors, who are mainly local or regional industrial gas distributors that lack our service capabilities or are not exclusively focused on beverage carbonation solutions.

Highly Compelling Value Proposition, Yet Low Dollar Cost to our Customers.    Beverage gas remains a critical input in the carbonation of fountain and draught beer beverages, impacting their quality, consistency and taste. Because fountain and draught beer beverages represent the most profitable product in substantially all QSRs, full-service restaurants, bars, and convenience store chains, our beverage carbonation solutions represent a non-discretionary, mission critical purchase by our customers. Despite its importance, beverage gas has a low relative and absolute cost, representing less than one cent of the overall cost of a single fountain or draught beer beverage. Our typical monthly billing to our customers is only approximately one hundred dollars per location. In addition, our customers do not incur any upfront investment associated with our systems. As existing and potential customers come to understand the lost sales and profit forfeiture that results from downtime associated with traditional high pressure cylinder products, as well as the quality, safety and logistical benefits of our beverage carbonation solutions, we believe beverage providers will increasingly choose our solutions at a low-dollar cost for attractive return on their investment.

Contractually Secure, Low Volatility Revenue Base Drives Visible, Recurring Cash Flows.    Our revenues remain contractually secure and highly visible, as more than 85% of our approximately 136,000 served locations are under some form of long-term agreement. Further, 70% of our annual revenues are fixed under these agreements, regardless of volume, with the remainder of our revenue base demonstrating limited volatility on an annual basis. Our typical new customer contracts have an initial term of four to six years, provide us with the ability to pass along certain commodity costs via annual index-based price inflators and monthly fuel surcharges and include significant breakage penalties for early termination. The net effect of having long-term agreements with most customers and a relatively high percentage of revenue fixed under these agreements regardless of the volume of CO2 purchased is a highly predictable cash flow stream with little volatility. As we typically contract for service with a chain customer's corporate franchisor and its individual franchisee locations, our revenues are also not overly dependent on any individual customer contract or geography. Our largest customer contract represented less than 3% of our total revenues for the fiscal year ended June 30, 2010. Because our services represent a critical input to our customers' high margin fountain and draught beer beverage revenues, and because of our integrated system of services, we have not experienced significant customer attrition. Our bulk CO2 customer attrition rates for the fiscal years ended June 30, 2009 and the June 30, 2010 have averaged approximately 5%, with voluntary customer contract termination representing less than 2%. Our historical customer renewal rates over the past 2 fiscal years have remained in excess of 95%, demonstrating the strength of our customer value proposition. We have more than offset our customer attrition in each of the past five years with new customer installations derived through newly opened customer locations, conversion of existing

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high pressure beverage gas cylinder locations and share capture from competing beverage gas solutions providers. We expect this trend of net organic customer growth to continue into the foreseeable future.

Predictable and Resilient End Market Demand.    We believe our end users are both resilient and demonstrate sustained demand in all economic conditions, particularly QSR chains, representing more than 45% of our customer locations and a disproportionately higher percentage of our revenues, and our chain customers (defined as QSRs, full-service restaurants, convenience stores and other customers that have 10 or more locations), collectively representing 81% of our accounts. We believe QSRs will continue to demonstrate predictable demand. Based on market research conducted by Mintel International Group Ltd., we believe QSR demand growth continues to be buoyed by the high frequency of QSR visits demonstrated by the Asian-American and Hispanic-American population segments, two of the fastest growing U.S. populations, who are two and three times more likely to visit a QSR on a daily basis as compared to the overall U.S. average. We also believe our chain customers, whose new unit growth and real revenue growth from 2000 to 2005 was greater than three and four times that of non-chain restaurants based on research conducted by Euromonitor International, will continue to demonstrate strong relative demand, given their comparative advantages of capital, brand awareness, operating prowess and purchasing power.

The demand of our chain customers is resilient. For example, during the recent recessionary period, as the Consumer Sentiment Index dropped from a 2008 high of 78.4 to a 2009 low of 56.3, U.S. Real GDP contracted 2.4% and U.S. unemployment increased from 5.8% in 2008 to 10.0% in 2009, we increased our revenues, Adjusted EBITDA and operating income from $156.1 million, $57.7 million and $17.7 million for the fiscal year ended June 30, 2009 to $167.7 million, $65.3 million and $26.3 million for the fiscal year ended June 30, 2010, representing a year over year increase of 7.4%, 13.2% and 48.6%, respectively. While a majority of this growth is attributable to acquisitions when comparing these periods, we still experienced organic growth and new customer additions even absent these acquisitions. For a reconciliation of Adjusted EBITDA to operating income, see the section entitled "Summary consolidated and pro forma combined financial data—Discussion of EBITDA and Adjusted EBITDA" above.

Master Service Agreements Provide a Unique, Low Risk Growth Channel.    We believe our unique service capabilities and dedicated national beverage supply infrastructure have allowed us to secure MSAs with 140 restaurant and convenience store chains that provide fountain beverages, including 57 MSAs with the top 100 U.S. restaurant chains, according to National Restaurant News. These MSAs generally provide for the long-term exclusive provision of beverage carbonation solutions in all corporate-owned customer locations, as well as qualified preferred vendor status for associated chain franchisees, which typically includes standardized contractual unit pricing and four to six-year contractual terms of service with each store location. Our MSAs allow us to leverage our corporate franchisor relationships towards the marketing of our services to newly constructed corporate and franchisee locations or current MSA franchisee locations utilizing high pressure beverage gas cylinders. Since MSAs allow us to negotiate terms with a customer on a national or regional level, we are able to avoid the expense and time necessary to demonstrate our capabilities and to negotiate individual contract terms with each customer. We believe MSAs represent an important growth avenue for us, as we serviced, as of June 30, 2010, approximately 74,400, or 60%, of the approximately 123,100 locations associated with our existing MSAs.

Scalable Business Model with Significant Operating Leverage.    As the leading national beverage carbonation solutions supplier and only dedicated supplier with national scale, we maintain a dense, highly scalable service infrastructure which we believe gives us a lower relative cost of service and an attractive margin on incremental customers. Our national reach, combined with our local route density, allows us to efficiently service additional customer locations with minimal, if any, incremental

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infrastructure or personnel costs, while also minimizing the average driver time and wages, mileage and fuel costs incurred between customer stops. We believe that substantially all of the target accounts not currently served by us are on delivery routes currently served by our network. We believe that the incremental margin on new customers acquired in our service network is well in excess of our consolidated margins at our current capacity levels, with minimal need for network expansion in the coming years. As our business continues to grow, we expect our scale and local route density to continue to drive enhanced operating performance, as demonstrated by the expansion of our Adjusted EBITDA margins from 35.7% in fiscal year 2004 to 38.9% in fiscal year 2010. Our operating income margins increased slightly from 15.4% to 15.7% over this same period. This operating leverage allows us to target new growth opportunities with similar barriers to entry and competitive advantages, such as our recent Mini-Bulk and draught beer systems, without significant additional investment. However, as discussed in the section entitled "Risk factors," we may not be able to increase the density of our customer base to allow for increased absorption of fixed costs.

Experienced and Proven Management Team.    We are led by a high quality and experienced executive team. Our senior management team members have an average of approximately 21 years of relevant experience in the industrial gas, restaurant and distribution industries and are responsible for having grown our revenues, Adjusted EBITDA and operating income at a compound annual growth rate of 11.5%, 12.2% and 6.9%, respectively, from the fiscal year ended June 30, 2005 to the fiscal year ended June 30, 2010. Under the ownership of affiliates of Aurora Capital Group, which acquired our business in 2008, we have deepened management talent at all levels of the organization, adding 15 new individuals to senior and mid-level management positions since the Acquisition. See "—Corporate Structure." Eight of these senior and mid-level management positions are newly created positions and did not exist at our predecessor public company prior to the Acquisition.

SALES AND MARKETING

As of June 30, 2010, our beverage carbonation solutions were marketed by a sales force of 21 commission-only independent sales representatives, 9 commission-only employees and 32 salaried sales personnel. We currently market our beverage carbonation solutions primarily to QSRs, as well as other restaurant chains, bars, convenience store chains and sports and entertainment venues. Our customers include many of the major national and regional chains throughout the United States. We approach large chains on a corporate or regional level for approval to become the exclusive supplier of beverage carbonation solutions on a national basis or within a designated territory. We then direct our sales efforts to the managers or owners of the individual or franchised operating units. Our relationships with chain customers in one geographic market frequently help us to establish service with these same chains when we expand into new markets. After obtaining service relationships for a chain's locations in a new market, we attempt to rapidly build route density by targeting non-chain restaurants, convenience stores and theaters for conversion to our beverage carbonation solutions.

BACKLOG

As of June 30, 2010, we had a signed contractual backlog of approximately 1,840 new customer locations awaiting activation. Activations are dependent upon a number of factors, including the expiration of any existing agreements the customer may have with its current beverage gas supplier.

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 CO2 SUPPLY

Beverage grade CO2 is currently a readily available commodity product, which is processed and sold by various sources. We currently purchase CO2 from four primary suppliers: Linde LLC, Praxair, Inc., Pain Enterprises and EPCO Carbon Dioxide Products, Inc. Each of these suppliers has agreed to supply our entire requirements of CO2 at specified locations pursuant to contracts scheduled to expire on May 1, 2014. Under these contracts, our suppliers have committed to provide us with a stable supply of beverage grade CO2 at competitive prices. In addition, most of our contracts with our suppliers provide that if sufficient quantities of CO2 become unavailable for any reason, we will receive treatment as a preferred customer. For example, in the event of a beverage grade CO2 shortage, many CO2 suppliers reduce deliveries of CO2 to all customers. Our agreements with Linde LLC, Pain Enterprises and EPCO Carbon Dioxide Products, Inc. provide that we will continue to receive CO2 deliveries in full, along with our suppliers' other large customers, prior to deliveries to other customers.

Our agreements with our suppliers also require that our suppliers certify the purity of CO2 they supply to us. Our service locations and our delivery vehicles are used solely for storage and transport of beverage-grade CO2 to minimize any possibility of contamination. This supply system enables us to provide to our customers beverage-grade CO2 that has a known composition and is traceable from the point of production to the point of use, a service that many customers value.

CO2 TANKS

We currently purchase new CO2 tanks from two major manufacturers. We currently purchase CO2 tanks in a variety of sizes depending on the needs of our customers. CO2 tanks are vacuum insulated containers with extremely high insulation characteristics allowing the storage of CO2, in its liquid form, at very low temperatures. Our CO2 tanks operate under low pressure, are fully automatic and require no electricity. Based upon manufacturers' estimates, the service life of a CO2 tank is expected to exceed 20 years. We also refurbish CO2 tanks at our Memphis, Tennessee facility. We maintain an adequate inventory of CO2 tanks to meet expected customer demand.

EMPLOYEES

At June 30, 2010, we employed 769 full-time employees in our business. None of our employees is subject to a collective bargaining agreement; however, employees in Chicago, Illinois have elected union representation. We consider our relationship with our employees to be good. Other than senior management, which is employed by NuCO2 Florida Inc., all of our employees are employed by NuCO2 Management LLC.

TRADEMARKS

We market goods and services using the NuCO2®, AccuRoute® and Beverage Carbonation Made Easy® trademarks, which have been registered by us with the U.S. Patent and Trademark Office. The current registrations for these trademarks expire, if not renewed, in 2016 and 2017 with respect to NuCO2®, and 2019 with respect to AccuRoute® and Beverage Carbonation Made Easy®. We also market goods using the XactMix™, XactCO2™ and XactN2™ trademarks, which we have applied to register with the U.S. Patent and Trademark Office.

SEASONALITY

Beverage grade CO2 usage is subject to minor seasonal variations. Beverage grade CO2 usage fluctuates based on factors such as weather and traditional summer and holiday periods. Demand for CO2 in times of cold or inclement weather is lower than at other times. Based on historical data and expected

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trends, we anticipate that revenues from the delivery of CO2 will be highest in our first fiscal quarter and lowest in our third fiscal quarter.

REGULATORY MATTERS

Our business is subject to various federal, state and local laws and regulations adopted for the use, storage and handling of hazardous materials, the protection of the environment, the health and safety of their employees and users of their products and services. The transportation of CO2 is subject to regulation by various federal, state and local agencies, including the U.S. Department of Transportation. Regulatory authorities have broad powers and we are subject to regulatory and legislative changes that can affect the economics of the CO2 business by requiring changes in operating practices or by influencing the demand for and the costs of providing services. We believe that we are in compliance in all material respects with all such laws, regulations and standards currently in effect and that the cost of compliance with such laws, regulations and standards has not and is not anticipated to materially adversely affect us.

PROPERTIES

Our corporate headquarters are located in a 31,280 square foot leased facility in Stuart, Florida that accommodates corporate, administrative, customer service, marketing and sales. As of June 30, 2010, we also leased 124 stationary service locations. These facilities are rented on terms consistent with market conditions prevailing in the area. We believe that our existing facilities are suitable for our current needs and that additional or replacement facilities, if needed, are available to meet future needs.

LEGAL PROCEEDINGS

We are involved from time to time in litigation arising in the ordinary course of business. No litigation that is currently pending is expected to have a material adverse effect on our financial condition or results of operations.

CORPORATE STRUCTURE

General

NuCO2 Florida Inc., a Florida corporation previously known as NuCO2 Inc., is wholly owned by us and was previously publicly traded before it was taken private in the Acquisition. In connection with the Acquisition we entered into the Securitization Transactions. In the Securitization Transactions:

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NuCO2 Florida Inc. transferred substantially all of its assets to the Securitization Entities;

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NuCO2 Funding LLC, a wholly-owned subsidiary of NuCO2 Florida Inc., issued certain of our Notes in an offering exempt from registration pursuant to Rule 144A of the Securities Act to qualified institutional buyers, as defined in Rule 144A;

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the Securitization Entities entered into various intercompany agreements which would permit the bulk CO2 business to be run as an integrated business;

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NuCO2 Florida Inc. entered into the Management Services Agreement to manage the bulk CO2 business; and

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the controlling class of the holders of our Notes, upon the occurrence of certain events set forth in the Management Services Agreement, were given the ability to terminate the rights of NuCO2 Florida Inc. under the Management Services Agreement and appoint in its place a replacement manager.

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We entered into the Securitization Transactions for a number of reasons. We believe our whole business securitization financing is a competitive advantage for us as we are afforded unique financial flexibility at minimal risk and a low cost of funding compared to more conventional financing structures. This structure allows us to fund our operations with highly-rated, lower priced debt, while subjecting us to only one financial covenant, DSCR. This structure also has less onerous restrictions on capital expenditures, acquisitions, dividends and changes of control than typically found in more conventional debt structures. We believe the risk of default in our capital structure is also remote, given that, based on our revenues for the quarter ended June 30, 2010 and our balance sheet as of such date, we expect that we would need to experience a greater than 30.9% decline in our collections over the following three months to breach the DSCR covenant. Our unique capital structure also provides us with a flexible maturity. Upon scheduled maturity in 2013 of our 2008 Senior Notes and our Subordinated Notes we have two successive one-year renewal periods at our option which we can utilize to extend this maturity to 2014 or 2015. Our 2010 Senior Notes mature in 2015.

The securitization entities

The Securitization Entities consist of the following five limited purpose Delaware limited liability companies: NuCO2 Funding LLC, NuCO2 LLC, NuCO2 IP LLC, NuCO2 Supply LLC and NuCO2 Management LLC, collectively referred to as the Securitization Subsidiaries. Each Securitization Entity holds a different subset of the former assets of NuCO2 Florida Inc. Substantially all of the assets of the Securitization Entities are pledged to secure the Notes, as are the membership interests in NuCO2 LLC, NuCO2 IP LLC, NuCO2 Supply LLC and the preferred membership interests in NuCO2 Management LLC. Set forth below is a brief summary of our corporate structure and each Securitization Entity.

NuCO2 Funding LLC.    NuCO2 Funding LLC is a limited-purpose Delaware limited liability company that is a direct wholly-owned subsidiary of NuCO2 Florida Inc. NuCO2 Funding LLC is the issuer of the Notes and it is permitted to engage in other limited activities including the following: entering into contribution agreements with NuCO2 Florida Inc. and the other Securitization Entities; acting as sole member and owner of NuCO2 LLC, NuCO2 IP LLC and NuCO2 Supply LLC; at times guaranteeing

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the performance of any obligations of the Securitization Entities; receiving or providing funds and loans from and to the Securitization Entities; entering into the Securitization Indenture; entering into management agreements and other agreements with respect to the Securitization Entities; and entering into the other documents related to the Securitization Transactions or our corporate structure to which it is a party and undertaking any other activities related thereto.

NuCO2 Management LLC.    NuCO2 Management LLC is a limited-purpose Delaware limited liability company that is a direct wholly-owned subsidiary of NuCO2 Florida Inc. NuCO2 Management LLC employs all of the employees of our business except for our senior management team, and it is permitted to engage in other limited activities including the following: entering into management agreements; entering into service agreements; and entering into the other documents related to the Securitization Transactions or our corporate structure to which it is a party and undertaking any other activities related thereto.

NuCO2 IP LLC.    NuCO2 IP LLC is a limited-purpose Delaware limited liability company that is a direct wholly-owned subsidiary of NuCO2 Funding LLC. NuCO2 IP LLC owns our securitized intellectual property and it is permitted to engage in other limited activities including the following: entering into a license agreement with respect to intellectual property; entering into the Securitization Indenture; entering into management agreements and other agreements with respect to the Securitization Entities; at times guaranteeing the performance of any obligations of the Securitization Entities; and entering into the other documents related to the Securitization Transactions or our corporate structure to which it is a party and undertaking any other activities related thereto.

NuCO2 LLC.    NuCO2 LLC is a limited-purpose Delaware limited liability company that is a direct wholly-owned subsidiary of NuCO2 Funding LLC. NuCO2 LLC owns, performs, holds, maintains, sells, disposes of and otherwise deals with our customer contracts, and is permitted to engage in other limited activities including the following: soliciting, negotiating, and entering into new customer contracts and amending and/or terminating customer contracts, contract revenue streams and the proceeds thereof; entering into the Securitization Indenture; entering into management agreements and other agreements with respect to the Securitization Entities; at times guaranteeing the performance of any obligations of the Securitization Entities; and entering into the other documents related to the Securitization Transactions or our corporate structure to which it is a party and undertaking any other activities related thereto.

NuCO2 Supply LLC.    NuCO2 Supply LLC is a limited-purpose Delaware limited liability company that is a direct wholly-owned subsidiary of NuCO2 Funding LLC. NuCO2 Supply LLC acquires, owns, holds, maintains, develops, performs, sells, licenses, disposes of and otherwise deals with equipment, supply contracts, delivery truck leases, real estate leases and other agreements related to equipment, and it is permitted to engage in other limited activities including the following: entering into service agreements; entering into the Securitization Indenture; entering into management agreements and other agreements with respect to the Securitization Entities; at times guaranteeing the performance of any obligations of the Securitization Entities; and entering into the other documents related to the Securitization Transactions or our corporate structure to which it is a party and undertaking any other activities related thereto.

The assets and operations of the Securitization Entities are limited in certain ways. Specifically, the assets and operations of the Securitization Entities are governed by a series of intercompany agreements which allow our day-to-day operations to be run on an integrated basis. These intercompany agreements are also pledged as collateral to secure the Notes. In addition, subject to certain limited exceptions, the Securitization Indenture prohibits each of the Securitization Entities other than NuCO2 Management LLC from selling, transferring, leasing, licensing, liquidating or otherwise disposing of any of their property. The Securitization Indenture also provides that NuCO2

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Funding LLC may only declare or pay distributions on its membership interests if (i) no early amortization event, default or event of default has occurred and is continuing and (ii) the distribution is otherwise permitted under Delaware law and NuCO2 Funding LLC's operating agreement. The organizational documents of the Securitization Entities also impose restrictions on the Securitization Entities to permit the Securitization Entities to qualify as "special purpose" entities. Specifically, each Securitization Entity's organizational documents provide that the entity (x) must hold its assets in its own name and cannot commingle its assets with those of another person and (y) cannot take material actions, such as consolidating, merging or selling substantially all of its assets, without the consent of its member and its independent manager, provided that NuCO2 Management LLC must also receive the consent of a majority of the holders of its preferred equity interests (currently, NuCO2 Funding LLC is the only preferred holder).

The organizational documents of each of the Securitization Entities also provide for the appointment of an independent manager. The independent manager must be a person and cannot be, and cannot have been during the five-year period prior to appointment, (i) an employee, director, stockholder, partner or officer of the Securitization Entity or any of its affiliates, (ii) a customer or supplier of the Securitization Entity or any of its affiliates or (iii) any member of the immediate family of a person described in (i) or (ii). Such independent manager is required to consent to any material action, including the consolidation or merger of the applicable Securitization Entity with or into another person, the sale of all or substantially all of the Securitization Entity's assets or the institution of any insolvency proceedings. In acting or otherwise voting on any such material action, the independent manager considers only the interests of the Securitization Entity, including its creditors, and not our interests or the interests of our stockholders. Each of the Securitization Entities has entered into a Service Agreement with Corporation Service Company, or CSC, whereby CSC has been retained to identify and provide an individual, who is an employee of CSC, to serve as the independent manager of the Securitization Entity. No independent manager is affiliated with the Aurora Entities in any way.

The management of the Securitization Entities is provided by NuCO2 Management LLC, which has entered into the master management agreement with NuCO2 Florida Inc. so that our senior management ultimately provides management services to the Securitization Entities. However, upon the failure by the Securitization Entities to satisfy the specified DSCR, the occurrence and continuation of an event of default under the Securitization Indenture, or the resignation of, and failure to replace, NuCO2 Florida Inc. or NuCO2 Management LLC as managers of the business and assets of the Securitization Entities, the holders of the Notes will have the ability to replace NuCO2 Management LLC, and thus NuCO2 Florida Inc. and our senior management, with a replacement manager. Events of default under the Securitization Indenture include payment defaults under the Notes, the failure to meet the specified DSCR, covenant defaults, judgment defaults above a certain threshold and bankruptcy events.

Management and board of directors

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth certain information with respect to our executive officers and directors as of October 1, 2010. As of such date, our Board of Directors consisted of seven members.

Name	Age	Position

Michael E. DeDomenico	63	Chief Executive Officer; Chairman of the Board; Director
Randy Gold	57	Senior Vice President of Sales
Keith Gordon	48	Senior Vice President of Marketing and Business Development
Peter Green	48	General Counsel and Secretary
Victoria Strauss	46	Senior Vice President of Operations
J. Robert Vipond	64	Executive Vice President and Chief Financial Officer
David A. Alpern	34	Director
Lawrence A. Bossidy	75	Director
Dale F. Frey	78	Director
Mark D. Rosenbaum	37	Director
Michael W. Wickham	64	Director
J. Thomas Zusi	67	Director

Michael E. DeDomenico.    Mr. DeDomenico has been our Chief Executive Officer since September 2000 and a Director since June 2000. In October 2001, Mr. DeDomenico was elected Chairman of the Board. From March 1998 to July 2000, Mr. DeDomenico was president and chief executive officer of Praxair Distribution, Inc., a North American industrial gases company and a subsidiary of Praxair Inc. Mr. DeDomenico was employed by Union Carbide Corp. in various capacities from 1969 to 1992, and when Praxair was spun-off by Union Carbide in 1992, he was named president of Praxair Canada. The following year he was appointed president of Praxair Europe and in March 1998 was named president and chief executive officer of Praxair Distribution. Mr. DeDomenico is a director of Interline Brands, Inc., a leading direct marketer and distributor of maintenance, repair and operations products. Mr. DeDomenico has a B.S. degree in economics and finance from Hofstra University and an M.B.A. degree from Georgia State University. Mr. DeDomenico's qualifications to serve on our Board of Directors include his 10 years of experience with the Company as Chief Executive Officer, as well as his depth of experience in the wholesale gas industry. This experience, comprehensive knowledge of our industry, and inside perspective of the day-to-day operations of the Company provides essential insight and guidance to our Board of Directors.

Randy Gold.    Mr. Gold is our Senior Vice President of Sales and joined us in July 1992 as a Sales Manager. He is responsible for the leadership, development and execution of all field sales and related growth strategies. Mr. Gold has over 30 years of experience in sales and sales management in the fountain soft drink industry. Prior to joining the Company, Mr. Gold was Vice President of Sales and Customer Service for Coca-Cola BevServ of New York. Prior to that, he held sales management positions with two full service fountain soft drink companies.

Keith Gordon.    Mr. Gordon has been our Senior Vice President of Marketing and Business Development since May 2009. Previously, Mr. Gordon was Managing Principle of Zyman Group, LLC, an international growth strategy consulting firm from 2005 to 2009. Mr. Gordon also served as

Management and board of directors

Vice President, Brand Development at Arby's, LLC from 2001 to 2005. Mr. Gordon also served in various executive marketing and business development roles for The Coca-Cola Company, Reebok International, Ltd. and Procter & Gamble. Mr. Gordon also served on the Board of Directors for the Chick-fil-A Peach Bowl. Mr. Gordon has a B.A. degree in psychology from Denison University and completed graduate studies at The University of Southern California.

Peter M. Green.    Mr. Green joined us in July 2010 and has been our Senior Vice President, General Counsel and Secretary since October 2010. Previously, Mr. Green was Vice President, Corporate Law, and Assistant Secretary at Novell, Inc. from 2007 to 2009. Mr. Green served as the Deputy General Counsel and Secretary of The Gillette Company from 2005 to 2006 and as an Assistant General Counsel at Gillette from 2000 to 2005. Prior to joining Gillette, Mr. Green was a Transactions Counsel at General Electric Company, a corporate associate at the law firm of Goodwin Procter LLP, and a law clerk to the Honorable Levin H. Campbell of the U.S. Court of Appeals for the First Circuit. Mr. Green has a J.D. from Boston University School of Law, an M.B.A. from Boston University School of Management, and an A.B. from Harvard University.

Victoria Strauss.    Ms. Strauss has been our Senior Vice President of Operations since September 2009. Previously, Ms. Strauss served in a number of positions with subsidiaries of YRC Worldwide Inc., a holding company and one of the largest transportation service providers in the world. From 2007 to 2009, Ms. Strauss was Senior Vice President, Operations of YRC Worldwide North American Transportation, a subsidiary of YRC Worldwide Inc. Ms. Strauss was Vice President, Enterprise Operations Development and Vice President, Project Management and R&D from 2005 to 2007 and from 2003 to 2005, respectively, for YRC Worldwide Enterprise Services, an indirect subsidiary of YRC Worldwide Inc. Ms. Strauss also served in various executive operations positions from 1987 to 2003 with Roadway Corporation, Inc. and Roadway Express, Inc., a subsidiary of Roadway Corporation, Inc., until the acquisition thereof by YRC Worldwide Inc. in 2003. Ms. Strauss has a B.S.B.A. degree in finance from Kent State University and an M.B.A. from Akron University.

J. Robert Vipond.    Mr. Vipond has been our Executive Vice President and Chief Financial Officer since January 2009. Prior to his current position, Mr. Vipond was our Executive Vice President from June 2008 through December 2008. Mr. Vipond also served on the Board of Directors from March 2004 through May 2008. Prior to June 2008, Mr. Vipond served as Vice President—Finance and Chief Financial Officer of Crane Co., a diversified manufacturer of engineered products. Prior to Crane Co., Mr. Vipond was the Vice President and Controller of Praxair, Inc. Mr. Vipond was also a financial executive for 21 years at General Electric. Mr. Vipond has a B.S./B.A. degree and an M.B.A. from the University of Nebraska at Omaha.

David A. Alpern.    Mr. Alpern has served as a Director since 2008. Mr. Alpern is a Principal of Aurora Capital Group and joined Aurora in 2006. Previously, Mr. Alpern served as an Associate with GTCR Golder Rauner, a Chicago-based private equity firm, from August 2001 to June 2004 and as an investment banking analyst within Credit Suisse First Boston's Global Industrial & Services practice from July 1999 to June 2001. Prior to joining GTCR, Mr. Alpern also worked for Microsoft Corporation, serving as a Manager in its Corporate Development/Merger & Acquisition Group. Mr. Alpern received a B.A. in History from the University of Michigan and an M.B.A. from the Harvard Business School. Mr. Alpern also currently serves on the Board of Directors of WoundCo Holdings, Inc. Mr. Alpern's qualifications to serve on our Board of Directors include his financial expertise and his experience providing advisory services to us and to other middle-market companies. Mr. Alpern also has substantial experience in analyzing and completing acquisitions, which is a vital resource to our Board in effecting our growth strategy. As part of the team at Aurora Capital Group that was initially responsible for evaluating the Acquisition and is now responsible for monitoring our progress on an ongoing basis, Mr. Alpern has spent an extensive amount of time reviewing, monitoring and

Management and board of directors

analyzing our business. Mr. Alpern's extensive knowledge of our business, coupled with his knowledge and insight with respect to financial and operational issues adds value to our Board of Directors, but especially through recent periods, during which all companies dealt with extremely strained conditions in our economy.

Lawrence A. Bossidy.    Mr. Bossidy has served as a Director since 2008. Mr. Bossidy is also a member of Aurora Capital Group's Executive Board. Mr. Bossidy was most recently Chairman and Chief Executive Officer of Honeywell International, a diversified technology and manufacturing leader. Mr. Bossidy previously served as Chairman and CEO of AlliedSignal from 1991 to 1999, when he became Chairman of Honeywell following the merger of AlliedSignal and Honeywell in December 1999. He retired from Honeywell in April 2000. Before joining AlliedSignal, Mr. Bossidy served in a number of executive and financial positions with General Electric Company, which he joined as a trainee in 1957. He was Chief Operating Officer of General Electric Credit Corporation (now GE Capital Corporation) from 1979 to 1981, Executive Vice President and President of GE's Services and Materials Sector from 1981 to 1984, and Vice Chairman and Executive Officer of General Electric Company from 1984 to July 1991. He is a graduate of Colgate University. Mr. Bossidy is a Director of Berkshire Hills Bancorp, Inc. and served as a Director of JPMorgan Chase & Co. from 1997 to 2007. Mr. Bossidy's qualifications to serve on our Board of Directors include his 30 years of executive experience, including his ten years as a Chief Executive Officer. His experience at Honeywell, AlliedSignal and General Electric brings key senior management and operational insight to our Board of Directors. His service as Chairman of Honeywell and AlliedSignal also provides valuable insight on board leadership and best practices in corporate governance for public companies.

Dale F. Frey.    Mr. Frey has served as a Director and as Lead Director since 2008. Mr. Frey is also a member of Aurora Capital Group's Executive Board. After serving in the U.S. Air Force, he began his career with General Electric in the Financial Management Program. He subsequently held several managerial positions in Finance in General Electric's Aerospace and Defense, Aircraft Engine and Power Delivery businesses. Mr. Frey was appointed Staff Executive-International Finance Operations in 1975 and was appointed Vice President and Treasurer in 1980. He assumed the position of Chairman of the Board and President of the General Electric Investment Corporation in July 1984 and in March 1986, he was reappointed to the position of Vice President and Treasurer. In January 1994 he stepped down as Vice President and Treasurer of General Electric to again devote his full time to GE Investments and remained in that position until his retirement in early 1997. Mr. Frey is also a member of the Board of Directors of 24 Hour Fitness Worldwide, Inc. and previously served as a director of Aftermarket Technology Corp., Community Health Systems, Praxair, Inc., Yankee Candle and Roadway Express. Mr. Frey received his B.S. in economics from Franklin & Marshall College and received an M.B.A. in Economics and Accounting from New York University. Mr. Frey's qualifications to serve on our Board of Directors include his 25 years of financial and executive experience, including his ten years as a Chief Executive Officer. His financial know-how brings key insight to our Board of Directors regarding the reporting obligations and issues public companies face. His service on other public company boards also adds a depth of knowledge to our Board as to best practices in corporate governance for public companies.

Mark D. Rosenbaum.    Mr. Rosenbaum has served as a Director since 2008. Mr. Rosenbaum is a Partner of Aurora Capital Group, which he joined in 2001. Prior to joining Aurora Capital Group, Mr. Rosenbaum was an associate at Summit Partners from 1997 to 1999 and an analyst at Montgomery Securities from 1995 to 1997. Mr. Rosenbaum currently serves on the Board of Directors of Anthony Inc. and Douglas Dynamics, Inc. Mr. Rosenbaum graduated cum laude with a B.S. in economics from The Wharton School at the University of Pennsylvania. He earned an M.B.A. with honors from the John E. Anderson Graduate School of Management at UCLA where he was a Carter

Management and board of directors

Fellow. Mr. Rosenbaum's qualifications to serve on our Board of Directors include his leadership experience as a partner at Aurora Capital Group, his financial expertise and his years of experience providing financial advisory services to other middle-market companies. As part of the team at Aurora Capital Group that was initially responsible for evaluating the Acquisition and is now responsible for monitoring our progress on an ongoing basis, Mr. Rosenbaum has spent an extensive amount of time reviewing, monitoring and analyzing our business. Mr. Rosenbaum's extensive knowledge of our business, coupled with his knowledge and insight with respect to financial and operational issues, adds value to our Board of Directors, especially through recent periods, during which all companies dealt with extremely strained conditions in our economy.

Michael W. Wickham.    Mr. Wickham has served as a Director since 2008. Mr. Wickham retired as Chairman of the Board of Roadway Corporation in December 2003, where he was Chief Executive Officer from 1997 to 1999 and Chairman and Chief Executive Officer from 1999 until his retirement in 2003. Prior to that, he was the President of Roadway Express, where he held a variety of management positions during his 35-year career with the company. Mr. Wickham also currently serves as a member of the Board of Directors of C.H. Robinson Worldwide and Republic Services, Inc. Mr. Wickham received his bachelors degree from the University of Delaware. Mr. Wickham's qualifications to serve on our Board of Directors include his 35 years of managerial experience at Roadway Express, including his six years as Roadway Corporation's Chief Executive Officer. His experience at Roadway brings key senior management and operational insight to our Board of Directors. In particular, Mr. Wickham has significant expertise in transportation and shipment logistics. His service on the Board of Directors of C.H. Robinson Worldwide and Republic Services, Inc. also provides valuable insight on public company governance practices.

J. Thomas Zusi.    Mr. Zusi has served as a Director since 2008. Mr. Zusi retired as Vice President Finance—Business Analysis and Operations of Allied Signal, Inc. in June 1999, a position he had held since December 1997. Prior to that, he served as Vice President Finance and Chief Financial Officer in the aerospace sector from February 1994 to December 1997. Prior to that Mr. Zusi held a variety of other corporate and accounting positions with Allied Signal beginning in April 1981. Mr. Zusi is also a certified public accountant and worked in public accounting for Price Waterhouse from 1970 to 1981. Mr. Zusi also served on the board of directors of K&F Industries and Mitchell International where, in each case, he served for a period as Chair of the Audit Committee. Mr. Zusi received his B.S. in accounting and an M.B.A. in finance and economics from Fairleigh Dickinson University. Mr. Zusi's qualifications to serve on our Board of Directors include his almost 30 years of accounting and executive experience, including his ten years in public accounting and almost 15 years of experience in supervising accounting and controls at Allied Signal. His accounting know-how brings key insight to our Board of Directors regarding the accounting matters companies face. His service on a public company board, including his service as an audit committee chair, also adds a depth of knowledge to our Board as to best practices and accounting issues public companies face.

Our executive officers (as defined in Rule 3b-7 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act) are Messrs. DeDomenico, Gold, Gordon, Vipond, Wechsler and Ms. Strauss.

STRUCTURE OF OUR BOARD OF DIRECTORS

As noted above, our Board of Directors currently consists of seven members. The Board of Directors of NuCO2 Florida, Inc. consists of the same seven individuals as our board of directors. Because we are a holding company it was generally our practice to hold board meetings only at the operating company level. Therefore, while our Board of Directors did not meet in 2009, the NuCO2 Florida Inc. board of directors met five times. In 2010, the NuCO2 Florida Inc. board of directors met three times.

Management and board of directors

In addition, we have begun holding board meetings as joint meetings of our Board of Directors and the board of directors of NuCO2 Florida Inc. and in 2010 held two such joint meetings. We have held all board meetings in fiscal year 2011 as joint meetings and intend to continue to do so on a going forward basis unless the context of the meeting dictates otherwise.

In accordance with the provisions of our certificate of incorporation and bylaws that we plan to adopt prior to the consummation of this offering, or the new certificate of incorporation and the new bylaws, upon consummation of this offering, the terms of office of members of our Board of Directors will be divided into three classes:

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Class I Directors, whose terms will expire at the annual meeting of stockholders to be held in 2011;

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Class II Directors, whose terms will expire at the annual meeting of stockholders to be held in 2012; and

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Class III Directors, whose terms will expire at the annual meeting of stockholders to be held in 2013.

Our Class I Directors will be             , our Class II Directors will be             and our Class III Directors will be             . At each annual meeting of stockholders, the successors to the directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following such election. Any vacancies in our classified Board of Directors will be filled by the remaining directors and the elected person will serve the remainder of the term of the class to which he or she is appointed. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our Board of Directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control.

Our Board of Directors has affirmatively determined that each of Messrs. Wickham and Zusi is independent under the NYSE independence standards. As discussed above in the section entitled "Risk factors," upon consummation of this offering, we will rely on the NYSE's "controlled company" exemption. As a result, our Board of Directors will not have a majority of independent directors as would be required under the NYSE's corporate governance standards for issuers that are not controlled companies.

BOARD LEADERSHIP STRUCTURE

Currently, Mr. DeDomenico serves as Chairman of the Board and Chief Executive Officer. The Board believes that the Company is best served at this time by this leadership structure in which a single leader serves as Chairman and CEO. Combining the roles of Chairman and CEO makes clear that the person serving in these roles has primary responsibility for managing the Company's business, under the oversight and review of the Board. The Board believes that this approach makes sense because the CEO is the individual with primary responsibility for implementing the Company's strategy, directing the work of other officers and leading implementation of the Company's strategic plans as approved by the Board. This structure results in a single leader being directly accountable to the Board and, through the Board, to our stockholders, and enables the CEO to act as the key link between the Board and other members of management. In addition, Mr. DeDomenico has a wealth of Company-specific and industry-wide knowledge gained through more than ten years of leading the Company and more than 40 years of experience in the industry, situating him well to address the unique challenges we face.

Management and board of directors

The Board believes that a single leader serving as Chairman and CEO, together with an experienced and engaged lead director, is the most appropriate leadership structure for the Board once we become a public company. However, the Company's Corporate Governance Guidelines and the New Bylaws will permit the roles of Chairman and CEO to be filled by the same or different individuals. This allows the Board flexibility to determine whether the two roles should be separated in the future based upon the Company's needs and the Board's assessment of the Company's leadership from time to time.

The Board will review the structure of Board and Company leadership as part of its succession planning process. Following the listing of our common stock on the NYSE, the Nominating and Corporate Governance Committee will periodically review succession planning.

RISK MANAGEMENT

Our Board of Directors is responsible for overseeing management of the Company's risks, both as a whole and also at the committee level. Our Board of Directors regularly reviews information regarding the Company's credit, liquidity and operations, as well as the risks associated with each. The Compensation Committee is responsible for overseeing the management of risks relating to the Company's executive compensation plans and arrangements. Our Audit Committee oversees management of financial risks and, effective upon the consummation of this offering, will also be responsible for overseeing potential conflicts of interests. Effective upon the consummation of this offering, our Nominating and Corporate Governance Committee will be responsible for managing risks associated with the independence of the Board of Directors. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our full Board of Directors plans to keep itself regularly informed regarding such risks through committee reports and otherwise.

CODE OF ETHICS

Prior to the consummation of this offering, we will adopt a "code of ethics" as defined by the rules of the SEC under the Exchange Act applicable to our employees, including our principal executive officer, principal financial officer and principal accounting officer, as well as our directors. A copy of this code of ethics will be available on our web site at www.NuCO2.com. We intend to post on our web site any amendments to, or waivers (with respect to our principal executive officer, principal financial officer and controller) from, this code of ethics required to be disclosed by applicable rules, including those of the SEC, within the time period required by such rules.

BOARD COMMITTEES

We currently have a standing Audit Committee and Compensation Committee. Prior to the consummation of this offering, our Board of Directors will also establish a Nominating and Corporate Governance Committee. Because of the equity ownership of the Aurora Entities, we are considered a "controlled company" for the purposes of the NYSE's listing requirements. As such, we are exempt from certain NYSE corporate governance requirements, including with respect to the independence of our Compensation Committee and our Nominating and Governance Committee. Upon consummation of this offering, we will rely on this exemption and therefore will not satisfy all of the independence requirements applicable to compensation and nominating and corporate governance committees under the NYSE's corporate governance standards for issuers that are not controlled companies.

We believe that the composition of our Audit Committee meets the criteria for independence under, and the functioning of these committees will comply with the requirements of, the Sarbanes-Oxley Act of 2002, the rules of the NYSE and the SEC rules and regulations that will become applicable to us upon consummation of this offering as a controlled company. We intend to comply with the

Management and board of directors

requirements of the NYSE with respect to committee composition of independent directors as they become applicable. Summarized below are the responsibilities our Audit Committee and Compensation Committee will have upon consummation of this offering as well as the responsibilities we expect our Nominating and Corporate Governance Committee to have upon its creation.

Audit committee

Prior to the consummation of this offering, our Board of Directors will adopt a written charter under which our Audit Committee will operate. This charter will set forth the duties and responsibilities of our Audit Committee, which, among other things, will include: the appointment, compensation, retention and oversight of our independent registered public accounting firm; evaluation of our independent registered public accounting firm's qualifications, independence and performance; review and approval of the scope of our annual audit and audit fee; review of our critical accounting policies and estimates; review of the results of our annual audit and our quarterly consolidated financial statements; and oversight of our internal audit function. A copy of our Audit Committee charter will be available on our web site at www.NuCO2.com prior to the listing of our common stock on the NYSE.

The current members of our Audit Committee are Messrs. Alpern, Wickham and Zusi, of whom Messrs. Wickham and Zusi are independent within the meaning of applicable SEC rules and the listing standards of the NYSE. The Board of Directors has determined that Mr. Zusi is an audit committee financial expert, as such term is defined in the rules and regulations of the SEC. In accordance with Rule 10A-3 under the Exchange Act and the listing standards of the NYSE, we plan to appoint a third independent director to our Audit Committee to replace Mr. Alpern within 12 months after the effectiveness of the registration statement relating to this offering so that all of our Audit Committee members will be independent within the meaning of Rule 10A-3 under the Exchange Act and the listing standards of the NYSE. As with our Board of Directors and the board of directors of NuCO2 Florida Inc., the audit committee of NuCO2 Florida Inc. consists of the same three members as our Audit Committee, which was constituted during fiscal year 2010. In fiscal year 2010 the NuCO2 Florida Inc. audit committee met four times prior to the formation of our Audit Committee. However, following the formation of our Audit Committee, we generally began holding joint meetings of our Audit Committee and the NuCO2 Florida Inc. audit committee and in fiscal year 2010 held two such joint meetings. Our Audit Committee also met separately once in 2010. As with board meetings, we intend to hold joint audit committee meetings on a going forward basis unless the context of the meeting dictates otherwise.

Compensation committee

Prior to the consummation of this offering, our Board of Directors will adopt a written charter under which our Compensation Committee will operate. This charter will set forth the duties and responsibilities of our Compensation Committee, which, among other things, will include: oversight of our overall compensation structure, policies and programs; review and approval of the compensation programs applicable to our executive officers; determination of the compensation of our directors; administering, reviewing and making recommendations with respect to our equity compensation plans; and reviewing succession planning for our executive officers. A copy of our Compensation Committee charter will be available on our web site at www.NuCO2.com prior to the listing of our common stock on the NYSE.

The current members of our Compensation Committee are Messrs. Bossidy, Frey and Rosenbaum, none of whom is independent under the rules of the NYSE. As with our Board of Directors and the board of directors of NuCO2 Florida Inc., the compensation committee of NuCO2 Florida Inc. consists

Management and board of directors

of the same three members as our Compensation Committee, which was constituted during fiscal year 2010. In fiscal year 2010 the NuCO2 Florida Inc. compensation committee met two times. However, following the formation of our Compensation Committee, we generally began holding joint meetings of our Compensation Committee and the NuCO2 Florida Inc. compensation committee. As with board meetings, we intend to hold joint compensation committee meetings on a going forward basis unless the context of the meeting dictates otherwise.

Nominating and corporate governance committee

Prior to the consummation of this offering, our Board of Directors will adopt a written charter under which our Nominating and Corporate Governance Committee will operate. This charter will set forth the duties and responsibilities of our Nominating and Corporate Governance Committee, which, among other things, will include: recruiting and retaining qualified persons to serve on our Board of Directors, including proposing such individuals to our Board of Directors for nomination for election as directors; evaluating the performance, size and composition of our Board of Directors; establishing procedures for the consideration of Board of Director candidates recommended by the Company's stockholders; assessing the independence of each member of our Board of Directors; and overseeing our compliance activities. A copy of our Nominating and Corporate Governance Committee charter will be available on our web site at www.NuCO2.com prior to the listing of our common stock on the NYSE.

Prior to the listing of our common stock on the NYSE, we expect to appoint             as members of our Nominating and Corporate Governance Committee.

Compensation committee interlocks and insider participation

As discussed above, our Compensation Committee was constituted in 2010. During fiscal year 2010, our Compensation Committee and the compensation committee of NuCO2 Florida Inc. consisted of Messrs. Bossidy, Frey and Rosenbaum. None of the foregoing members of our Compensation Committee and the compensation committee of NuCO2 Florida Inc. is an officer or employee of the Company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or Compensation Committee or the compensation committee of NuCO2 Florida Inc.

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION

The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our new certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

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for breach of the duty of loyalty;

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for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

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under Section 174 of the Delaware General Corporation Law (relating to unlawful dividends); or

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for transactions from which the director derived improper personal benefit.

Management and board of directors

Our new bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. We are and will be expressly authorized to carry directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions that will be included in our new certificate of incorporation and new bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.

In addition to the indemnification to be provided by our new bylaws, prior to the consummation of this offering, we will enter into agreements to indemnify our directors and executive officers. These agreements, subject to certain exceptions, will require us to, among other things, indemnify these directors and executive officers for certain expenses, including attorney fees, witness fees and expenses, expenses of accountants and other advisors, and the premium, security for and other costs relating to any bond, arising out of that person's services as a director or officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Executive compensation

COMPENSATION DISCUSSION AND ANALYSIS

Objectives of our compensation programs

Our compensation programs are designed to enable us to attract and retain high-caliber executive officers and to motivate them to maximize performance while building stockholder value. We accomplish these objectives by providing our named executive officers, who are identified below, with short-term cash programs (annual base salary and annual incentive plan), long-term equity awards (stock options) and certain perquisites. Although our compensation program provides for a mix of both short- and long-term compensation and cash and non-cash compensation, we do not have any specific policy on those allocations.

Our named executive officers for fiscal year 2010 were Mr. DeDomenico, Chief Executive Officer; Mr. Vipond, Executive Vice President and Chief Financial Officer; Mr. Gold, Senior Vice President of Sales; Mr. Gordon, Senior Vice President of Marketing and Business Development; and Ms. Strauss, Senior Vice President of Operations. One former named executive officer, Mr. Wade, our former Chief Operating Officer, terminated employment on March 14, 2010, but is also listed in the Summary Compensation Table on page 90.

Determining executive compensation

From fiscal year 2008 until fiscal year 2010, our executives' compensation was determined by the compensation committee of NuCO2 Florida Inc., after receiving input from our Chief Executive Officer other than with respect to himself. Beginning in fiscal year 2010, upon its formation our Compensation Committee assumed oversight of executive compensation from the compensation committee of NuCO2 Florida Inc. Accordingly, executive compensation has been determined by our Compensation Committee after receiving input from our Chief Executive Officer other than with respect to himself. As described above, our Compensation Committee and the compensation committee of NuCO2 Florida Inc. were comprised of the same members during all of fiscal year 2010, and such references in this Compensation Discussion and Analysis to the "Compensation Committee" shall mean the compensation committee of NuCO2 Florida Inc. during the period from fiscal year 2008 until the formation of our Compensation Committee in fiscal year 2010 and shall refer to our Compensation Committee after that date. Each of our named executive officers other than Ms. Strauss is party to an employment agreement that sets forth his initial base salary and target bonus level under our annual incentive plan. Ms. Strauss is party to an offer letter that sets forth her initial base salary and target bonus level. In addition, our Board of Directors determines equity awards for our named executive officers.

The Compensation Committee and our Chief Executive Officer receive input on the competitiveness of the Company's executive compensation programs relative to comparable companies from compensation consulting firm, Frederic W. Cook & Co., Inc., or FW Cook. FW Cook provides the Compensation Committee and our Chief Executive Officer with the relevant market data for each named executive officer's position.

Benchmarking

The Compensation Committee periodically compares the base salary and bonus components of its pay program against a group of fifteen publicly-traded companies, or the Peer Group. The companies comprising the Peer Group are developed by FW Cook and are comparable in size, based on EBITDA,

Executive compensation

net income and market capitalization and/or conduct a business similar to ours. The Peer Group companies are as follows:

Aceto Corporation	Flow International Corporation	Material Sciences Corporation
Balchem Corporation	Insituform Technologies, Inc.	Met-Pro Corporation
Blount International, Inc.	K-Tron International, Inc.	Mobile Mini, Inc.
Calgon Carbon Corporation	Lawson Products, Inc.	TAL International Group, Inc.
Coinstar, Inc.	Life Sciences Research, Inc.	TurboChef Technologies, Inc.

Historically, the Compensation Committee has determined that the base salary and target bonus levels of the named executive officers would be set between the 50th and 75th percentile for comparable positions in the Peer Group companies in order to compete with similar companies for executive talent, with further adjustments depending on subjective criteria such as an individual's qualifications and experience. Although our Board of Directors ultimately approves equity grants, the Compensation Committee also reviews and compares the amount of equity held by each named executive officer against the Peer Group data. Because NuCO2 is a privately-held enterprise whose equity is not publicly-traded, equity levels are set above the 75th percentile in order to serve as a retentive and motivational tool for our named executive officers.

Elements of executive compensation

The key components of our compensation program for our named executive officers are base salary, the Management Incentive Plan, the 2008 Stock Incentive Plan and other compensation consisting primarily of matching 401(k) contributions, health and welfare benefits and other perquisites.

Base salary

We pay our named executive officers a base salary to compensate them for services rendered and to provide them with a steady source of income for living expenses throughout the year. In general, the base salary of each executive was initially established through arm's-length negotiations at the time the individual was hired, taking into account the individual's qualifications, experience, level of responsibility, as well as internal pay equity considerations and input from FW Cook.

Historically, any increases to the base salaries of our named executive officers were reviewed and approved at the end of each fiscal year by the compensation committee of NuCO2 Florida Inc. and these practices have not changed under our Compensation Committee. In establishing the base salary for newly hired executive officers and in approving base salary increases, the Compensation Committee takes into account input from the Chief Executive Officer, as well as recommendations from FW Cook and, with respect to new hires, compensation paid to the executive officer by his or her prior employer. Any adjustments to base salaries are also based on individual performance and internal pay equity considerations, but, with respect to both establishing the base salary for new hires and determining base salary adjustments, we do not assign a specific weight to any single factor in making decisions. None of the named executive officers received base salary increases for 2010.

Executive compensation

The base salaries for each named executive officer during fiscal year 2010 was as follows:

Named executive officer	Base Salary

Michael DeDomenico	$551,200
J. Robert Vipond	$325,000
Randy Gold	$240,000
Keith Gordon	$300,000
Victoria Strauss	$260,000
Scott Wade	$321,681

Management incentive plan

Our named executive officers, as well as other key management employees, participate in the Management Incentive Plan, which we refer to in this prospectus as the MIP. The MIP provides the named executive officers with an opportunity to earn additional cash compensation in the form of bonuses that are awarded if we attain certain financial criteria established each year. We believe that making a significant portion of executive officer compensation subject to the achievement of performance goals motivates executive officers to increase their efforts on behalf of the Company.

Target Bonus Levels.    The MIP has target bonuses for the named executive officers, expressed as a percentage of base salary, that are set forth in each named executive officer's employment agreement or offer letter, as applicable, as follows:

Named executive officer	Target bonus level

Michael DeDomenico	70%
J. Robert Vipond	50%
Randy Gold	50%
Keith Gordon	50%
Victoria Strauss	50%

Bonus Determinations.    Under the MIP, each year (generally during the first quarter), the Compensation Committee establishes company-wide financial performance objectives, which serve as the basis for determining the amount of bonuses to be paid. The committee determines the types of performance metrics, relative weighting and target levels for each metric in consultation with management and taking into account our performance for the immediately preceding fiscal year. The fiscal year 2010 performance metrics under the MIP are comprised of two components, adjusted EBITDA and Return on Tangible Assets, or ROTA, weighted 75% and 25%, respectively. Adjusted EBITDA has historically been a significant performance metric under the MIP because it measures our operating performance. We believe ROTA is a good indication of how efficiently we are using our assets to generate earnings, which, if successful, ultimately drives value to our stockholders.

We must achieve at least 90% of the target objective for any bonuses to be paid under the MIP. Such threshold achievement would result in bonus payouts to a named executive officer at no more than 50% such officer's individual target bonus level. The maximum bonus payout to a named executive officer, based on achievement of at least 110% of the target objective, is 150% of such officer's individual target bonus level.

After the end of the 2010 fiscal year, the Compensation Committee reviewed in conjunction with our Chief Executive Officer, our performance with respect to the performance metrics and determined the amount of bonuses to be paid under the program as a whole. After determining the overall amount of bonuses to be paid under the MIP for the year, the Compensation Committee determined actual bonus

Executive compensation

payouts to each named executive officer based on its subjective determinations of each individual's overall performance and contribution during the year, and, with respect to each named executive officer other than Mr. DeDomenico, the recommendations of our Chief Executive Officer.

For the fiscal year ended June 30, 2010, a target bonus pool of $2.3 million was established, based on target objectives of adjusted EBITDA of $66.7 million and ROTA of 42.6%. Actual results were $65.3 million and 41.4%, respectively, resulting in a total approved payout under the MIP of $2.1 million. The Compensation Committee has the discretion to adjust awards under the MIP if the financial performance goals in a given fiscal year are not met in recognition of the named executive officers' respective overall performance. For fiscal year 2010, each named executive officer received bonuses under the MIP ranging from 89% to 100% of their respective target levels due to the Company's achievement relative to the MIP target objectives and the Compensation Committee's subjective determinations as to individual performance. The Compensation Committee does not establish or otherwise review specific qualitative and/or specific individual performance factors for the named executive officers, but instead allocates bonus awards based on its overall assessment of each named executive officer's performance during the year based on his relative contribution to our success during the year taking into account the business functions for which he is accountable. For the actual payouts to the named executive officers and their respective target amounts, please refer to the Summary Compensation Table and Grants of Plan-Based Awards Table below.

For fiscal year 2010, pursuant to the negotiated terms of her offer letter, Ms. Strauss was entitled to a guaranteed annual bonus under the MIP equal to $150,000 so long as she remained employed through June 30, 2010. In addition, pursuant to the negotiated terms of her offer letter, Ms. Strauss was entitled to a sign-on bonus in the amount of $100,000, payable upon commencement of her employment.

Long-term incentive compensation

We introduced the 2008 Stock Incentive Plan, which we refer to in this prospectus as the 2008 Stock Plan, in May 2008 in connection with the Acquisition. The purposes of the 2008 Stock Plan are to attract, motivate and retain key employees, non-employee directors, consultants and advisors by providing for or increasing their proprietary interests in the Company. We believe that long-term performance is achieved through an ownership culture that rewards and encourages long-term performance by our named executive officers through the use of stock-based awards.

The Board of Directors determines who will receive awards under the 2008 Stock Plan and the terms and conditions of those awards. In determining the size of a stock option grant, the Board of Directors takes into consideration the individual's impact on Company performance, the number of option grants available and internal pay equity considerations. Our named executive officers who were employed at the time of the Acquisition and the adoption of the 2008 Stock Plan received their option grants at that time. Although not required, to date all stock option grants subsequent to the Acquisition have been made in connection with a named executive officer's commencement of employment and the amounts thereof resulted from arm's-length negotiations in connection with such commencement of employment. When Ms. Strauss commenced employment in fiscal year 2010, she received options to acquire 575 shares of our common stock.

All stock options were granted with an exercise price equal to the fair market value of our common stock on the date of grant. Stock options vest over a 5-year period at 20% per year on the anniversary of the grant date. The Company believes this vesting schedule appropriately encourages long-term employment with our Company, while allowing our named executive officers to realize compensation in line with creating stockholder value.

Executive compensation

Other compensation

In addition to their base salaries and awards under the incentive plans described above, our named executive officers receive matching contributions under our 401(k) plan in the same manner as all of our employees who participate in the plan. We match 50% of a participant's pre-tax contributions up to the first 4% of such participant's base salary up to the maximum allowed by the plan. Each named executive officer is also eligible to participate in all other benefit plans and programs that are or may be available to our other executive employees, including any health insurance or health care plan, disability insurance, vacation and sick leave and other similar plans.

Our named executive officers also receive certain perquisites and participate in a group long-term disability plan for management. Mr. DeDomenico receives an annual perquisite allowance of $25,000 to cover the costs of long-term disability insurance, his automobile lease and other incidentals, and each of the other named executive officers, with the exception of Ms. Strauss, receives a monthly perquisite allowance of $650 to cover the costs of an automobile lease and other incidentals. All of these named executive officers also receive tax gross-ups on taxes incurred in connection with these perquisite allowances.

Under his employment agreement, Mr. Gordon is entitled to reimbursement from the Company for the reasonable costs incurred in relocating his residence to Stuart, Florida, at the time of his initial hire up to a maximum of $100,000. Under her offer letter, Ms. Strauss is entitled to receive reimbursement for interim travel and living expenses for up to one year following her initial hire, up to a maximum of $3,300 per month. We also paid for Ms. Strauss's moving expenses when she relocated to the Stuart, Florida area. Ms. Strauss is also entitled to receive a tax gross-up on any income taxes incurred by her in connection with these benefits.

We believe these limited perquisites and personal benefits are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions.

Severance and change of control arrangements

All of our named executive officers, other than Ms. Strauss, are parties to employment agreements with us. Under the employment agreements, each of our named executive officers, except Ms. Strauss, is eligible for severance benefits consisting of base salary continuation (ranging from one year to two years) and a pro-rated target bonus for the year of termination if we terminate his employment without cause or he resigns for good reason. Other than in connection with a change in control (as described below), Ms. Strauss is not entitled to severance benefits. In addition, each named executive officer (including Ms. Strauss) is entitled to accelerated vesting of a portion of his then outstanding stock options.

Each of the employment agreements also provides severance benefits in the event of a named executive officer's death or permanent incapacitation. In the event of death, the executive's estate is entitled to receive an amount (offset by any life insurance proceeds from any company-sponsored life insurance policies) equal to (i) 100% of the executive's base salary and target bonus (in the case of Mr. DeDomenico) or (ii) 100% of the compensation received by such executive in the twelve-month period preceding his death (in the case of the other named executive officers). In the event of permanent incapacitation, the executive is entitled to receive 100% of his base salary (plus target bonus in the case of Mr. DeDomenico). In addition, all of the named executive officers (including Ms. Strauss) are entitled to accelerated vesting of a portion of the executive's then outstanding stock options.

Executive compensation

We provide these benefits to promote retention and ease the consequences to an executive (and/or his or her estate) in the event of an unexpected termination of employment.

We also provide enhanced severance benefits in the event of a change of control. First, all of the unvested options held by our named executive officers (including Ms. Strauss) become fully vested. Second, under each of the employment agreements with our named executive officers, and under Ms. Strauss's offer letter, if the executive is terminated without cause or resigns for good reason within the two-year period following a change of control, he or she is entitled to a severance amount ranging from one to two times his or her base salary plus target bonus for the year of termination, in each case, other than Ms. Strauss, with a guaranteed minimum severance amount as set forth in his employment agreement. The employment agreements with each named executive officer, other than Ms. Strauss, also provides for certain protections to either compensate the executive for excise taxes imposed on these severance benefits, or to avoid the imposition of such excise taxes.

We believe these enhanced severance benefits will keep our named executive officers focused on stockholders interests rather than income security in the event of a potential change of control transaction.

Please refer to the discussion below in the section entitled "—Executive Compensation—Potential payments upon termination or change of control" for a more detailed discussion of our severance and change of control arrangements.

Stock ownership guidelines

There are currently no equity ownership requirements or guidelines that any of our named executive officers or other employees must meet or maintain.

Policy regarding restatements

We do not currently have a formal policy requiring a fixed course of action with respect to compensation adjustments following later restatements of financial results. Under those circumstances, our Board of Directors or Compensation Committee would evaluate whether compensation adjustments were appropriate based on the facts and circumstances surrounding the restatement.

Tax deductibility

The Compensation Committee has considered the potential future effects of Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, on the compensation paid to our named executive officers. Section 162(m) places a limit of $1 million on the amount of compensation that a publicly held corporation may deduct in any one year with respect to its chief executive officer and each of the next three most highly compensated executive officers (other than its chief financial officer). In general, certain performance-based compensation approved by stockholders is not subject to this deduction limit. As we are not currently publicly-traded, neither the compensation committee of NuCO2 Florida Inc. nor our Compensation Committee has previously taken the deductibility limit imposed by Section 162(m) into consideration in making compensation decisions. We expect that following the consummation of this offering, our Compensation Committee will adopt a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our named executive officers for an exemption from the deductibility limits of Section 162(m). However, we may authorize compensation payments that do not comply with the exemptions in Section 162(m) when we believe that such payments are appropriate to attract and retain executive talent.

Executive compensation

 EXECUTIVE COMPENSATION

Summary compensation table

The following table sets forth the total compensation for the fiscal years ended June 30, 2010 and June 30, 2009 of the named executive officers:

Name	Year	Salary $	Bonus(1)	Option awards(2)	Non-equity incentive plan comp(3) $	All other comp(4) $	Total $

Michael DeDomenico	2010	$551,200			$340,000	$49,550	$940,750
Chief Executive Officer	2009	$551,200			$444,000	$47,174	$1,042,374
J. Robert Vipond	2010	$325,000			$150,000	$25,700	$500,700
Executive Vice President and Chief Financial Officer	2009	$325,000	$80,000	$84,168	$185,000	$87,374	$761,542
Randy Gold	2010	$240,000			$115,000	$21,260	$376,000
Senior Vice President of Sales	2009	$240,000			$145,000	$20,107	$405,107
Keith Gordon	2010	$300,000			$150,000	$74,526	$524,526
Senior Vice President of Marketing and Business Development
Victoria Strauss	2010	$260,000	$250,000	$442,514		$74,602	$1,027,116
Senior Vice President of Operations
William Scott Wade	2010	$266,009			$50,000	$101,217	$417,226
former Chief Operating Officer(5)	2009	$321,681			$190,000	$20,107	$531,968

(1)
Amount shown reflects the $50,000 signing bonus paid to Mr. Vipond on January 23, 2009; the $30,000 special recognition bonus paid to Mr. Vipond with respect to individual achievement in fiscal year 2009; the $100,000 signing bonus paid to Ms. Strauss in August 2009; and the guaranteed MIP bonus of $150,000 paid to Ms. Strauss in September 2010.

(2)
Amounts shown reflect the dollar value recognized, before forfeiture assumptions, by the Company for financial statement reporting purposes in accordance with Financial Accounting Standards Board Accounting Standards Codification 718-10-10, for the fiscal years ended June 30, 2010 and June 30, 2009. Assumptions used to determine these values can be found in Note 11 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

(3)
Reflects the actual payout for the 2010 and 2009 Management Incentive Plan.

Executive compensation

(4)
Individual breakdowns of amounts set forth in "All Other Compensation" column for fiscal year 2010 are as follows:

Name	401(k) matching contribution	Automobile allowance	Relocation benefits	Group long-term disability insurance	Tax gross-up	General perquisite allowance	Severance	Total all other compensation

Michael DeDomenico	$7,826	(a)		$2,835	$14,339	$25,000(b)		$49,550
J. Robert Vipond	$8,446	$7,800		$2,835	$7,069			$25,700
Randy Gold	$6,603	$7,800		$2,835	$4,472			$21,260
Keith Gordon	$4,540	$7,800	$41,095	$2,835	$18,706			$74,526
Victoria Strauss	$3,188	$7,800	$41,094	$1,193	$20,518			$74,602
William Scott Wade	$5,404	$9,204		$2,835	$3,354		$80,420	$101,217

(a)
Mr. DeDomenico's automobile allowance is part of a general perquisite allowance.

(b)
Mr. DeDomenico's general perquisite allowance is used for an automobile lease, long-term disability insurance and other incidentals.
(5)
Mr. Wade's last day with the Company was March 14, 2010.

Grants of plan-based awards in fiscal year 2010

The following table sets forth all grants of plan-based awards made to the named executive officers during the fiscal year ended June 30, 2010:

					All other option awards: number of securities underlying options(2)		Grant date fair value of stock and option awards(3)
						Exercise or base price of option awards, per share
		Estimated future payouts under non-equity incentive plan awards(1)
Name	Grant date	Threshold	Target	Maximum

Michael DeDomenico	—	$192,900	$385,800	$578,700
J. Robert Vipond	—	$81,250	$162,500	$243,750
Randy Gold	—	$60,000	$120,000	$180,000
Keith Gordon	—	$75,000	$150,000	$225,000
Victoria Strauss	09/08/09	$65,000	$130,000	$195,000	575	$1,425	$442,514
William Scott Wade	—	$80,400	$160,800	$241,200

(1)
Amounts reported above reflect the potential performance based incentive cash payments each executive could earn pursuant to the Management Incentive Plan for fiscal year 2010 as described in "—Compensation Discussion and Analysis—Elements of executive compensation—Management incentive plan" above. At the time of grant, the incentive payments could range from the threshold amounts to the maximum amounts indicated. The actual amounts earned for 2010 are set forth in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table above.

(2)
Reflects shares of common stock underlying option awards granted in fiscal year 2010. The options vest in five equal annual installments over the five-year period following the grant date.

(3)
Amounts shown reflect the dollar value recognized, before forfeiture assumptions, by the Company for financial statement reporting purposes in accordance with Financial Accounting Standards Board Accounting Standards Codification 718-10-10, for the fiscal year ended June 30, 2010. Assumptions used to determine these values can be found in Note 11 of Notes to Consolidated Financial Statements included elsewhere in this prospectus.

Executive compensation

  Narrative disclosure to summary compensation table for year ended June 30, 2010 and grants of plan-based awards in year 2010 table

  Certain elements of compensation set forth in the Summary Compensation Table and Grants of Plan-Based Awards in Fiscal Year 2010 Table reflect the terms of employment agreements between us and certain of the named executive officers.

  Michael DeDomenico.    We are a party to an employment agreement with Mr. DeDomenico entered into on May 28, 2008 in connection with the Acquisition, and with an initial term of five years. The agreement provides for an initial base salary of $530,000 per year, which was increased to $551,200 in 2009, and which is subject to future increases at the discretion of our Board of Directors. In addition, pursuant to his employment agreement, Mr. DeDomenico is eligible to receive a target bonus of 70% of his base salary. Mr. DeDomenico also receives an annual $25,000 perquisite allowance to cover the costs of his long-term disability insurance, automobile lease and other incidentals and a tax gross-up on such amount.

  J. Robert Vipond.    We are a party to an employment agreement with Mr. Vipond entered into on July 1, 2008, with an initial term of five years. The agreement provides for an initial base salary of $325,000 per year, which is subject to annual review and adjustment at the discretion of our Board of Directors or Chief Executive Officer. In connection with entering into the agreement, Mr. Vipond received a $50,000 signing bonus. In addition, pursuant to his employment agreement, Mr. Vipond is eligible to receive a target bonus of 50% of his base salary. Mr. Vipond also receives $650 per month for an automobile lease plus incidentals and a tax gross-up on such amount, plus certain relocation benefits that are also subject to a tax gross-up.

  Randy Gold.    We are a party to an employment agreement with Mr. Gold entered into on May 28, 2008 in connection with the Acquisition, and with an initial term of five years. The agreement provides for an initial base salary of $220,000 per year, which was increased to $240,000 in 2009, and which is subject to annual review and adjustment at the discretion of our Board of Directors or Chief Executive Officer. In addition, pursuant to his employment agreement, Mr. Gold is eligible to receive a target bonus of 50% of his base salary. Mr. Gold also receives $650 per month for an automobile lease plus incidentals and a tax gross-up on such amount.

  Keith Gordon.    We are a party to an employment agreement with Mr. Gordon entered into on May 18, 2009. The term of the agreement runs until July 30, 2014. The agreement provides for an initial base salary of $300,000 per year, which is subject to annual review and adjustment at the discretion of our Board of Directors or Chief Executive Officer. In addition, pursuant to his employment agreement, Mr. Gordon is eligible to receive a target bonus of 50% of his base salary. Mr. Gordon also receives $650 per month for an automobile lease plus incidentals and a tax gross-up on such amount. In addition, pursuant to his employment agreement, Mr. Gordon is eligible to receive reimbursement of up to $100,000 for reasonable expenses incurred in relocating to Stuart, Florida.

  Victoria Strauss.    We are a party to an offer letter with Ms. Strauss dated August 7, 2009. The offer letter provides that Ms. Strauss is an at-will employee. The agreement provides for an initial base salary of $260,000 per year. In addition, pursuant to the offer letter, Ms. Strauss is eligible to receive a target bonus of 50% of her base salary, and a guaranteed bonus for 2010 in an amount equal to $150,000. In connection with the commencement of her employment, Ms. Strauss received a $100,000 signing bonus. In addition, pursuant to the offer letter, Ms. Strauss is certain relocation benefits, including reimbursement of interim travel and living expenses of up to $3,300 per month for up to one year, reimbursement for reasonable moving and relocation expenses and a gross-up payment for any taxes related thereto.

Executive compensation

William Scott Wade.    We were a party to an employment agreement with Mr. Wade entered into on May 28, 2008 in connection with the Acquisition, and with an initial term of five years. The agreement provided for an initial base salary of $309,310 per year, which was increased to $321,681 in 2009, and which was subject to annual review and adjustment at the discretion of our Board of Directors or Chief Executive Officer. In addition, pursuant to his employment agreement, Mr. Wade was eligible to receive a target bonus of 50% of his base salary. Mr. Wade also received $650 per month for an automobile lease plus incidentals and a tax gross-up on such amount. Mr. Wade's last day with the Company was March 14, 2010.

Outstanding equity awards at year end 2010

The following table sets forth for each named executive officer, unexercised options as of June 30, 2010. None of the named executive officers have any unvested stock or unearned equity incentive plan awards.

	Option Awards(1)
Name	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable	Option exercise price	Option expiration date

Michael DeDomenico(2)	1,892	2,825	$1,000	5/28/18
J. Robert Vipond	386	1,545	$1,000	9/25/18
Randy Gold	702	1,052	$1,000	5/28/18
Keith Gordon	425	1,701	$1,425	5/18/19
Victoria Strauss	—	575	$1,425	9/08/19
William Scott Wade(3)	692	—	$1,000	9/14/10

(1)
Except as specifically set forth in footnote 2, these stock options were granted on the date ten years prior to the expiration date and vest in 20% installments on the first five anniversaries of the date of grant.

(2)
On November 16, 2009, the number of shares of common stock underlying Mr. DeDomenico's options was reduced from 4,730 to 4,717. As a result, modifications were made to the vesting schedule such that in the final year of vesting, options to acquire 933 shares, rather than 946 shares, of our common stock vest.

(3)
The options granted to Mr. Wade were granted on May 28, 2008. As a result of his termination of employment, the expiration date of Mr. Wade's vested options (including those that become vested upon his termination of employment) was accelerated to September 14, 2010 (six months following his termination of employment). Mr. Wade's unvested options (after taking into account accelerated vesting as a result of his termination) expired upon his termination of employment on March 14, 2010.

Potential payments upon termination or change of control

The information below describes certain compensation and benefits to which our named executive officers are entitled in the event their employment is terminated under certain circumstances and/or a change of control occurs. See the table at the end of this section for the amount of compensation and benefits that would have become payable under existing plans and contractual arrangements assuming a termination of employment and/or change of control had occurred on June 30, 2010 based upon the estimated fair value of our common stock on that date, given the named executive officers' compensation and service levels as of such date. There can be no assurance that an actual triggering event would produce the same or similar results as those estimated if such event occurs on any other date or at any other price, or if any other assumption used to estimate potential payments and benefits

Executive compensation

is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Termination events occurring outside a change of control period

Termination Without Cause or Resignation For Good Reason.    We are parties to employment agreements with all of our named executive officers (other than Ms. Strauss), all of which were entered into prior to June 30, 2010.

Messrs. DeDomenico, Vipond, Gold, Gordon and Wade.    Under these employment agreements, if we terminate the executive's employment without Cause (as defined below), or if the executive resigns for Good Reason (as defined below), the executive is entitled to receive severance benefits consisting of base salary continuation and a pro-rated target bonus under the MIP for the year of termination. Under such circumstances, Mr. DeDomenico is entitled to two years of his base salary, payable in six quarterly installments and the other named executive officers are entitled to one year of his base salary, payable in four quarterly installments. The pro-rated portion of MIP bonus is payable at the time bonuses are determined. In addition, each executive may continue to receive benefits for the salary continuation period on the same basis as prior to the date of termination. Mr. Vipond is also entitled to receive any relocation benefits not paid as of the date of termination. Mr. Wade's last day of employment with the Company was March 14, 2010, and he received severance benefits consistent with his employment agreement.

Severance payments are generally subject to the executive's compliance with certain non-competition and confidentiality covenants (described in more detail below) during the salary continuation period.

Ms. Strauss.    The offer letter between Ms. Strauss and us does not provide for severance payments or benefits, except in connection with a change in control as described below.

Under each employment agreement, "Cause" means the executive (a) engages in any criminal conduct constituting a felony and criminal charges are brought against the executive by a governmental authority; (b) knowingly and willfully fails or refuses to perform his duties and responsibilities in a manner consistent with his position or other officers of similar position in the Company to the reasonable satisfaction of the Board of Directors or (c) knowingly and willfully engages in activities which would constitute a material breach of any term of the employment agreement or result in a material injury to our business condition, financial or otherwise, results of operation or prospects, as determined in good faith by the Board of Directors, and such activity is not cured by the executive within thirty days of the executive's receipt of notice from us.

Under each employment agreement, "Good Reason" means (a) an involuntary change in the executive's status or position with us that constitutes a demotion from the executive's then-current status or position and a material change in the nature or scope of powers, authority or duties inherent in such position; (b) a reduction in the executive's compensation (or, solely with respect to Mr. DeDomenico, a reduction in his base salary or a material change to his bonus structure); (c) any action or inaction by us that would adversely affect the executive's continued participation in any benefit plan on at least as favorable basis as was the case at the time of such action or inaction or deprive him of any material benefits that he then enjoyed, except to the extent that such action or inaction by us (i) is also taken or not taken, as the case may be, in respect of all employees generally, (ii) is required by the terms of any benefit plan as in effect immediately before such action or inaction or (iii) is necessary to comply with applicable law or to preserve the qualification of any benefit plan under Section 401(a) of the Code; (d) a material change in the principal work location (or, solely with respect to Mr. DeDomenico, a change in excess of a 50 mile radius from the current location in Stuart, Florida); (e) our failure, or the failure of our successor or any person or Group of Persons (as defined below) acquiring

Executive compensation

substantially all of our assets to assume any and all terms of the employment agreement or (f) a material breach of the employment agreement by us, our successor or a person or Group of Persons acquiring substantially all of our assets, in each case which remains uncured for 30 days following written notice from the executive, which notice must be provided by the executive within 90 days of the event giving rise to Good Reason.

Under each employment agreement, "Group of Persons" means any group of persons or entities acting in concert as a partnership or other group.

Each of the employment agreements contains a non-competition provision that prevents the named executive officer from working for or investing in our competitors for two years after termination of employment, and a perpetual nondisclosure provision. The offer letter between Ms. Strauss and us does not contain any restrictive covenants.

Termination due to Permanent Incapacitation.    Under the employment agreements (not including Ms. Strauss's offer letter), if the named executive officer's employment terminates due to Permanent Incapacitation (as defined below), the executive is entitled to receive benefits consisting of 100% of his base salary and target bonus under the MIP for the current fiscal year, payable in six quarterly installments (in the case of Mr. DeDomenico), and 100% of his base salary, payable in four quarterly installments (in the case of the other named executive officers). We would also continue each executive's benefits for the salary continuation period on the same basis as prior to the date of termination. Each of the named executive officers would also receive long-term disability benefits under the group long-term disability plan we maintain for our executives. Under this plan, each executive is entitled to a monthly benefit equal to 60% of his monthly salary for a specified period of time, subject to a maximum monthly benefit of $15,000. Payments under this plan do not commence until the salary continuation period expires. Mr. Vipond is also entitled to receive any relocation benefits not paid as of the date of termination.

Under the employment agreements, "Permanent Incapacitation" means that the executive, by reason of his physical or mental disability, fails to substantially perform his usual and regular duties for us for a consecutive period of four months or for six months in any eighteen-month period, subject to certification by a licensed physician, reasonably acceptable to the executive and us, that the nature of the executive's disability is such that it will continue as a substantial impediment to the executive's ability to substantially perform his duties.

Termination due to Death.    Under the employment agreements (not including Ms. Strauss's offer letter), if the named executive officer's employment terminates due to his death, the executive's beneficiaries are entitled to receive benefits consisting of 100% of his base salary and target bonus under the MIP for the current fiscal year, payable in twelve monthly installments (in the case of Mr. DeDomenico), and 100% of the compensation received by the executive during the twelve month period prior to his death, payable in twelve monthly installments (in the case of the other named executive officers). These benefits would be offset by any proceeds from a life insurance policy for the executive maintained by us. We would also continue each executive's benefits for his beneficiaries for the salary continuation period on the same basis as prior to the date of termination. In addition, Mr. Vipond is entitled to receive any relocation benefits not paid as of the date of termination.

Treatment of Stock Options.    Under the terms of each option award agreement evidencing the stock options granted to each of the named executive officers (including Ms. Strauss), in the event a named executive officer's employment terminates for any of the foregoing reasons (i.e., without Cause, due to Permanent Incapacitation, death or Good Reason), any unvested stock options scheduled to vest at the next applicable vesting date would vest pro-rata according to the number of whole or partial months the executive was employed during the relevant vesting period, and he would be entitled to exercise all

Executive compensation

vested stock options held by him for a period of six months after the termination date. In the event an executive's employment with us terminates for any other reason (other than Cause), he would be entitled to exercise all vested stock options held by him for a period of 90 days after the termination date.

Termination without cause or resignation for good reason during a change of control period

Each of our employment agreements and Ms. Strauss's offer letter provides for enhanced severance benefits in the event the executive's employment is terminated without Cause or the executive resigns for Good Reason during the two-year period following a Change of Control (as defined below). Thus, these enhanced severance benefits are payable only in connection with a so-called "double trigger" (a Change of Control followed by a termination of employment under certain circumstances). These arrangements are intended to preserve productivity and encourage retention in the face of the disruptive impact of a change of control and to allow our executives to focus on the value of strategic alternatives to stockholders without concern for the impact on their employment.

The severance payments to the named executive officers would be in the form of a lump sum payment (to the extent permitted by Section 409A of the Code), in the following amounts:

–>
Mr. DeDomenico: The greater of (i) two times his base salary and target bonus under the MIP for the year of termination and (ii) $1,802,000.

–>
Mr. Vipond: The greater of (i) one and a half times his base salary and target bonus for the year of termination and (ii) $731,250.

–>
Mr. Gold: The greater of (i) his base salary and target bonus for the year of termination and (ii) $330,000.

–>
Mr. Gordon: The greater of (i) his base salary and target bonus for the year of termination and (ii) $675,000.

–>
Ms. Strauss: One and a half times her base salary and target bonus for the year of termination.

In addition, we would continue each executive's benefits on the same basis as prior to the date of termination for eighteen months (in the case of Messrs. DeDomenico, Vipond and Gordon) and twelve months (in the case of Mr. Gold), or such earlier date if the executive obtains comparable benefit coverage from a subsequent employer. Ms. Strauss is not entitled to benefits continuation upon such a termination of employment.

Each of our named executive officers, other than Ms. Strauss, may be entitled to a tax gross-up payment in connection with Section 280G of the Code, or if the benefits payable to these named executive officers do not exceed 110% of the safe harbor limits established by Section 280G of the Code, then the benefits are reduced to such safe harbor limits. Ms. Strauss is not entitled to a tax gross-up payment.

For purposes of the employment agreements, "Change of Control" means the occurrence, during any twelve month period of (i) the direct or indirect sale, lease, exchange or other transfer of all or substantially all (50% or more) of the assets of the Company to any person or group of persons, (ii) the merger, consolidation or other business combination of the Company with or into another corporation with the effect that the stockholders of the Company, as the case may be, immediately following the merger, consolidation or other business combination, hold 50% or less of the combined voting power of the then outstanding securities of the surviving corporation of such merger, consolidation or other business combination ordinarily (and apart from rights accruing under special

Executive compensation

circumstances) having the right to vote in the election of directors, (iii) the replacement of a majority of the Board of Directors in any given year as compared to the directors who constituted the Board of Directors at the beginning of such year, and such replacement shall not have been approved by the Board of Directors, as the case may be, as constituted at the beginning of the year or (iv) a person or Group of Persons shall, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise, have become the beneficial owner (within the meaning of Rule 13d-3 of the Exchange Act) of securities of the Company representing 50% or more of the combined voting power of the then outstanding securities of such corporation ordinarily (and apart from rights accruing under special circumstances) having the right to vote in the election of directors.

Treatment of stock options in a change of control

In addition to the double trigger severance benefits, under the terms of each option award agreement with our named executive officers (including Ms. Strauss), in the event of a Change of Control (as defined below), all unvested options held by the executive accelerate and become fully vested. For purposes of option acceleration, "Change of Control" means any time, (i) NuCO2 ceases to own 100% of the equity interests of NuCO2 Florida Inc., (ii) the Aurora Entities and their affiliates collectively shall fail to own, or to have the power to vote or direct the voting of, our voting stock representing more than 35% of the voting power of our total outstanding voting stock, (iii) any person (other than the Aurora Entities and their affiliates) is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause, such person or group shall be deemed to have "beneficial ownership" of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of our voting stock representing more voting power than the Aurora Entities and their affiliates collectively own (or have the power to vote or direct the voting of) or (iv) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election to the Board of Directors or whose nomination for election was approved by a majority of the members of the Board of Directors, which members comprising the majority are then still in office and were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors.

The table below sets forth the estimated value of the potential payments to each of the named executive officers, assuming the executive's employment had terminated on June 30, 2010 and/or that

Executive compensation

a Change of Control had occurred on that date. These figures are based on the employment agreements in effect on June 30, 2010.

	Termination not in connection with a change of control				Change of control
Name	Termination without cause or resignation for good reason	Termination due to permanent incapacitation(1)		Termination due to death	No termination (option acceleration only)	Termination without cause or resignation for good reason

Michael DeDomenico
Severance	$1,493,114		$1,374,186	$937,000	—	$1,877,686
Option Acceleration(2)						—
J. Robert Vipond
Severance	$489,957		$687,457	$462,374	—	$734,936
Option Acceleration(2)						—
Relocation Benefits	$59,539		$59,539	$59,539	—	$59,539
Randy Gold
Severance	$372,114		$1,535,324	$491,644	—	$372,114
Option Acceleration(2)						—
Keith Gordon(4)
Severance	$450,000	$		$450,000	—	$675,000
Option Acceleration(2)						—
Victoria Strauss
Severance	—		—	—	—	$585,000
Option Acceleration(2)						—

(1)
Amounts include both severance payments under each named executive officer's employment agreement and benefits under the group long-term disability plan we maintain for our executives.

(2)
Accelerated vesting of stock options is based on the difference between $             , the estimated fair value of our common stock on June 30, 2010, and the exercise price.

STOCK INCENTIVE PLANS

2010 Stock incentive plan

In connection with this offering we expect to adopt a new 2010 Stock Incentive Plan, which we refer to as the 2010 Stock Plan. The following is a summary of the material terms of the 2010 Stock Plan. This description is not complete. For more information, we refer you to the full text of the 2010 Stock Plan, which will be filed as an exhibit to the registration statement related to this offering.

The 2010 Stock Plan will authorize the grant of "non-qualified" stock options, incentive stock options, stock appreciation rights, or SARs, restricted stock, restricted stock units, or RSUs, and incentive bonuses to employees, officers, non-employee directors and other service providers to us and our subsidiaries. The number of shares of common stock issuable pursuant to all awards granted under the 2010 Stock Plan will not exceed              shares of our common stock, plus any shares of common stock subject to outstanding awards under the 2008 Stock Incentive Plan that on or after                       , 2010 cease to be subject to such awards. The number of shares issued or reserved pursuant to the 2010 Stock Plan (or pursuant to outstanding awards) is subject to adjustment as a result of mergers, consolidations, reorganizations, stock splits, stock dividends and other changes in our common stock. Shares subject to awards that have been canceled, expired, forfeited or otherwise

Executive compensation

not issued under an award and shares subject to awards settled in cash do not count as shares issued under the 2010 Stock Plan. In addition, (i) shares that were subject to a stock-settled SAR and were not issued upon the net settlement or net exercise of such SAR, (ii) shares used to pay the exercise price of a stock option and (iii) shares delivered to or withheld by us to pay the withholding taxes related to an award do not count as shares issued under the 2010 Stock Plan.

Administration.    The 2010 Stock Plan will be administered by our Compensation Committee. The Compensation Committee will have the discretion to determine the individuals to whom awards may be granted under the 2010 Stock Plan, the manner in which such awards will vest and the other conditions applicable to awards. Options, SARs, restricted stock, RSUs and incentive bonuses may be granted by the Compensation Committee to employees, officers, non-employee directors and other service providers in such numbers and at such times during the term of the 2010 Stock Plan as the Compensation Committee shall determine. The Compensation Committee will be authorized to interpret the 2010 Stock Plan, to establish, amend and rescind any rules and regulations relating to the 2010 Stock Plan and to make any other determinations that it deems necessary or desirable for the administration of the 2010 Stock Plan. All decisions, determinations and interpretations by the Compensation Committee, and any rules and regulations under the 2010 Stock Plan and the terms and conditions of or operation of any award, are final and binding on all participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the 2010 Stock Plan or any award.

Options.    The Compensation Committee will determine the exercise price and other terms for each option and whether the options are non-qualified stock options or incentive stock options. Incentive stock options may be granted only to employees and are subject to certain other restrictions. To the extent an option intended to be an incentive stock option does not so qualify, it will be treated as a non-qualified option. A participant may exercise an option by written notice and payment of the exercise price in shares, cash or a combination thereof, as determined by the Compensation Committee, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares and withholding of shares deliverable upon exercise.

Stock appreciation rights.    The Compensation Committee may grant SARs independent of or in connection with an option. The exercise price per share of a SAR will be an amount determined by the Compensation Committee, and the Compensation Committee will determine the other terms applicable to SARs. Generally, each SAR will entitle a participant upon exercise to an amount equal to:

–>
the excess of the fair market value on the exercise date of one share of common stock over the exercise price, multiplied by

–>
the number of shares of common stock covered by the SAR.

Payment shall be made in common stock or in cash, or partly in common stock and partly in cash, all as shall be determined by the Compensation Committee.

Restricted stock and restricted stock units.    The Compensation Committee may award restricted common stock and RSUs. Restricted stock awards consist of shares of common stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of cash or common stock to the participant only after specified conditions are satisfied. The Compensation Committee will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.

Incentive bonuses.    An incentive bonus is an opportunity for a participant to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a

Executive compensation

performance period set by the Compensation Committee. Payment of the amount due under an incentive bonus may be made in cash or in shares, as determined by the Compensation Committee.

Performance criteria.    Vesting of awards granted under the 2010 Stock Plan may be subject to the satisfaction of one or more performance goals established by the Compensation Committee. The performance goals may vary from participant to participant, group to group, and period to period.

Transferability.    Unless otherwise determined by the Compensation Committee, awards granted under the 2010 Stock Plan will not be transferable other than by will or by the laws of descent and distribution.

Change of control.    The Compensation Committee may provide, either at the time an award is granted or thereafter, that a change of control (as defined in the 2010 Stock Plan) that occurs after the offering shall have such effect as specified by the Compensation Committee, or no effect, as the Compensation Committee in its sole discretion may provide.

Amendment and termination.    Awards will be granted under the 2010 Stock Plan only during the ten years following the effective date of the 2010 Stock Plan. Our Board of Directors will have the authority to amend, alter or discontinue the 2010 Stock Plan in any respect at any time, but no amendment may diminish any of the rights of a participant under any awards previously granted, without his or her consent. In addition, stockholder approval will be required for any amendment that would increase the maximum number of shares available for awards, reduce the price at which options may be granted, change the class of eligible participants, or otherwise when stockholder approval is required by law or under stock exchange listing requirements.

2008 Stock incentive plan

Our Board of Directors adopted, and our stockholders subsequently approved, the NuCO2 Parent, Inc. 2008 Stock Incentive Plan, which we refer to as the 2008 Stock Incentive Plan. An aggregate of 18,090 shares of our common stock may be issued pursuant to awards granted under the 2008 Stock Incentive Plan. Following the adoption of the 2010 Stock Plan, we will not issue any further awards under the 2008 Stock Incentive Plan.

The 2008 Stock Incentive Plan provides for the grant of equity awards to our executives, non-employee directors, consultants, advisors, independent contractors and key employees and employees of AMP. Awards are not restricted to any specified form or structure and may include, without limitation, sales or bonuses of common stock, restricted stock, stock options, reload stock options, stock purchase warrants, other rights to acquire common stock, securities convertible into or redeemable for common stock, stock appreciation rights, phantom stock, dividend equivalents, performance units or performance shares. As of June 30, 2010, options to purchase an aggregate of 17,368 shares of our common stock were outstanding under the 2008 Stock Incentive Plan with a weighted average exercise price per share of $1,057. No awards other than stock options have been granted under the terms of the 2008 Stock Incentive Plan, and we have no current intentions to issue any additional awards (in the form of stock options or otherwise) under the 2008 Stock Incentive Plan.

The 2008 Stock Incentive Plan is administered by our Board of Directors. Options granted under the 2008 Stock Incentive Plan are evidenced by stock option agreements containing such provisions as our Board of Directors deems advisable. All options granted under the 2008 Stock Incentive Plan expire not more than 10 years after the date of grant and have an exercise price that is determined by our Board of Directors, but in no event is less than the fair market value of our common stock on the date of grant. Options issued under the 2008 Stock Incentive Plan generally vest ratably over five years

Executive compensation

(20% on the first, second, third, fourth and fifth anniversaries of the grant date), provided that the participant is then employed by us, but may be subject to certain acceleration provisions, including full acceleration in connection with a change of control. Full payment for shares of common stock purchased on the exercise of an option must be made at the time of such exercise in a manner approved by our Board of Directors.

Shares of our common stock acquired under the 2008 Stock Incentive Plan may not be transferred by the participant other than pursuant to the laws of descent and distribution or to certain family members or trusts established solely for the benefit thereof, and are generally subject to a right of first refusal in favor of us. The right of first refusal will terminate upon the consummation of this offering. For more information about transfer restrictions on shares of our common stock acquired under the 2008 Stock Incentive Plan following the consummation of this offering, see the section entitled "Certain relationships and related party transactions—Related Party Transactions—Securityholders agreement—Transfer Restrictions."

Our Board of Directors may amend or terminate the 2008 Stock Incentive Plan at any time, subject to certain restrictions. Outstanding awards may be amended, however, only with the consent of the holder. We expect that our Compensation Committee will administer the 2008 Stock Incentive Plan following the consummation of this offering.

COMPENSATION OF DIRECTORS

Only four of our directors, Messrs. Bossidy, Frey, Wickham and Zusi, have received any compensation in connection with their service on our Board of Directors. Messrs. Bossidy, Frey and Wickham were granted options to purchase, respectively, 789, 1,775 and 236 shares of our common stock under our 2008 Stock Incentive Plan in fiscal year 2008 at an exercise price of $1,000, all of which remained outstanding as of June 30, 2010.

In the third quarter of fiscal year 2010 we implemented a cash compensation program for our independent directors. Under this program independent directors receive annual cash compensation of $40,000. Independent directors who serve on our Audit and Compensation Committees will also receive $20,000 and $10,000 per year, respectively. These amounts will be paid in quarterly installments.

The following table sets forth the compensation paid to the Company's directors in respect of their services as such during the fiscal year ended June 30, 2010:

Name	Fees paid in cash $

Michael E. DeDomenico	—
David A. Alpern	—
Lawrence A. Bossidy	—
Dale F. Frey	—
Mark D. Rosenbaum	—
Michael W. Wickham	$20,000
J. Thomas Zusi	$25,000

Principal stockholders

The following table and accompanying footnotes provide information regarding the beneficial ownership of our common stock as of September 30, 2010 with respect to:

–>
each person or group who beneficially owns 5% or more of the outstanding shares of our common stock;

–>
each member of our Board of Directors and each Named Executive Officer; and

–>
all members of our Board of Directors and executive officers as a group.

Beneficial ownership, which is determined in accordance with the rules and regulations of the SEC, means the sole or shared power to vote or direct the voting or dispose or direct the disposition of our common stock. The number of shares of our common stock beneficially owned by a person includes shares of common stock issuable with respect to options or similar convertible securities held by that person that are exercisable or convertible within 60 days.

The number of shares and percentage beneficial ownership of common stock before this offering set forth below is based on 120,131.788 shares of our common stock issued and outstanding as of September 30, 2010. The number of shares and percentage beneficial ownership of common stock after the consummation of this offering is based on         shares of our common stock to be issued and outstanding immediately after consummation of this offering, assuming the underwriters do not exercise their over-allotment option and         shares of our common stock to be issued and outstanding immediately after consummation of this offering, assuming the underwriters fully exercise their over-allotment option.

Unless otherwise indicated below, the address of each beneficial owner listed in the table is c/o NuCO2 Inc., 2800 SE Market Place, Stuart, Florida 34997.

Principal stockholders

Except as otherwise indicated in the footnotes to the table, shares are owned directly or indirectly with sole voting and investment power, subject to applicable community property laws.

			Number of shares of common stock beneficially owned immediately after consummation of this offering
	Number of shares of common stock beneficially owned prior to this offering(1)		Assuming the underwriters' over-allotment option is not exercised		Assuming the underwriters' over-allotment option is exercised in full
Name and address of beneficial owner	Number of shares of common stock	Percentage of class	Number of shares of common stock	Percentage of class	Number of shares of common stock	Percentage of class

5% Stockholders
The Aurora Entities and their Affiliates(2)(3)	125,850.988	100.0%(2)	125,850.988		125,850.988
Affiliates of Northwestern Mutual(4)	17,500	14.6%	17,500		17,500
Directors and Named Executive Officers
Michael E. DeDomenico(5)	3,517	2.9%	3,517		3,517
J. Robert Vipond(6)	892.4	*	892.4		892.4
W. Scott Wade(7)	853.9	*	853.9		853.9
Randy Gold(8)	896.6	*	896.6		896.6
David A. Alpern(9)	—	—	—		—
Lawrence A. Bossidy(10)	728.488	*	728.488		728.488
Dale F. Frey(11)	830	*	830		830
Mark D. Rosenbaum(12)	—	—	—		—
Michael W. Wickham(13)	97.2	*	97.2		97.2
J. Thomas Zusi(14)	116.4	*	116.4		116.4
Victoria Strauss(15)	115	*	115		115
Keith Gordon(16)	425.2	*	425.2		425.2
All directors and executive officers as a group (12 persons)(17)	7,736.688	6.1%	7,736.688		7,736.688

*
Denotes ownership of less than 1%.

(1)
The parties in the table also own shares of our Series A preferred stock and Series B preferred stock as set forth below (along with the respective ownership percentage of such series to the extent such percentage is greater than 1%). Neither the Series A preferred stock nor the Series B preferred stock has voting rights and neither series is convertible or otherwise exchangeable for shares of our common stock. All outstanding shares of preferred stock will be redeemed concurrent with the consummation of this offering. See "Use of proceeds" and "Certain relationships and related party transactions—Related Party Transactions—Redemption of series A preferred stock and series B preferred stock."

The Aurora Entities own 7,025 shares (70.1%) of Series A preferred stock and 1,816 shares (92.4%) of Series B preferred stock; affiliates of Northwestern Mutual own 1,750 shares (17.5%) of Series A preferred stock; Mr. DeDomenico owns 125 shares (1.25%) of Series A preferred stock and 37.5 shares (1.91%) of Series B preferred stock; Mr. Vipond owns 10 shares of Series A preferred stock and 2 shares of Series B preferred stock; Mr. Wade owns 47.7 shares of Series A preferred stock and 9.5 shares of Series B preferred stock; Mr. Gold owns 16 shares of Series A preferred stock and 3.2 shares of Series B preferred stock; Mr. Bossidy owns 34.3888 shares of Series A preferred stock and 6.9 shares of Series B preferred stock; Mr. Frey owns 10 shares of Series A preferred stock and 2 shares of Series B preferred stock through a partnership by the name of the Frey Family Partnership; Mr. Alpern indirectly owns 1.5 shares of Series A preferred stock and 0.309 shares of Series B preferred stock held by NuCO2 Equity Partners L.P., as to

Principal stockholders

  which Mr. Alpern has been allocated a limited partner interest; an investment retirement account for Mr. Rosenbaum indirectly owns 3.75 shares of Series A preferred stock and 0.751 shares of Series B preferred stock held by NuCO2 Equity Partners L.P., as to which an investment retirement account for Mr. Rosenbaum has been allocated a limited partner interest; Mr. Wickham indirectly owns 5 shares of Series A preferred stock and 3.5 shares of Series B preferred stock held by NuCO2 Equity Partners L.P., as to which Mr. Wickham has been allocated a limited partner interest; and Mr. Zusi indirectly owns 7.5 shares of Series A preferred stock held by NuCO2 Equity Partners L.P., as to which Mr. Zusi has been allocated a limited partner interest.

(2)
Includes an aggregate of 88,410 shares of common stock held of record by the Aurora Entities and 37,440.988 Aurora Voting Shares. The 37,440.988 "Aurora Voting Shares" consist of shares held of record by all securityholders other than the Aurora Entities, each of whom has granted an irrevocable proxy to the Aurora Entities to vote all of their shares as the Aurora Entities shall determine or has agreed to vote all of its shares in the same manner as the Aurora Entities votes their shares (includes currently exercisable options and options that will become exercisable within 60 days to purchase an aggregate of 5,719.2 shares of common stock held by certain advisors to Aurora Capital Group, certain directors and members of management (see footnote (3)). The proxy and voting agreement are described more completely in the section entitled "Certain relationships and related party transactions—Related Party Transactions—Securityholders agreement."

Each of the Aurora Entities is controlled by Aurora Advisors III LLC, a Delaware limited liability company, or AAIII. Messrs. Gerald Parsky and John T. Mapes, both of whom are Managing Directors of Aurora Capital Group, jointly control AAIII and thus may be deemed to share beneficial ownership of the securities beneficially owned by the Aurora Entities, though the foregoing statement shall not be deemed an admission of their beneficial ownership of such securities. The address of each of the Aurora Entities and of Messrs. Parsky and Mapes is c/o Aurora Capital Group, 10877 Wilshire Boulevard, Suite 2100, Los Angeles, California 90024.

(3)
Includes currently exercisable options and options that will become exercisable within 60 days to purchase an aggregate of 5,719.2 shares of common stock. Such options are held by certain advisors to Aurora Capital Group, as well as members of management of NuCO2 and Messrs. Bossidy, Frey, Wickham and Zusi. The shares issuable upon exercise of these options are subject to the proxies granted to the Aurora Entities described in footnote 2.

(4)
Includes an aggregate of 13,669.25 shares of common stock held by Northwestern Mutual Life Insurance Company and 3,830.75 shares of common stock held by Northwestern Mutual Capital Mezzanine Fund I, LP. The address of Northwestern Mutual Life Insurance Company and Northwestern Mutual Capital Mezzanine Fund I, LP is 720 East Wisconsin Avenue, Milwaukee, Wisconsin, 53202. As discussed in footnote (2), pursuant to the Securityholders Agreement, all of the shares owned by Northwestern Mutual Life Insurance Company and Northwestern Mutual Capital Mezzanine Fund I, LP are Aurora Voting Shares.

(5)
Consists of 1,625 shares of common stock and currently exercisable options and options that will become exercisable within 60 days to purchase an aggregate of 1,892 shares of common stock, all of which are Aurora Voting Shares.

(6)
Consists of 120 shares of common stock and currently exercisable options and options that will become exercisable within 60 days to purchase an aggregate of 772.4 shares of common stock, all of which are Aurora Voting Shares.

(7)
Consists of 853.9 shares of common stock, all of which are Aurora Voting Shares.

Principal stockholders

(8)
Consists of 195 shares of common stock and currently exercisable options and options that will become exercisable within 60 days to purchase an aggregate of 701.6 shares of common stock, all of which are Aurora Voting Shares.

(9)
Excludes 18 shares of common stock held by NuCO2 Equity Partners L.P., as to which Mr. Alpern has been allocated a limited partner interest. The general partner of NuCO2 Equity Partners L.P. is AAIII, and Mr. Alpern has neither voting nor investment power over such shares, all of which are Aurora Voting Shares.

(10)
Consists of 412.888 shares of common stock and currently exercisable options and options that will become exercisable within 60 days to purchase an aggregate of 315.6 shares of common stock, all of which are Aurora Voting Shares.

(11)
Consists of 120 shares of common stock and currently exercisable options and options that will become exercisable within 60 days to purchase an aggregate of 710 shares of common stock, all of which are Aurora Voting Shares. These shares of common stock are held through a partnership by the name of Frey Family Partnership.

(12)
Excludes 45 shares of common stock held by NuCO2 Equity Partners L.P., as to which an investment retirement account for Mr. Rosenbaum has been allocated a limited partner interest. The general partner of NuCO2 Equity Partners L.P. is AAIII, and Mr. Rosenbaum has neither voting nor investment power over such shares, all of which are Aurora Voting Shares.

(13)
Consists of currently exercisable options and options that will become exercisable within 60 days to purchase an aggregate of 97.2 shares of common stock, all of which are Aurora Voting Shares. Excludes 85 shares of common stock held by NuCO2 Equity Partners L.P., as to which Mr. Wickham has been allocated a limited partner interest. The general partner of NuCO2 Equity Partners L.P. is AAIII, and Mr. Wickham has neither voting nor investment power over such shares, all of which are Aurora Voting Shares.

(14)
Consists of currently exercisable options and options that will become exercisable within 60 days to purchase an aggregate of 116.4 shares of common stock, all of which are Aurora Voting Shares. Excludes 75 shares of common stock held by NuCO2 Equity Partners L.P., as to which a family trust of Mr. Zusi has been allocated a limited partner interest. The general partner of NuCO2 Equity Partners L.P. is AAIII, and Mr. Zusi has neither voting nor investment power over such shares, all of which are Aurora Voting Shares.

(15)
Consists of currently exercisable options and options that will become exercisable within 60 days to purchase an aggregate of 115 shares of common stock, all of which are Aurora Voting Shares.

(16)
Consists of currently exercisable options and options that will become exercisable within 60 days to purchase an aggregate of 425.2 shares of common stock, all of which are Aurora Voting Shares.

(17)
Includes currently exercisable options and options that will become exercisable within 60 days to purchase an aggregate of 5,263.8 shares of common stock.

Certain relationships and related party transactions

RELATED PARTY TRANSACTION POLICY

We do not currently have a formal, written policy or procedure for the review and approval of related party transactions.

We will adopt a written related party transaction policy, which will become effective upon our listing on the NYSE. This policy will require the review and approval of all transactions involving us or any of our subsidiaries and a related person in which the aggregate amount involved will or may be expected to exceed $120,000 in any fiscal year and a related person has or will have a direct or indirect interest (other than solely as a result of being a director or less than 10% beneficial owner of another entity) prior to entering into such transaction. For purposes of the policy, related persons will include our directors, executive officers, 5% or greater stockholders and parties related to the foregoing, such as immediate family members and entities they control. In reviewing such transactions, the policy will require the Audit Committee to consider all of the relevant facts and circumstances available to the Audit Committee. In addition, the policy will delegate to the chair of the Audit Committee the authority to pre-approve or ratify any transaction with a related person in which the aggregate amount involved is expected to be less than $1,000,000.

RELATED PARTY TRANSACTIONS

The following is a description of transactions since July 1, 2007 to which we have been a party, in which the amount involved in the transaction exceeded or will exceed $120,000, and in which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock had or will have a direct or indirect material interest.

Securityholders agreement

The following is a summary description of the material terms of the Securityholders Agreement, dated May 28, 2008, or the Securityholders Agreement, among us, the Aurora Entities and our other stockholders and optionholders that will survive consummation of this offering. A copy of the Securityholders Agreement has been filed with the SEC as an exhibit to the registration statement related to this offering.

Transfer Restrictions.    Subject to certain limited exceptions, each of the securityholders party to the Securityholders Agreement other than the Aurora Entities has agreed that, without the consent of the Aurora Entities, he, she or it will not transfer an amount of our securities that would exceed the lesser of the volume limitations set forth in clauses (i), (ii) or (iii) of Rule 144(e)(1) of the Securities Act, regardless of whether such transfer or such securities are otherwise subject to Rule 144.

Proxy and Voting Arrangements.    Each of the securityholders party to the Securityholders Agreement (other than the Aurora Entities and General Electric Pension Trust, or GEPT) has granted an irrevocable proxy to the Aurora Entities with respect to all shares of our common stock owned by such securityholder from time to time. With certain limited exceptions, GEPT has agreed to vote all shares of our common stock held by GEPT from time to time in the same manner as the Aurora Entities vote their shares of our common stock. As a result of the Securityholders Agreement, the Aurora Entities control the vote with respect to 100% of our common stock prior to this offering. Shares of our common stock are to be released from the proxy and voting agreement when they are no longer owned beneficially or of record by the securityholder party to the Securityholders Agreement or any of his, her or its permitted transferees as defined in the Securityholders Agreement.

Certain relationships and related party transactions

Registration Rights.    All securityholders who are parties to the Securityholders Agreement are entitled to certain "piggy-back" registration rights with respect to shares of our common stock in connection with the registration of our equity securities at any time following the consummation of this offering. In addition, at any time after nine months following the consummation of this offering, any securityholder that is a holder of 10% or more of the outstanding shares of our common stock shall be entitled to demand the registration of its shares, subject to customary restrictions. We will bear all expenses incident to any such registrations, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes in connection with shares sold by such stockholder. Each selling stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from us against certain liabilities, including liabilities under the Securities Act.

Information Rights, Board Observer Rights and Consultation.    Certain stockholders have the right to receive our annual consolidated business plan. In addition, GEPT and The Northwestern Mutual Life Insurance Company each has the right to send one observer to all meetings of our Board of Directors, subject to customary confidentiality restrictions. The foregoing information, board observer and consultation rights expire at such time as a stockholder fails to meet a specified ownership threshold with respect to shares of our common stock.

Amendment and Termination.    The Securityholders Agreement may be amended only by a written agreement executed by (i) us, (ii) the Aurora Entities, (iii) the holders of a majority in interest of the shares of our common stock who are party to the Securityholders Agreement and (iv) in the case of an amendment adversely affecting the rights of any particular securityholder or class of securityholders party to the Securityholders Agreement, the written agreement of such securityholder or class of securityholders. The Securityholders Agreement will terminate on the earlier to occur of (i) May 28, 2018, (ii) a change in control of NuCO2 Inc., which does not include this offering or (iii) the written approval of us and the holders of a majority in voting interest of our common stock (including the Aurora Entities); provided that in the case of a termination that adversely affects the rights of any particular securityholder party to the Securityholders Agreement, the written agreement of such securityholder is required before such termination will be deemed effective as to such securityholder.

Management services agreement

The following is a summary description of the material terms of the Management Services Agreement, dated as of May 28, 2008, among us, AMP and our wholly-owned subsidiary, NuCO2 Florida Inc. A copy of the Management Services Agreement has been filed with the SEC as an exhibit to the registration statement related to this offering.

Services.    Pursuant to the Management Services Agreement, AMP provides us with consultation and advice in fields such as financial services, accounting, general business management, acquisitions, dispositions and banking.

Fees and Expenses.    In return for such services, AMP receives a services fee in an aggregate amount equal to $1 million per annum, to be paid quarterly in advance on March 31, June 30, September 30 and December 31 of each applicable year.

In addition to the services fee, AMP is entitled to receive a transaction fee equal to 2.0% of the aggregate of any acquisition or disposition consideration (including debt assumed by a purchaser and current assets retained by a seller) with respect to (i) any acquisition, (ii) any sale or disposition of any of our divisions, (iii) any sale or disposition of all or substantially all of our assets or (iv) any other sale of any of our assets other than in the ordinary course of business. During fiscal years 2008 and

Certain relationships and related party transactions

2009, pursuant to this provision, we paid transaction fees to AMP of $9.7 million and $0.9 million, respectively. No such transaction fees were paid to AMP in fiscal year 2010.

The Management Services Agreement also requires us to reimburse AMP for all reasonable out-of-pocket costs and expenses incurred by AMP in connection with the performance of their obligations under the Management Services Agreement. During fiscal years 2008, 2009 and 2010 pursuant to this provision, we reimbursed AMP $0.9 million, $0.4 million and $0.2 million, respectively.

Indemnification.    The Management Services Agreement also provides that the Company will provide AMP and its respective partners, members, officers, employees, agents and affiliates and the stockholders, partners, members, affiliates, directors, officers and employees of any of the foregoing with customary indemnification.

Termination.    Unless earlier terminated for cause, the Management Services Agreement terminates automatically on the earlier to occur of (i) the sale of all of our outstanding capital stock, (ii) the sale of all or substantially all of our assets, (iii) a merger involving us or the sale in one or a series of related transactions of our outstanding capital stock after which the holders of a majority of our voting power immediately prior to such merger or stock sale do not, immediately after such merger or stock sale, hold a majority of the voting power of the surviving corporation or us, as the case may be or (iv) May 28, 2018.

Amendment and Restatement.    In connection with the consummation of this offering, we intend to amend and restate the Management Services Agreement. Pursuant to this amendment and restatement, we plan to amend the term for which AMP will provide such services until the earlier of May 28, 2018 and such time as AMP, together with its affiliates, collectively holds less than 5% of our outstanding common stock, while eliminating all other termination events. Additionally, we plan to eliminate the provision pursuant to which we are obligated to pay to AMP an annual management fee, as well as the provision in which we are obligated to pay to AMP a transaction fee in certain circumstances. In connection therewith we will pay to AMP an aggregate one-time fee of approximately $                      million upon the consummation of this offering. We also intend to modify the expense reimbursement provisions to include reimbursement for out-of-pocket expenses incurred in connection with SEC filings made with respect to our securities. Those of our directors employed by AMP will not receive any additional compensation in connection with their provision of services under the Management Services Agreement.

Redemption of series A preferred stock and series B preferred stock

Concurrent with the consummation of this offering and using a portion of the proceeds therefrom, we will redeem all outstanding shares of Series A preferred stock and Series B preferred stock at a redemption price of $             per share of Series A preferred stock and $             per share of Series B preferred stock, which amounts include all accrued and unpaid dividends. See "Use of proceeds." Because certain related parties hold shares of Series A and Series B preferred stock, these related parties will receive a portion of the proceeds from this offering in connection with the redemption of their preferred stock. The aggregate amount to be received by each of these parties is as follows: the Aurora Entities—$             ; affiliates of Northwestern Mutual—$             ; Mr. DeDomenico—$             ; Mr. Vipond—$             ; Mr. Wade—$             ; Mr. Gold—$             ; Mr. Bossidy—$             . In addition, NuCO2 Equity Partners L.P., an affiliate of the Aurora Entities, will receive an aggregate of $             of the proceeds from this offering in exchange for its 82.4 shares of Series A preferred stock and 17.4 shares of Series B preferred stock. Certain other related parties have a limited partnership interest in NuCO2 Equity Partners L.P. The amounts listed below are indirectly attributable to these related parties by way of such related party's limited partnership interest in NuCO2 Equity

Certain relationships and related party transactions

Partners L.P.: Mr. Alpern—$             , Mr. Rosenbaum, indirectly through an investment retirement account—$             , Mr. Wickham—$             and Mr. Zusi—$             . The Frey Family Partnership will receive an aggregate of $             of the proceeds from this offering in exchange for its shares of Series A and Series B preferred stock. Each of the foregoing direct and indirect ownership interests in Series A and Series B preferred stock is described in footnote 1 to the table included in the section entitled "Principal stockholders."

Indemnification agreements

In addition to the indemnification to be provided by our new certificate of incorporation and new bylaws, we are currently party to indemnification agreements with Messrs. DeDomenico, Vipond and Wechsler, and prior to the consummation of this offering, we will enter into agreements to indemnify our directors and our other executive officers. The current agreements require us to, and the agreements to be entered into prior to the consummation of this offering will require us to, subject to certain exceptions, among other things, indemnify these directors and executive officers for certain expenses, including attorney fees, witness fees and expenses, expenses of accountants and other advisors, and the premium, security for and other costs relating to any bond, arising out of that person's services as a director or officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

Description of capital stock

The following is a description of the material provisions of our capital stock, the other material terms of our new certificate of incorporation and new bylaws, our forms of indemnification agreement and certain provisions of Delaware law. This summary does not purport to be complete and is qualified in its entirety by reference to the relevant provisions of our new certificate of incorporation and new bylaws and our forms of indemnification agreement, copies of which will be filed with the SEC as exhibits to the registration statement related to this offering.

AUTHORIZED CAPITAL

Upon the consummation of this offering, our authorized capital stock will consist of         shares of common stock, $.01 par value per share, of which         shares will be issued and outstanding prior to the consummation of this offering, and         shares of preferred stock. The shares of Series A preferred stock and Series B preferred stock currently outstanding will be redeemed concurrent with the consummation of this offering. Upon consummation of this offering, an aggregate of         shares of common stock will be reserved for issuance under our 2008 Stock Incentive Plan and our 2010 Stock Incentive Plan.

Assuming the         for one stock split had already occurred, as of         , 2010, there were         shares of common stock outstanding held by         stockholders of record.

COMMON STOCK

Voting

Except as otherwise required by Delaware law, at every annual or special meeting of stockholders, every holder of our common stock is entitled to one vote per share. There is no cumulative voting in the election of directors.

Dividends rights

Subject to dividend preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably such dividends as may be declared from time to time by our Board of Directors out of funds legally available for that purpose. See "Dividend policy."

Liquidation and preemptive rights

In the event of our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. The outstanding shares of our common stock are, and the shares offered in this offering, when issued and paid for, will be, fully paid and non-assessable.

Listing

We intend to apply to list our common stock on the NYSE under the symbol "NUCO."

Transfer agent and registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company.

Description of capital stock

 PREFERRED STOCK

The shares of Series A preferred stock and Series B preferred stock that are currently outstanding will be redeemed concurrent with the consummation of this offering. Following the offering, our Board of Directors is authorized to issue not more than an aggregate of         shares of preferred stock in one or more series, without stockholder approval. Our Board of Directors is authorized to establish, from time to time, the number of shares to be included in each series of preferred stock, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each series of preferred stock, and any of its qualifications, limitations or restrictions. Our board of directors also is able to increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series of preferred stock then outstanding, without any further vote or action by the stockholders.

In the future, our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of our common stock, or that could decrease the amount of earnings and assets available for distribution to the holders of our common stock. The issuance of our preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other consequences, have the effect of delaying, deferring or preventing a change in our control and might harm the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plans to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF OUR NEW CERTIFICATE OF INCORPORATION AND NEW BYLAWS

Some provisions in our new certificate of incorporation and new bylaws may be deemed to have an anti-takeover effect and may delay, defer, or prevent a tender offer or takeover attempt that a stockholder might consider to be in his or her best interest. The existence of these provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions include:

Election and removal of directors

Our new certificate of incorporation provides for the division of our Board of Directors into three classes of the same or nearly the same number of directors, with staggered three-year terms. In addition, the holders of our outstanding shares of common stock will not be entitled to cumulative voting in connection with the election of our directors. Our directors will also not be subject to removal, except for cause and only by the vote of at least 66 2/3% of our outstanding shares of common stock, prior to the expiration of their term. These provisions could have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from acquiring, control of us.

Stockholder action; special meeting of stockholders

Our new certificate of incorporation and new bylaws provide that all stockholder actions must be effected at a duly called meeting and may not be taken by written consent in lieu of a meeting. All stockholder action must be properly brought before any stockholder meeting, which requires advance notice pursuant to the provisions of our new bylaws. In addition, special stockholder meetings may only be called by a majority of our Board of Directors. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until a meeting is called. These provisions could also discourage a potential acquiror from

Description of capital stock

making a tender offer for our common stock, because even if it were able to acquire a majority of our outstanding voting securities, a potential acquiror would only be able to take actions such as electing new directors or approving a business combination or merger at a duly called stockholders' meeting, and not by written consent.

Authorized but unissued shares

The authorized but unissued shares of our common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the NYSE. These additional shares may be used for a variety of corporate acquisitions and employee benefit plans and could also be issued in order to deter or prevent an attempt to acquire us. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Super-majority voting

Our new certificate of incorporation requires a super-majority vote of the holders of our outstanding voting stock to amend or repeal certain provisions of our new certificate of incorporation including provisions which would eliminate or modify the provisions described above, reduce or eliminate the number of authorized common or preferred shares and all indemnification provisions. Our new bylaws may be amended or repealed by a super-majority vote of the holders of our outstanding voting stock.

DELAWARE TAKEOVER STATUTE

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 of the Delaware General Corporation Law prohibits a Delaware corporation from engaging in any "business combination" with any "interested stockholder" for a period of three years after the date of the transaction in which the person or entity became an interested stockholder. A "business combination" includes certain mergers, asset sales or other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an "interested stockholder" is a person who, together with his or her affiliates and associates, owns, or within the past three years has owned, 15% or more of our outstanding voting stock. This provision could discourage mergers or other takeover or change in control attempts, including attempts that might result in the payment of a premium over the market price for shares of our common stock.

LIMITATION OF DIRECTORS' LIABILITY AND INDEMNIFICATION

The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our new certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability:

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for breach of duty of loyalty;

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for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

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under Section 174 of the Delaware General Corporation Law (unlawful dividends); or

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for transactions from which the director derived improper personal benefit.

Description of capital stock

Our new bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. We will be also expressly authorized to carry, and intend to obtain, directors' and officers' insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and officers.

The limitation of liability and indemnification provisions in our new certificate of incorporation and new bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders.

In addition to the indemnification to be provided by our new certificate of incorporation and new bylaws, we are currently party to indemnification agreements with Messrs. DeDomenico, Vipond and Wechsler, and prior to the consummation of this offering, we will enter into new agreements to indemnify our directors and our other executive officers. The current agreements require us to, and the agreements to be entered into prior to the consummation of this offering will require us to, subject to certain exceptions, among other things, indemnify these directors and executive officers for certain expenses, including attorney fees, witness fees and expenses, expenses of accountants and other advisors, and the premium, security for and other costs relating to any bond, arising out of that person's services as a director or officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Shares eligible for future sale

Prior to the consummation of this offering, there has not been a public market for our common stock since the Acquisition in 2008. As described below, only a limited number of shares currently outstanding will be available for sale immediately after this offering due to contractual and legal restrictions on resale. Nevertheless, future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market after the restrictions lapse, or the possibility of such sales, could cause the prevailing market price of our common stock to fall or impair our ability to raise equity capital in the future.

Upon the consummation of this offering, we will have                shares of common stock outstanding. All of the shares of our common stock sold in the offering will be freely tradable in the public market without restriction or future registration under the Securities Act with the exception of shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act. Shares purchased by our affiliates may not be resold except pursuant to an effective registration statement or an exemption from registration, including the exemption under Rule 144 of the Securities Act described below.

Immediately after the consummation of this offering,                shares of our common stock held by existing stockholders will be restricted securities, as that term is defined in Rule 144 under the Securities Act. These restricted securities may be sold into the public market only if the sale is registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which exemptions are summarized below. These restricted securities are also subject to the lock-up agreements described below until 180 days after the date of this prospectus.

LOCK-UP AGREEMENTS

In connection with this offering, our executive officers, directors and the holders of substantially all of our common stock, have agreed not to directly or indirectly sell or dispose of any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 180 days after the date of this prospectus, subject to customary exceptions in specific circumstances, without the prior written consent of UBS Securities LLC and Goldman, Sachs & Co. For additional information, see "Underwriting."

RULE 144

In general, under Rule 144, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to the volume limitations summarized below. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately after the consummation of this offering, without regard to volume limitations or the availability of public information about us, if:

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the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

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the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Shares eligible for future sale

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

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1% of the number of shares of our common stock then outstanding, which will equal approximately                shares immediately after the consummation of this offering; and

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the average weekly trading volume in our common stock on the NYSE during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 701

Any of our employees, officers or directors who purchased shares under a written compensatory plan or contract may be entitled to sell them in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares.

STOCK PLANS

We plan on filing a registration statement on Form S-8 under the Securities Act covering the shares of our common stock issued and issuable upon exercise of outstanding options under our 2008 Stock Incentive Plan, and shares of our common stock reserved for future issuance under our 2010 Stock Incentive Plan. We expect to file this registration statement after the consummation of this offering.

REGISTRATION RIGHTS

All securityholders who are parties to the Securityholders Agreement are entitled to certain "piggy-back" registration rights with respect to shares of our common stock in connection with the registration of our equity securities at any time following the consummation of this offering. In addition, at any time after six months following consummation of this offering, any securityholder that is a holder of 10% or more of our outstanding shares of common stock shall be entitled to demand the registration of its shares, subject to customary restrictions. We will bear all expenses incident to any such registrations, including the fees and expenses of a single counsel retained by the selling stockholders; however, each selling stockholder will be responsible for the underwriting discounts and commissions and transfer taxes related to the shares sold by such stockholder. Each selling stockholder and the underwriters through whom shares are sold on behalf of a selling stockholder will be entitled to customary indemnification from us against certain liabilities, including liabilities under the Securities Act.

Material United States federal income tax consequences

The following is a summary of the material U.S. federal income tax consequences relating to the purchase, ownership and disposition of shares of our common stock, as of the date hereof. This summary deals only with shares of our common stock that are held as capital assets (generally, property held for investment). This summary does not discuss any state, local or foreign tax consequences and does not discuss all aspects of U.S. federal income taxation that may be relevant to the purchase, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, except to the extent discussed below, this summary does not address all of the tax consequences that may be relevant to certain types of investors subject to special treatment under U.S. federal income tax laws, such as:

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dealers in securities or currencies, brokers, financial institutions, controlled foreign corporations, passive foreign investment companies, regulated investment companies, real estate investment trusts, retirement plans, U.S. expatriates, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings or insurance companies;

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U.S. Holders of shares of our common stock whose "functional currency" is not the U.S. dollar;

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persons holding shares of our common stock as part of a hedging, integrated, constructive sale, or conversion transaction or a straddle;

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entities that are treated as partnerships for U.S. federal income tax purposes; or

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persons liable for alternative minimum tax consequences.

The discussion below is based upon the provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder, and rulings and judicial decisions as of the date hereof. Those authorities are subject to different interpretations and may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below.

If a partnership holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your tax advisor as to the particular U.S. federal income tax consequences applicable to you.

If you are considering the purchase of shares of our common stock, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you and any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. Each prospective investor should seek advice based on its particular circumstances from an independent tax advisor.

For purposes of this summary, a "U.S. Holder" means a beneficial owner of a share of our common stock that is:

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an individual who is a citizen or resident of the United States;

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a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if (i) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Material United States federal income tax consequences

 CONSEQUENCES TO U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences that will apply to a U.S. Holder of shares of our common stock.

Dividend distributions

If we make a distribution in respect of our common stock, the distribution will be treated as a dividend to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If the distribution exceeds current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital reducing the holder's adjusted tax basis in the common stock to the extent of the holder's adjusted tax basis in that stock. Any remaining excess will be treated as capital gain.

If a U.S. Holder is an individual, dividends received by such holder on or prior to December 31, 2010 generally will be subject to a reduced maximum tax rate of 15% provided certain holding period and other requirements are met. Beginning January 1, 2011, the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. If a U.S. Holder is a U.S. corporation, it may be able to claim the deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of any dividends received subject to generally applicable limitations on that deduction. In general, a dividend distribution to a corporate U.S. Holder may qualify for the 70% dividends received deduction if the U.S. Holder owns less than 20% of the voting power and value of our stock. U.S. Holders should consult their tax advisors regarding the holding period requirements that must be satisfied in order to qualify for the dividends-received deduction and the reduced maximum tax rate on dividends.

Sale, exchange, redemption or other disposition of stock

A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of our common stock. The U.S. Holder's gain or loss will equal the difference between the amount realized by the U.S. Holder and the U.S. Holder's adjusted tax basis in the stock. The amount realized by the U.S. Holder will include the amount of any cash and the fair market value of any other property received for the stock. Gain or loss recognized by a U.S. Holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. Long-term capital gains of non-corporate taxpayers currently are taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

New healthcare legislation

Under the Health Care and Reconciliation Act of 2010, certain U.S. Holders who are individuals, estates or trusts will be required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

Information reporting and backup withholding

We or our paying agent must report annually to U.S. Holders (other than exempt holders) and the Internal Revenue Service, or the IRS, amounts paid to such holders on or with respect to our common stock during each calendar year and the amount of tax, if any, withheld from such payments. A U.S. Holder will be subject to backup withholding on dividends paid on our common stock and proceeds from the sale of our common stock at the applicable rate (which is currently 28%) if the U.S. Holder

Material United States federal income tax consequences

is not otherwise exempt and (i) the holder fails to provide us or our paying agent with a correct taxpayer identification number, (ii) the holder provides an incorrect taxpayer identification number, (iii) we or our paying agent are notified by the IRS that the holder is subject to backup withholding as a result of its failure to properly report payments of interest or dividends or (iv) the holder fails to certify under penalty of perjury that it has provided a correct taxpayer identification number and has not been notified by the IRS that it is subject to backup withholding. A U.S. Holder generally may establish that it is exempt from or otherwise not subject to backup withholding by providing a properly completed IRS Form W-9 to us or our paying agent. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax consequences that will apply to a Non-U.S. Holder of shares of our common stock. The term "Non-U.S. Holder" means a beneficial owner of shares of our common stock that is an individual, corporation, estate or trust for U.S. federal income tax purposes and is not a U.S. Holder.

Dividend distributions

Distributions on our common stock will constitute dividends to the extent described above in "—Consequences to U.S. Holders—Dividend distributions." Any dividends paid to Non-U.S. Holders with respect to the shares of our common stock will generally be subject to U.S. withholding tax at a 30% rate or such lower rate as specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a Non-U.S. Holder must furnish to us or our paying agent a valid IRS Form W-8BEN (or applicable successor form) certifying such holder's qualification for the reduced rate. This certification must be provided to us or our paying agent prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty but fails to timely provide the required certification, the holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for such refund or credit with the IRS. Non-U.S. Holders should consult their tax advisors regarding their eligibility for treaty benefits.

Dividends that are effectively connected with a Non-U.S. Holder's conduct of a trade or business within the United States are not subject to U.S. withholding tax. Instead, dividends that are effectively connected with a Non-U.S. Holder's conduct of a U.S. trade or business and, where an applicable tax treaty so provides, are attributable to such Non-U.S. Holder's permanent establishment in the United States, are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. To claim the exemption from U.S. withholding tax, a Non-U.S. Holder must furnish to us or our paying agent a properly executed IRS Form W-8ECI (or applicable successor form) prior to the payment of dividends. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as specified by an applicable income tax treaty. Non-U.S. Holders should consult applicable tax treaties, which may provide for different rules.

Material United States federal income tax consequences

Sale, exchange, redemption or other disposition of stock

Any gain realized by a Non-U.S. Holder upon the sale, exchange, redemption or other taxable disposition of shares of our common stock generally will not be subject to U.S. federal income tax unless:

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that gain is effectively connected with such Non-U.S. Holder's conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

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the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

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we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the date of disposition or the period that such Non-U.S. Holder held shares of our common stock and either our common stock was not regularly traded on an established securities market at any time during the calendar year in which the disposition occurs, or the Non-U.S. Holder owns or owned (actually or constructively) more than five percent of the total fair market value of shares of our common stock at any time during the five-year period preceding the date of disposition. We are not, and do not anticipate that we will become, a "U.S. real property holding corporation" for U.S. federal income tax purposes.

An individual Non-U.S. Holder described in the first bullet point above will generally be subject to U.S. federal income tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates or such lower rate as specified by an applicable income tax treaty. An individual Non-U.S. Holder described in the second bullet point above will generally be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses. If a Non-U.S. Holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any gain described in the second bullet point will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States and the Non-U.S. Holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN (or suitable successor or substitute form). A Non-U.S. Holder that is a foreign corporation and is described in the first bullet point above will be subject to tax on gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax at a 30% rate or a lower rate specified by an applicable income tax treaty.

Information reporting and backup withholding

We must report annually to the IRS the amount of dividends or other distributions we pay to you on shares of our common stock and the amount of tax we withhold on these distributions. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder's conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable tax treaty. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the holder resides under the provisions of an applicable income tax treaty. The United States imposes a backup withholding tax on dividends and certain other types of payments to U.S. persons. A Non-U.S. Holder will not be subject to backup withholding tax on dividends the holder receives on shares of our common stock if the holder provides proper certification (usually on an IRS Form W-8BEN) of the holder's status as a non-U.S. person or other exempt status.

Material United States federal income tax consequences

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale of shares of our common stock outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a Non-U.S. Holder sells shares of our common stock through a U.S. broker or the U.S. office of a foreign broker, the broker will be required to report the amount of proceeds paid to the Non-U.S. Holder to the IRS and also backup withhold on that amount unless the Non-U.S. Holder provides appropriate certification (usually on an IRS Form W-8BEN) to the broker of the holder's status as a non-U.S. person or other exempt status.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

New legislation relating to foreign accounts

Newly enacted legislation may impose withholding taxes on certain types of payments made to "foreign financial institutions" and certain other non-U.S. entities after December 31, 2012. The legislation imposes a 30% withholding tax on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution unless the foreign financial institution enters into an agreement with the U.S. Treasury to among other things, undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements. In addition, the legislation imposes a 30% withholding tax on the same types of payments to a foreign non-financial entity unless the entity certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. Prospective investors should consult their tax advisors regarding this legislation.

Underwriting

We are offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC and Goldman, Sachs & Co. are the representatives of the underwriters. UBS Securities LLC and Goldman, Sachs & Co. are the joint book-running managers of this offering. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of shares

UBS Securities LLC
Goldman, Sachs & Co.

Total

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

Our common stock is offered subject to a number of conditions, including:

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receipt and acceptance of our common stock by the underwriters; and

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the underwriters' right to reject orders in whole or in part.

We have been advised by the representatives that the underwriters intend to make a market in our common stock but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

We have granted the underwriters an option to buy up to an aggregate of                additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the initial offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. Sales of shares made outside of the US may be made by affiliates of the underwriters. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein.

Underwriting

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase up to an additional                shares.

	No exercise	Full exercise

Per share	$	$
Total	$	$

We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $                  .

NO SALES OF SIMILAR SECURITIES

We and our executive officers, directors and holders of substantially all of our common stock, have entered into lock-up agreements with UBS Securities LLC and Goldman, Sachs & Co. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of the representatives, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC and Goldman, Sachs & Co. may, in their sole discretion, release some or all of the securities from these lock-up agreements.

INDEMNIFICATION

We have agreed to indemnify the several underwriters against certain liabilities, including certain liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.

NYSE QUOTATION

We will apply to list our common stock for quotation on the NYSE under the trading symbol "NUCO."

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

–>
stabilizing transactions;

–>
short sales;

–>
purchases to cover positions created by short sales;

–>
imposition of penalty bids; and

–>
syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be "covered short sales," which are short positions in an amount not greater than the

Underwriting

underwriters' over-allotment option referred to above, or may be "naked short sales," which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.

DETERMINATION OF OFFERING PRICE

Immediately prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

–>
the information set forth in this prospectus and otherwise available to representatives;

–>
our history and prospects and the history of and prospects for the industry in which we compete;

–>
our past and present financial performance and an assessment of our management;

–>
our prospects for future earnings and the present state of our development;

–>
the general condition of the securities markets at the time of this offering;

–>
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

–>
other factors deemed relevant by the underwriters and us.

AFFILIATIONS

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have in the past provided, are currently providing and may in the future from time to time provide, investment banking and other financing, trading, banking, research, transfer agent and trustee services to us or our subsidiaries, for which they have in the past received, and may currently or in the future receive, customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates

Underwriting

may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investments and securities activities may involve securities and/or instruments issued by us or our subsidiaries. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments. Goldman, Sachs & Co. was the initial purchaser, sole structuring advisor and sole book-running manager in connection with the 2010 Senior Notes issuance described in the section entitled "Prospectus summary—Recent Developments."

Notice to investors

NOTICE TO PROSPECTIVE INVESTORS IN THE EUROPEAN ECONOMIC AREA

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a "Relevant Member State"), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date"), an offer to the public of our common stock which is the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

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to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our common stock;

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to any legal entity which has two or more of: (i) an average of at least 250 employees during the last (or, in Sweden, the last two) financial year(s), (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last (or, in Sweden, the last two) annual or consolidated accounts; or

–>
to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

–>
in any other circumstances falling within Article 3(2) of the Prospectus Directive provided that no such offer of our common stock shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression "offered to the public" in relation to any of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase or subscribe for our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM

This prospectus is only being distributed to and is only directed at: (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (i)-(iii) together being referred to as "relevant persons"). The shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

NOTICE TO PROSPECTIVE INVESTORS IN SWITZERLAND

The Prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations ("CO") and the shares will not be listed on the SIX Swiss Exchange. Therefore, the Prospectus may not comply with the disclosure standards of the CO and/or the listing

Notice to investors

rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution.

NOTICE TO PROSPECTIVE INVESTORS IN AUSTRALIA

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the common stock.

The common stock is not being offered in Australia to "retail clients" as defined in sections 761G and 761GA of the Corporations Act 2001 (Australia). This offering is being made in Australia solely to "wholesale clients" for the purposes of section 761G of the Corporations Act 2001 (Australia) and, as such, no prospectus, product disclosure statement or other disclosure document in relation to the common stock has been, or will be, prepared.

This prospectus does not constitute an offer in Australia other than to wholesale clients. By submitting an application for our common stock, you represent and warrant to us that you are a wholesale client for the purposes of section 761G of the Corporations Act 2001 (Australia). If any recipient of this prospectus is not a wholesale client, no offer of, or invitation to apply for, our common stock shall be deemed to be made to such recipient and no applications for our common stock will be accepted from such recipient. Any offer to a recipient in Australia, and any agreement arising from acceptance of such offer, is personal and may only be accepted by the recipient. In addition, by applying for our common stock you undertake to us that, for a period of 12 months from the date of issue of the common stock, you will not transfer any interest in the common stock to any person in Australia other than to a wholesale client.

NOTICE TO PROSPECTIVE INVESTORS IN HONG KONG

Our common stock may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (i) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong) or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the common stock which is or is intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

NOTICE TO PROSPECTIVE INVESTORS IN JAPAN

Our common stock has not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our common stock will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or

Notice to investors

indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

NOTICE TO PROSPECTIVE INVESTORS IN SINGAPORE

This document has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our common stock is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore ("SFA"). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our common stock may not be circulated or distributed, nor may our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our common stock is suitable for them.

Where our common stock is subscribed or purchased under Section 275 of the SFA by a relevant person which is:

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by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

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for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 of the SFA, except:

–>
to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such shares of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of common stock or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

–>
where no consideration is given for the transfer; or

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where the transfer is by operation of law.

In addition, investors in Singapore should note that the common stock acquired by them is subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their common stock.

Legal matters

The validity of the shares of our common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Gibson, Dunn & Crutcher LLP regularly serves as counsel to Aurora Capital Group and its affiliates. A private investment fund comprised of certain partners of Gibson, Dunn & Crutcher LLP, members of their families, related persons and others owns an interest representing less than 1% of the capital commitments of the Aurora Entities. The validity of the shares of our common stock offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, Chicago, Illinois.

Experts

The consolidated financial statements and related schedule of NuCO2 Inc. and Subsidiaries (Successor Company) as of June 30, 2010 and 2009 and for the years ended June 30, 2010 and 2009 and for the period from May 29, 2008 to June 30, 2008 and the consolidated financial statements and schedule of NuCO2 Florida Inc. (Predecessor Company) for the period from July 1, 2007 to May 28, 2008, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered certified public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the related exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed or will be filed with the SEC as an exhibit to the registration statement related to this offering. In addition, upon the consummation of this offering, we will file annual, quarterly, and current reports, proxy statements and other information with the SEC under the Exchange Act. You may obtain copies of this information by mail from the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers that file electronically with the SEC. The address of that website is www.sec.gov.

Index to consolidated financial statements

Page
Audited Financial Statements:
Report of Independent Registered Certified Public Accounting Firm	F-2
Consolidated Balance Sheets—As of June 30, 2010 and June 30, 2009	F-3

Consolidated Statements of Operations—For the years ended June 30, 2010 and 2009 and for the period from May 29, 2008 to June 30, 2008 (Successor Company), and for the period from July 1, 2007 to May 28, 2008 (Predecessor Company)

F-4

Consolidated Statements of Changes in Redeemable Preferred Stock, Common Stock, and Other Shareholders' Equity—For the periods from July 1, 2007 to May 28, 2008 (Predecessor Company) and May 29, 2008 to June 30, 2008 (Successor Company), and the years ended June 30, 2010 and 2009 (Successor Company)

F-5

Consolidated Statements of Cash Flows—For the years ended June 30, 2010 and 2009 and for the period from May 29, 2008 to June 30, 2008 (Successor Company), and for the period from July 1, 2007 to May 28, 2008 (Predecessor Company)

F-6
Notes to Consolidated Financial Statements	F-8

Report of Independent Registered Certified Public Accounting Firm

The Board of Directors and Shareholders
NuCO2 Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of NuCO2 Inc. and Subsidiaries (collectively the Company) as of June 30, 2010 and 2009 and the related consolidated statements of operations, changes in redeemable preferred stock, common stock, and other shareholders' equity, and cash flows for the years ended June 30, 2010 and 2009, and for the period from May 29, 2008 to June 30, 2008 and the accompanying consolidated statements of operations, changes in redeemable preferred stock, common stock, and other shareholders' equity and cash flows of NuCO2 Florida Inc. (Predecessor Company) for the period from July 1, 2007 to May 28, 2008. Our audits also include the financial statement schedule listed in the Index at Item 16(b). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NuCO2 Inc. and Subsidiaries at June 30, 2010 and 2009, and the consolidated results of their operations and their cash flows for the years ended June 30, 2010 and 2009 and for the period from May 29, 2008 to June 30, 2008, and the consolidated results of NuCO2 Florida Inc.'s (Predecessor Company) operations and their cash flows for the period from July 1, 2007 to May 28, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

Boca Raton, Florida
October 12, 2010

                      /s/ Ernst & Young LLP

NuCO2 Inc. and Subsidiaries

 CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share Amounts)

	June 30, 2010	June 30, 2009

Assets
Current assets:
Cash and cash equivalents	$4,614	$9,371
Restricted cash	15,880	17,787
Trade accounts receivable, net of allowance for doubtful accounts of $427 and $388, at June 30, 2010 and 2009, respectively	13,252	9,454
Inventories	455	300
Prepaid insurance	1,501	1,430
Prepaid expenses and other current assets	2,524	1,360
Deferred tax assets	3,044	153

Total current assets	41,270	39,855
Property and equipment, net	167,185	161,463
Other assets:
Goodwill	255,583	255,808
Customer lists, net	154,357	154,551
Other intangible assets, net	24,078	24,732
Deferred financing costs, net	13,022	16,699
Deferred lease acquisition costs, net	3,657	2,263
Other	1,475	916

Total other assets	452,172	454,969

Total assets	$660,627	$656,287

Liabilities and shareholders' equity
Current liabilities:
Accounts payable	$11,429	$7,502
Accrued expenses	5,983	5,624
Accrued insurance	679	902
Accrued interest	478	476
Accrued payroll	5,229	5,504
Other current liabilities	2,569	1,377

Total current liabilities	26,367	21,385
Long-term debt	346,671	339,871
Customer deposits	4,629	4,384
Deferred tax liability	59,854	62,701

Total liabilities	437,521	428,341

Commitments and contingencies
Preferred stock:
Series A redeemable cumulative preferred stock $.01 par value, 11,000 shares authorized; 10,018 shares issued and outstanding with stated amount of $10,000 per share at June 30, 2010 and 2009	100,181	100,181
Series B redeemable cumulative preferred stock $.01 par value, 2,500 shares authorized; 1,965 shares issued and outstanding with stated amount of $10,000 per share at June 30, 2010 and 2009	19,654	19,654

Total redeemable preferred stock	119,835	119,835

Shareholders' equity:
Common stock: $.01 par value, 200,000 shares authorized, 119,850 and 119,837 shares issued and outstanding at June 30, 2010 and 2009, respectively	1	1
Additional paid-in capital	122,245	120,980
Accumulated deficit	(18,975)	(12,870)

Total shareholders' equity	103,271	108,111

Total liabilities and shareholders' equity	$660,627	$656,287

See accompanying notes.

NuCO2 Inc. and Subsidiaries

 CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except Per Share Amounts)

	Successor Company			Predecessor Company
	Year ended June 30, 2010	Year ended June 30, 2009	Period from May 29, 2008 to June 30, 2008	Period from July 1, 2007 to May 28, 2008

Revenues	$167,730	$156,125	$12,468	$127,267
Costs and expenses:
Cost of distribution services, excluding depreciation and amortization	73,679	72,314	6,481	63,440
Selling, general and administrative expenses	32,975	29,248	1,812	26,889
Depreciation and amortization	32,597	34,734	2,096	18,529
Loss on asset disposal	2,152	2,089	225	2,877

	141,403	138,385	10,614	111,735

Operating income	26,327	17,740	1,854	15,532
Interest expense	37,103	36,307	3,270	1,863

(Loss) income before income taxes	(10,776)	(18,567)	(1,416)	13,669
(Benefit from) provision for income taxes	(4,671)	(6,591)	(522)	5,380

Net (loss) income	(6,105)	(11,976)	(894)	8,289
Dividends on preferred stock	(13,381)	(11,232)	(911)	—

Net (loss) income attributable to common shareholders	$(19,486)	$(23,208)	$(1,805)	$8,289

Net (loss) income per share attributable to common shareholders—basic	$(162.65)	$(217.71)	$(18.27)	$0.56

Net (loss) income per share attributable to common shareholders—diluted	$(162.65)	$(217.71)	$(18.27)	$0.55

Weighted average common shares outstanding—basic	119.8	106.6	98.8	14,805

Weighted average common shares outstanding—diluted	119.8	106.6	98.8	15,200

See accompanying notes.

NuCO2 Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK, COMMON STOCK, AND OTHER SHAREHOLDERS' EQUITY
(In thousands, except share amounts)

	Preferred stock		Common stock		Additional paid-in capital	Treasury stock			Accumulated other comprehensive income (loss)
								Accumulated deficit
	Shares	Amount	Shares	Amount		Shares	Amount			Total

Balance at July 1, 2007 (Predecessor Company)	—	$—	15,921,066	$ 16	$174,831	921,409	$(22,937)	$(12,126)	$ 108	$139,892
Net income	—	—	—	—	—	—	—	8,289	—	8,289
Change in market value of swaptions	—	—	—	—	—	—	—	—	820	820
Interest rate swap transaction	—	—	—	—	—	—	—	—	(108)	(108)

Total comprehensive income	—	—	—	—	—	—	—	—	—	9,001
Excess tax benefits from share-based arrangements	—	—	—	—	2,063	—	—	—	—	2,063
Issuance of common stock—exercise of options	—	—	88,033	—	1,405	—	—	—	—	1,405
Purchase of treasury stock	—	—	—	—	—	274,195	(7,081)	—	—	(7,081)
Share-based compensation	—	—	—	—	4,361	—	—	—	—	4,361

Balance at May 28, 2008 (Predecessor Company)	—	—	16,009,099	16	182,660	1,195,604	(30,018)	(3,837)	820	149,641
Merger transaction	—	—	(16,009,099)	(16)	(182,660)	(1,195,604)	30,018	3,837	(820)	(149,641)
Issuance of common stock	—	—	99,772	1	99,769	—	—	—	—	99,770
Issuance of preferred stock—Series A	9,977	99,770	—	—	—	—	—	—	—	99,770
Share-based compensation	—	—	—	—	41	—	—	—	—	41
Net loss	—	—	—	—	—	—	—	(894)	—	(894)

Balance at June 30, 2008 (Successor Company)	9,977	99,770	99,772	1	99,810	—	—	(894)	—	198,687
Issuance of common stock	—	—	20,065	—	20,065	—	—	—	—	20,065
Issuance of preferred stock—Series A	41	411	—	—	—	—	—	—	—	411
Issuance of preferred stock—Series B	1,965	19,654	—	—	—	—	—	—	—	19,654
Share-based compensation	—	—	—	—	1,105	—	—	—	—	1,105
Net loss	—	—	—	—	—	—	—	(11,976)	—	(11,976)

Balance at June 30, 2009 (Successor Company)	11,983	119,835	119,837	1	120,980	—	—	(12,870)	—	227,946
Issuance of common stock—cashless exercise of stock option	—	—	13	—	—	—	—	—	—	—
Excess tax benefits from share-based arrangements	—	—	—	—	6	—	—	—	—	6
Share-based compensation	—	—	—	—	1,259	—	—	—	—	1,259
Net loss	—	—	—	—	—	—	—	(6,105)	—	(6,105)

Balance at June 30, 2010 (Successor Company)	11,983	$119,835	119,850	$ 1	$122,245	—	$ —	$(18,975)	$ —	$223,106

See accompanying notes.

NuCO2 Inc. and Subsidiaries

 CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Successor company			Predecessor company
	Year ended June 30, 2010	Year ended June 30, 2009	Period from May 29, 2008 to June 30, 2008	Period from July 1, 2007 to May 28, 2008

Operating activities
Net (loss) income:	$(6,105)	$(11,976)	$(894)	$8,289
Adjustments to reconcile net (loss) income to net cash
provided by operating activities:
Depreciation of property and equipment	22,984	25,402	1,834	15,557
Bad debt expense	1,053	563	31	979
Amortization of intangible and other assets	9,613	9,332	262	2,972
Amortization of original issue discount and deferred financing costs	8,526	7,778	671	—
Change in deferred taxes	(4,771)	(6,873)	(522)	5,161
Loss on asset disposal	2,152	2,089	225	2,877
Loss on early extinguishment of debt	—	—	—	141
Share-based compensation	1,259	1,105	41	4,361
Excess tax benefits from share-based arrangements	—	—	—	(2,063)
Changes in operating assets and liabilities, net of acquisitions:
Decrease (increase) in:
Trade accounts receivable	(4,851)	(579)	119	1,255
Inventories	(155)	12	7	(21)
Prepaid insurance	(71)	1,610	(168)	249
Prepaid expenses and other current assets	(1,164)	(198)	1,110	(859)
Other assets	(559)	(605)	(10)	(80)
Increase (decrease) in:
Accounts payable	3,927	(973)	743	1,670
Accrued expenses	490	(181)	(378)	663
Accrued insurance	(223)	(570)	(192)	610
Accrued interest	2	(2,146)	2,252	248
Accrued payroll	(275)	2,015	188	944
Customer deposits	245	29	—	109
Other current liabilities	1,192	284	452	330

Net cash provided by operating activities	33,269	26,118	5,771	43,392

Investing activities
Purchase of property and equipment	(25,814)	(18,609)	(1,683)	(17,519)
Proceeds from disposal of property and equipment	25	8	—	39
Increase in deferred lease acquisition costs	(2,229)	(2,348)	(267)	(2,300)
Acquisition of NuCO2 Inc. by Aurora	—	—	(478,299)	—
Return of escrow from prior acquisition	1,123	—	—	—
Acquisitions	(14,996)	(44,390)	—	—

Net cash used in investing activities	(41,891)	(65,339)	(480,249)	(19,780)

Continued on next page.

NuCO2 Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(In Thousands)

	Successor company			Predecessor company
	Year ended June 30, 2010	Year ended June 30, 2009	Period from May 29, 2008 through June 30, 2008	Period from July 1, 2007 through May 28, 2008

Financing activities
Restricted cash	$1,907	$1,655	$(19,441)	$—
Repayments on former credit facility	—	—	(25,200)	(23,575)
Net proceeds on former credit facility	—	—	—	13,750
(Payments) proceeds (to) from working capital revolver	—	(3,600)	3,600	—
Proceeds from equipment revolver	2,500	7,000	—	—
Payments to equipment revolver	(548)	(185)	—	—
Net proceeds from issuance of long-term debt	—	—	328,270	—
Proceeds from issuance of common stock	—	20,065	99,770	—
Proceeds from issuance of preferred stock-Series A	—	411	99,770	—
Proceeds from issuance of preferred stock-Series B	—	19,654	—
Swaption proceeds (purchases)	—	—	9,360	(8,540)
Increase in deferred financing costs	—	(519)	(17,584)	(1,933)
Purchase of treasury stock	—	—	—	(7,081)
Exercise of options and warrants	—	—	—	1,405
Excess tax benefits from share-based arrangements	6	—	—	2,063

Net cash provided by (used in) financing activities	3,865	44,481	478,545	(23,911)

(Decrease) increase in cash and cash equivalents	(4,757)	5,260	4,067	(299)
Cash and cash equivalents, beginning of period	9,371	4,111	44	343

Cash and cash equivalents, end of period	$4,614	$9,371	$4,111	$44

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$29,544	$30,792	$235	$1,750

Income taxes	$386	$241	$37	$261

See accompanying notes.

NuCO2 Inc. and Subsidaries

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2010

1. Description of business

NuCO2 Inc. and its subsidiaries (the "Company" or "Successor Company") believe it is the leading national provider of fountain and draught beer beverage carbonation solutions to the restaurant and hospitality industry. The Company's solutions combine equipment for the storage, blending, and dispensing of beverage grade carbon dioxide ("CO2") and nitrogen gases, with continuous, unprompted beverage gas supply service to customer locations throughout the United States. As of June 30, 2010, the Company operated a national network of 140 service locations (124 stationary and 16 mobile) servicing approximately 136,000 customer locations in 48 states. Currently, virtually all fountain beverage providers in the continental United States are within the Company's service area.

The Company has entered into Master Service Agreements with many operators, including 140 restaurant and convenience store concepts that provide fountain beverages. These Master Service Agreements generally provide for a commitment by the operator to use the Company's services for all of its currently owned locations and may also include future locations. The Company currently services approximately 74,400 chain and franchisee locations that have signed Master Service Agreements. The Company is actively working on expanding the number of Master Service Agreements with numerous restaurant chains.

The Company is principally owned by Aurora Equity Partners III, L.P. ("Aurora"), who holds approximately 73% of the outstanding voting interests of the Company. Aurora is an affiliate of Aurora Capital Group, a Los Angeles based private equity firm.

NuCO2 Inc. changed its name from NuCO2 Parent Inc. effective April 8, 2010 and all references throughout the accompanying consolidated financial statements have reflected such name change. NuCO2 Florida Inc. (a wholly owned subsidiary of NuCO2 Inc.) changed its name from NuCO2 Inc. effective April 6, 2010 and all references throughout the accompanying consolidated financial statements have reflected such name change.

2. Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and include the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

On May 28, 2008, NuCO2 Florida Inc. (the "Predecessor Company") completed a merger (the "Merger and Acquisition") with the Company and NuCO2 Merger Co., a Florida corporation and a wholly owned subsidiary of the Company (Merger Sub), under which Merger Sub merged with and into the Predecessor Company with the Successor Company being the surviving corporation in the Merger and Acquisition.

The consolidated balance sheets as of June 30, 2010 and 2009 and the consolidated statements of operations, shareholders' equity, and cash flows for the years ended June 30, 2010 and 2009 reflect the Merger and Acquisition and are defined as those of the Successor Company.

The consolidated statements of operations, shareholders' equity and cash flows for the period from May 29, 2008 to June 30, 2008, after the Merger and Acquisition, are also defined as those of the Successor Company and are referred to as the "period from May 29, 2008 to June 30, 2008."

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

The consolidated statements of operations, shareholders' equity and cash flows for the period July 1, 2007 to May 28, 2008 are those of the Predecessor Company and are referred to as the "period from July 1, 2007 to May 28, 2008."

In June 2009, the Financial Accounting Standards Board ("FASB") issued guidance, codifying US GAAP as the single source of authoritative nongovernmental US GAAP, known as Accounting Standards Codification ("ASC" or the "Codification"). Under FASB ASC Topic 105, Generally Accepted Accounting Principles, US GAAP does not change, but is intended to simplify user access to all authoritative US GAAP by providing all authoritative literature related to a particular topic in one place. The Company previously adopted the Codification and all standards stated in these financial reports refer to the Codification references.

3. Securitization transaction and merger and acquisition

On May 28, 2008 the Company completed the Merger and Acquisition. Under the terms of the Merger Agreement, at the effective time of the Merger and Acquisition, each issued and outstanding share of common stock, par value $0.001 per share (the "Common Stock"), of the Predecessor Company (other than treasury shares, shares owned by the Company, Merger Sub or any direct or indirect wholly owned subsidiary of the Company) were converted automatically into the right to receive $30.00 in cash.

The Successor Company, under its articles of incorporation, is authorized to issue 200,000 common shares, at $.01 par value. At June 30, 2010 and 2009, there were 119,850 and 119,837 common shares issued and outstanding, respectively. Also, the Company is authorized to issue a total of 15,000 shares of preferred stock at $.01 par value, of which 11,983 shares were issued and outstanding at June 30, 2010 and 2009, in two tranches-Series A and Series B. (see Note 15)

In connection with the Merger and Acquisition, the Company engaged in a whole business securitization (the "Securitization Transaction"), the purpose of which was to secure debt financing with the assets of the Company. As part of the Securitization Transaction, the Successor Company and certain of the Company's subsidiaries, issued debt (the "Securitization Offering") in the aggregate amount of $355.0 million, which consisted of $280.0 million of Fixed Rate Series 2008-1 Senior Notes and $75.0 million of Fixed Rate Series 2008-1 Subordinated Notes (the "Series 2008-1 Notes") (see Note 10).

In connection with the Securitization Transaction, the Successor Company formed the following five limited purpose Delaware limited liability companies:

–>
NuCO2 Funding LLC (Master Issuer)

–>
NuCO2 LLC (Contract Holder)

–>
NuCO2 Supply LLC (Equipment Holder)

–>
NuCO2 IP LLC (IP Holder)

–>
NuCO2 Management LLC (Employee Company)

The Master Issuer and the Employee Company are each direct wholly owned subsidiaries of NuCO2 Florida Inc., which is a wholly owned subsidiary of the Company. The Master Issuer owns 100% of the preferred equity interests in the Employee Company. The Contract Holder, the Equipment Holder

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

and the IP Holder are each direct wholly owned subsidiaries of the Master Issuer and indirect wholly owned subsidiaries of the Company.

The table below summarizes the structure of the Company:

4. Acquisitions

The Company evaluated each of the following transactions in accordance with FASB ASC 805-Business Combinations:

Praxair Distribution, Inc. (Texas)

On June 30, 2010, the Company entered into a purchase agreement to acquire certain assets from Praxair Distribution, Inc. ("Praxair") for $7.1 million in cash.

More specifically, the acquisition included customer accounts and related equipment. The transaction did not require hiring any of Praxair's employees. The assets acquired are located mainly in Texas and are complementary to the Company's existing markets. These factors, and others, contributed to the recognition of goodwill of approximately $1.0 million, all of which is expected to be deductible for income tax purposes. The valuation analysis is preliminary and is subject to change pending the final

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

outcome of a valuation analysis. Such analysis period is not expected to extend beyond December 31, 2010.

The acquisition was accounted for as a business combination and the preliminary allocation of the purchase price is as follows (in thousands):

Property and equipment	$2,297
Customer lists	3,800
Goodwill	1,013

Total purchase price	$7,110

In connection with this acquisition, the Company borrowed $2.5 million from its equipment revolver at June 30, 2010.

Praxair Distribution, Inc. (Denver/Michigan)

On February 1, 2010, the Company acquired the beverage carbonation customers and related assets from Praxair for $5.3 million in cash.

More specifically, the acquisition included customer accounts and related equipment, and required hiring certain managerial, administrative, and operational employees of Praxair. The assets acquired are located in Denver and Michigan and are complementary to the Company's existing markets. These factors, and others, contributed to the recognition of goodwill of approximately $1.0 million, all of which is expected to be deductible for income tax purposes.

The acquisition was accounted for as a business combination and the allocation of the purchase price is as follows (in thousands):

Property and equipment	$1,521
Customer lists	2,751
Goodwill	1,028

Total purchase price	$5,300

PepsiAmericas-Indianapolis

On December 31, 2009, the Company acquired the beverage carbonation customers and related equipment of Pepsi-Cola General Bottlers of Indiana, Inc., dba PepsiAmericas-Indianapolis ("Indy") for $0.08 million in cash.

More specifically, the acquired assets included customer accounts and related assets. The transaction did not require hiring any of Indy's employees and is complementary to the Company's existing markets. The purchase price was allocated solely to property and equipment and has been accounted for as an asset acquisition.

Texas Welders Supply Company

On September 30, 2009, the Company acquired the beverage carbonation segment of Texas Welders Supply Company ("TWSCO") for $2.3 million cash.

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

More specifically, the purchase included customer accounts and related assets and the hiring of two operational employees of TWSCO. The transaction did not require hiring any administrative employees. TWSCO's carbonation business primarily covers the Houston Texas area and is complementary to the Company's existing markets. These factors, and others, contributed to the recognition of goodwill of approximately $0.1 million, all of which is expected to be deductible for income tax purposes.

The acquisition was accounted for as a business combination and the allocation of the purchase price is as follows (in thousands):

Property and equipment	$758
Customer lists	1,396
Goodwill	123

Total purchase price	$2,277

PepsiAmericas-St. Louis

On August 31, 2009, the Company acquired the beverage carbonation customers and related equipment of Pepsi-Cola General Bottlers, Inc., dba PepsiAmericas ("Pepsi") greater St. Louis for $0.1 million in cash.

More specifically, the purchase included customer accounts and related assets. The transaction did not require hiring any of Pepsi's employees and is complementary to the Company's existing markets. The purchase price was allocated solely to property and equipment and has been accounted for as an asset acquisition.

Prior period acquisition

nexAir, LLC

On December 31, 2008, the Company acquired the beverage carbonation segment of nexAir, LLC for approximately $43.3 million in cash, net of a purchase price adjustment of approximately $1.1 million previously held in escrow and subsequently returned to the Company, based on a final reconciliation of customer and equipment counts (the "nexAir Acquisition"). More specifically, the purchase included customer accounts and related assets and required hiring certain operational employees of nexAir, LLC. The transaction did not require hiring any administrative employees. Based in Memphis, TN, nexAir, LLC's beverage carbonation business primarily spans 15 mid-south states and is complementary to the Company's existing markets. These factors, and others, contributed to the recognition of goodwill of approximately $12.3 million, all of which is expected to be deductible for income tax purposes.

NuCO2 Inc. and Subsidaries

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2010

The nexAir Acquisition was accounted for as a business combination and the allocation of the purchase price for the nexAir Acquisition is as follows (in thousands):

Property and equipment	$13,378
Customer lists	16,100
Non-compete agreement	1,600
Goodwill	12,261

Total purchase price	$43,339

In connection with the nexAir Acquisition, the Company borrowed $5.3 million under its equipment revolver. Additionally, common and preferred shareholders of the Company contributed approximately $39.1 million to the Company to fund the nexAir Acquisition.

Revenues and expenses of all the above acquisitions are included in the Company's results of operations from their respective acquisition dates. The pre-acquisition results of these acquisitions, either individually or collectively, were not significant to the Company and, accordingly, pro forma financial information has not been presented.

During the year ended June 30, 2010 the Company incurred $0.3 million of acquisition-related costs and included them in the selling, general and administrative expenses in the statement of operations. Similar costs incurred in prior periods were capitalized as part of the purchase price.

5. Summary of significant accounting policies

Cash and cash equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains cash balances with a financial institution in an amount that exceeds the federal government deposit insurance.

Restricted cash

The Company classifies restricted cash as all cash pledged as collateral to secure certain obligations and all cash whose use is limited. This includes cash held in escrow to fund interest payments on the Company's Series 2008-1 Notes and other trustee expenses related to the Merger and Acquisition.

Revenue recognition

Revenue from sales of bulk CO2 and other gases is recognized when the product is delivered, a sales price is fixed or determinable and collectability is reasonably assured. Rental fees on bulk CO2 storage tanks and other equipment are recognized when earned. For contracts that contain multiple deliverables, principally product supply agreements for bulk CO2 and equipment rental, revenue is recognized under guidance from FASB ASC Topic 605-25, Revenue Recognition—Multiple-Element Arrangements ("ASC Topic 605-25"). The Company's bulk CO2 budget plan agreements provide for a fixed monthly payment to cover the use of a bulk CO2 system and a predetermined maximum quantity of CO2. As of June 30, 2010, approximately 68,200 of the Company's customer locations utilized this plan.

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

Under the budget plan agreement, customers are billed an equal monthly amount which includes CO2 up to an annual allowance. The contract arrangement for budget plan customers is analogous to a "take-or-pay" contract as defined under guidance from FASB ASC Topic 440, Commitments ("ASC Topic 440"), as the budget plan customer must make specified minimum payments even if it does not take delivery of the contracted products or services. Each budget plan customer has a maximum CO2 allowance that is measured and reset on the contract anniversary date.

Because of the large number of customers under the budget plan agreement and the fact that the anniversary dates for determining maximum quantities are spread throughout the year, the Company's methodology for applying revenue recognition involves the use of estimates and assumptions to separate revenues derived from equipment rentals versus revenues from CO2 sales. The following table segregates revenue streams between revenues attributable to equipment rentals and revenues from sales of CO2 and other gases for the following periods:

	Successor company			Predecessor company
Revenue stream	Year ended June 30, 2010	Year ended June 30, 2009	Period from May 29, 2008 to June 30, 2008	Period from July 1, 2007 to May 28, 2008

CO2 and other gases	$104,151	$100,628	$8,275	$83,901
Equipment rentals	63,579	55,497	4,193	43,366

Total revenues	$167,730	$156,125	$12,468	$127,267

Deferred revenue

The Company invoices select customers generally on the fifteenth day of each month for services to be provided during the subsequent month. As a result, the Company records deferred revenue in its consolidated balance sheet upon receipt of cash on these invoices prior to the month to which they relate. The revenue related to these billings is recognized during the month in which the services are provided. Deferred revenue at June 30, 2010 and 2009 amounted to $0.2 million and $1.3 million, respectively, which are included in accrued expenses in the accompanying consolidated balance sheets.

Trade receivables and allowance for doubtful accounts

The Company recognizes trade receivables when it invoices its customers on a monthly basis, with payment generally due within 30 days of the invoice date. The Company does not provide discounts for early payment.

The Company establishes an allowance for doubtful accounts for trade receivables which is evaluated and adjusted on a monthly basis by examining the Company's historical losses, aging of its trade receivables, the creditworthiness of significant customers based on ongoing evaluations, and current economic trends that might impact the level of credit losses in the future. The composition of receivables consists of on-time payers, "slow" payers, and at risk receivables, such as receivables from customers who no longer do business with the Company, are bankrupt, or are out of business. The Company maintains a policy for charging off uncollectible trade receivables against the allowance after exhausting all collection efforts and determining that the account is uncollectible.

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

Inventories

Inventories, applied on a consistent basis, consist primarily of carbon dioxide gas, and are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

Property and equipment

Property and equipment are stated at cost and depreciated over their estimated useful lives. Leasehold improvements are depreciated over the lives of the related leases or their estimated useful lives, whichever is shorter. The Company has a wide range of estimated useful lives of property and equipment because the useful lives of acquired equipment from various acquisitions are generally less than newly purchased assets acquired in the ordinary course of business. Repairs and maintenance of property and equipment are generally expensed as incurred.

Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the respective assets as follows:

Estimated life

Leased equipment	1-20 years
Equipment and cylinders	1-20 years
Vehicles	1-5 years
Computer equipment and software	1-5 years
Office furniture and fixtures	1-7 years
Leasehold improvements	lease term

The Company does not depreciate bulk systems held for installation until the systems are ready for their intended use and leased to customers. Such uninstalled systems are typically held for less than one month before installation, and therefore the impact, if any, on depreciation expense is inconsequential, as these assets are depreciated over a 20 year life. Upon installation, the systems, component parts and direct costs associated with the installation are transferred to the leased equipment account. The direct costs, associated with successful placements of such systems with customers under noncancelable contracts, would not be incurred by the Company but for a successful placement and are amortized over the noncanceable contract term. Upon early service termination, the unamortized portion of direct costs associated with the installation are recognized as a period expense in the consolidated statements of operations.

Refurbishment costs

The Company's tanks require vacuum refurbishment, every seven to ten years, to maintain effective operation of the tanks for the expected useful life of the tanks of 20 years. Such refurbishment is considered to be an overhaul to extend the useful life of the assets as compared to a minor maintenance activity. The Predecessor Company previously expensed such costs as a period expense. In connection with the Merger and Acquisition, the Successor Company began capitalizing costs directly related to the refurbishment of existing tanks, and is amortizing these costs over the estimated remaining life of the refurbishment, or seven years. The Company has recorded approximately $9.6 million and $4.4 million of capitalized refurbishment costs, which are included in property and equipment in the consolidated balance sheets, as of June 30, 2010 and 2009, respectively. Accumulated depreciation of these costs was $1.3 million and $0.3 million at June 30, 2010 and 2009, respectively.

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

Costs of computer software obtained for internal use

During the year the Company implemented an enterprise resource planning ("ERP") software package to coordinate all the resources, information, and activities needed to complete business processes. The Company accounted for such costs in accordance with FASB ASC Topic 350, Intangibles—Goodwill and Other ("ASC Topic 350") as it relates to accounting for the costs of computer software developed or obtained for internal use. Under such guidance, certain costs incurred during the application development stage should be capitalized. The Company has capitalized costs of approximately $4.6 million and $1.5 million associated with the new ERP implementation, which are included in property and equipment in the consolidated balance sheets, as of June 30, 2010 and 2009, respectively. The Company expensed additional costs associated with the new ERP implementation of $1.1 million and $0.6 million, exclusive of depreciation and amortization, for the years ended June 30, 2010 and 2009, respectively. There were no ERP costs incurred in the prior periods.

Segment reporting

Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker or decision making group in deciding how to allocate resources and in assessing performance. The Company has determined that it has one reportable business segment, the distribution of services related to the storage, blending and dispensing of bulk CO2 equipment and bulk CO2 gases to a single customer base. The Company's chief operating decision maker reviews financial information of the Company as a whole for purposes of assessing financial performance and making operating decisions. Accordingly, the Company considers itself to be operating in a single industry segment.

Goodwill and other intangible assets

Goodwill represents the excess of purchase price and related costs over the value assigned to the tangible and identifiable intangible assets of the Company for all transactions accounted for as business combinations.

The Company reviews the carrying value of goodwill at least annually (at December 31) to assess impairment since this asset is not amortized. Additionally, the Company reviews the carrying value of goodwill or any intangible asset whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The Company assesses impairment by comparing the fair value of an intangible asset or goodwill with its carrying value. Specifically, the Company tests for impairment in accordance with ASC Topic 350. ASC Topic 350 also requires that goodwill be assessed for impairment at the reporting unit level, which is defined as an operating segment. The Company has previously determined that in accordance with ASC Topic 280, Segment Reporting, that it has only one reportable segment and one reporting unit. For goodwill, a two-step impairment model is used. The first step compares the fair value of the reporting unit with its carrying amount, including goodwill. The determination of fair value involves significant management judgment. If the fair value of the reporting unit is less than the carrying amount, goodwill would be considered impaired. The second step measures the goodwill impairment as the excess of recorded goodwill over the asset's implied fair value.

Impairments are expensed when incurred. The Company did not recognize any goodwill impairment for all periods presented.

NuCO2 Inc. and Subsidaries

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2010

Also, under ASC Topic 350, the Company reviews for impairment, at least annually (at December 31), or more frequently when indicators of impairment exist, the carrying value of its other indefinite-lived intangible asset, trade names. If impairment indicators are present, then the Company may perform additional analysis, such as discounted cash flow analysis or appraisals, to determine if the carrying value exceeds the fair value estimate. Impairment is then measured and the amount that the carrying value exceeds the fair value is written off to the consolidated statements of operations. The Company did not recognize any impairment for its trade names for all periods presented.

Other intangible assets with finite lives continue to be amortized on a straight-line method over the periods of expected benefit. The Company's other finite-lived intangible assets consist of customer lists, proprietary technology, and non-competition agreements.

Impairment of long-lived assets

Long-lived assets, other than goodwill and indefinite lived intangibles, consist of property and equipment, customer lists, proprietary technology, and non-competition agreements. Under FASB ASC Topic 360, Property, Plant and Equipment, long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying values may not be recoverable by comparing the carrying value of the assets with the estimated future undiscounted cash flows that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the asset. Impairment losses are recognized only if the carrying amounts of long-lived assets are deemed to be not recoverable and exceed the asset's fair values. The impairment loss would be calculated as the difference between asset carrying values and the fair value of the asset with fair value generally estimated based on the present value of the estimated future net cash flows relating thereto. There was no indication of impairment for any periods presented.

Deferred financing cost, net

The Company's deferred financing costs are amortized using the effective interest method over the term of the related indebtedness. Such amortized costs are included in interest expense in the Company's consolidated statements of operations. The Company incurred total deferred financing costs of approximately $20.4 million in connection with the Securitization Transaction. Deferred financing costs, net of accumulated amortization, at June 30, 2010 and 2009 were $13.0 million and $16.7 million, respectively.

Deferred lease acquisition costs, net

Deferred lease acquisition costs consist of commissions associated with the acquisition of new leases and lease renewals and are being amortized on a straight-line method over the average life of the related leases. Deferred lease acquisition costs, net of accumulated amortization, at June 30, 2010 and 2009 were $3.7 million and $2.3 million, respectively.

Income taxes and other

Income taxes are accounted for under FASB ASC Topic 740, Income Taxes ("ASC Topic 740"), which requires recognition of deferred tax assets and liabilities as they relate to the expected future tax consequences of events that have been included in the Company's financial statements and/or income tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

in effect for the year in which the differences are expected to reverse. Under ASC Topic 740, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. ASC Topic 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. It also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC Topic 740 also provides guidance on derecognition, classification, interest and penalties. Under ASC Topic 740, the Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expense.

The Company collects sales tax and property tax amounts due to governmental authorities from its customers and these payments are remitted to the appropriate taxing authority. Property taxes are recorded in the Company's consolidated statements of operations on a net basis.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates used when accounting for items such as allowances for doubtful accounts, depreciation and amortization periods, valuation of goodwill, long-lived assets and income taxes are regarded by management as being particularly significant. These estimates and assumptions are evaluated on an ongoing basis and may require adjustment in the near term and, as a result, actual results could differ from those estimates.

Share-based compensation

The Company accounts for share-based compensation in accordance with FASB ASC Topic 718, Compensation—Stock Compensation ("ASC Topic 718"). After assessing alternative valuation models and amortization assumptions, the Company is using the Black-Scholes valuation model and straight-line amortization of compensation expense over the requisite service period of the grants. The Company estimates a zero percent forfeitures rate in its expense calculations as grants have been limited to select management personnel only and forfeiture history has been minor. In accordance with ASC Topic 718, the Company presents the excess tax benefits from the exercise of stock options as a financing cash flow in the accompanying consolidated statements of cash flows. The Company accounts for stock options issued to non-employees in accordance with FASB ASC Topic 505, Equity-Based Payments to Non-Employees ("ASC Topic 505").

Employee benefit plan

On June 1, 1996, the Predecessor Company adopted a deferred compensation plan under Section 401(k) of the Internal Revenue Code, which covers all eligible employees, and was transferred to the Successor Company. Under the provisions of the plan, eligible employees may defer a percentage of their compensation subject to the Internal Revenue Service limits. Contributions to the plan are made by employees and matched at the Company's discretion, up to a maximum of 2% of employee's wages. The Company contributed $0.4 million, $0.3 million, $0.03 million and $0.15 million to the plan, for the years ended June 30, 2010 and 2009, for the period from May 29, 2008 to June 30, 2008 and for the Predecessor Company period from July 1, 2007 to May 28, 2008, respectively, and

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

recorded these contributions in selling, general and administrative expenses in the accompanying consolidated statements of operations.

6. Recent accounting pronouncements

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements ("ASU 2010-06"), which amends the disclosure guidance with respect to fair value measurements. Specifically, the new guidance requires disclosure of amounts transferred in and out of Levels 1 and 2 fair value measurements, a reconciliation presented on a gross basis rather than a net basis of activity in Level 3 fair value measurements, greater disaggregation of the assets and liabilities for which fair value measurements are presented and more robust disclosure of the valuation techniques and inputs used to measure Level 2 and 3 fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, with the exception of the new guidance around the Level 3 activity reconciliations, which is effective for fiscal years beginning after December 15, 2010. However, because the Company does not currently have any assets or liabilities that are recorded at fair value, the adoption of this guidance did not have any impact on the Company's consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force ("ASU 2009-13"). ASU 2009-13 applies to all entities who are vendors that enter into multiple-deliverable arrangements with their customers. ASU 2009-13 provides amendments to the criteria in ASC Topic 605 for separating consideration in multiple-deliverable arrangements, establishes a selling price hierarchy for determining the selling price of a deliverable, and eliminates the residual method of allocation and requires the relative selling price method in allocating discounts. This update also expands disclosures related to a vendor's multiple-deliverable revenue arrangements. ASU-2009-13 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company is currently evaluating what impact, if any, the adoption of ASU 2009-13 will have on its consolidated financial condition, results of operations, and cash flows in future periods.

In August 2009, the FASB issued Accounting Standards Update No. 2009-04 ("ASU 2009-04"), Accounting for Redeemable Equity Instruments—Amendment to Section 480-10-S99. ASU 2009-04 represents an update to Section 480-10-S99, Distinguishing Liabilities from Equity, per EITF Topic D-98, Classification and Measurement of Redeemable Securities. This update is an SEC staff announcement that provides the SEC staff's views regarding the application of Accounting Series Release No. 268, Presentation in Financial Statements of "Redeemable Preferred Stocks"("ASR 268"). ASR 268 requires preferred securities that are redeemable for cash or other assets to be classified outside permanent equity if they are redeemable 1) at a fixed or determinable price on a fixed or determinable date, 2) at the option of the holder, or 3) upon occurrence of an event that is not solely within the control of the issuer. The Company has determined that, because of certain redemption features included in its Series A and Series B preferred stock issuances (see Note 15) are not within the control of the Company, such securities should be classified as temporary equity on the accompanying balance sheets.

In May 2009, the FASB issued guidance now codified as FASB ASC Topic 855, Subsequent Events ("ASC Topic 855"), which modifies current guidance in the auditing literature of the American

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

Institute of Certified Public Accountants ("AICPA"), Auditing Standards ("AU") Section 560, and is effective for interim or annual periods ending after June 15, 2009. ASC Topic 855 applies to all entities that prepare financial statements in accordance with US GAAP. It defines subsequent events either as "recognized" or "non-recognized" subsequent events and refers to events or transactions that occur after the balance sheet date, but before the financial statements are issued or available to be issued. ASC Topic 855 requires SEC filers to evaluate subsequent events through the date of filing. The Company previously adopted the provisions of ASC Topic 855 and evaluated the impact of material subsequent events through the date the accompanying consolidated financial statements were issued. No recognized or non-recognized subsequent events were identified requiring recognition in the consolidated financial statements or disclosure in the accompanying notes to the consolidated financial statements, other than those disclosed in Note 21.

7. Property and equipment, net

Property and equipment, net, consists of the following:

	As of June 30,
	2010	2009

	(in thousands)
Leased equipment	$184,692	$163,478
Equipment and cylinders	21,210	19,871
Vehicles	718	492
Computer equipment and software	6,168	2,927
Office furniture and fixtures	837	804
Leasehold improvements	2,390	1,010

	216,015	188,582
Less accumulated depreciation and amortization	48,830	27,119

	$167,185	$161,463

Included in leased equipment are capitalized component parts and direct costs associated with installation of equipment leased to others of $29.5 million and $25.7 million at June 30, 2010 and 2009, respectively. Also included in leased equipment are refurbishment costs of $9.6 million and $4.4 million at June 30, 2010 and 2009, respectively. As noted earlier, the Predecessor Company previously expensed refurbishment costs as a period expense. Accumulated depreciation and amortization of installation and refurbishment costs were $16.0 million and $9.8 million at June 30, 2010 and 2009, respectively. Upon early service termination, the Company writes off the remaining net book value of direct costs associated with the installation of equipment.

Depreciation of property and equipment was $23.0 million, $25.4 million, $1.8 million, and $15.6 million for the years ended June 30, 2010 and 2009, for the period from May 29, 2008 to June 30, 2008 and for the Predecessor Company period from July 1, 2007 to May 28, 2008, respectively.

8. Goodwill and other intangible assets

The Company has recognized goodwill of $255.6 million as of June 30, 2010, which represents the excess of purchase price over the fair value of the net assets acquired and liabilities assumed, related to

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

both the Merger and Acquisition and the various acquisitions discussed in Note 4. Information regarding the Company's goodwill and other intangible assets is as follows:

	Cost	Accumulated amortization	Net book value

	(In thousands)
As of June 30, 2010:
Goodwill	$255,583	$—	$255,583
Customer lists	170,965	16,608	154,357
Other intangible assets;
Trade names	22,000	—	22,000
Proprietary technology	1,700	708	992
Non-compete agreements	1,600	514	1,086

	25,300	1,222	24,078

	$451,848	$17,830	$434,018

As of June 30, 2009:
Goodwill	$255,808	$—	$255,808
Customer lists	162,900	8,349	154,551
Other intangible assets;
Trade names	22,000	—	22,000
Proprietary technology	1,700	368	1,332
Non-compete agreements	1,730	330	1,400

	25,430	698	24,732

	$444,138	$9,047	$435,091

The changes in the carrying amount of goodwill for the years ended June 30, 2010 and 2009 are as follows:

(in thousands)	Year ended June 30, 2010	Year ended June 30, 2009

Beginning Balance	$255,808	$342,795
Purchase accounting adjustments	(2,389)	(100,424)
Goodwill acquired during the year	2,164	13,437

Ending Balance	$255,583	$255,808

For the year ended June 30, 2010 the purchase accounting adjustments reflect the final allocation of the purchase price of the nexAir Acquisition, primarily the result of the return of approximately $1.1 million held in escrow and subsequently returned to the Company based on a final reconciliation of customer and equipment counts. It also includes an adjustment of approximately $1.0 million to recognize a deferred tax asset related to certain accruals recorded in the final purchase price of the Merger and Acquisition. Goodwill acquired during the year ended June 30, 2010 is the result of various acquisitions discussed in Note 4.

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

The purchase accounting adjustments as of June 30, 2009 reflect the completion of the appraisal and the final allocation of the purchase price of the Merger and Acquisition. Adjustments primarily consist of the recognition of customer lists, trade names, and other intangible and tangible assets, net of deferred tax liability. Goodwill acquired during the year ended June 30, 2009 relates to the nexAir Acquisition and was based on the preliminary purchase price valuation at June 30, 2009.

All intangible assets subject to amortization are being amortized over their estimated useful lives, ranging from five to twenty years.

Amortization expense for definite-lived intangible assets, other than goodwill and trade names, was $8.9 million, $9.0 million, $0.3 million and $3.0 million for the years ended June 30, 2010 and 2009, for the period from May 29, 2008 to June 30, 2008, and for the Predecessor Company period from July 1, 2007 to May 28, 2008, respectively. The weighted-average amortization period for other intangible assets and customer lists is 5 years and 20 years, respectively. The total weighted-average amortization for all amortizable intangible assets is 19.7 years.

Estimated amortization expense for each of the next five years is $9.2 million, $9.2 million, $9.2 million, $8.7 million, and $8.5 million for the fiscal years ending June 30, 2011, 2012, 2013, 2014, and 2015, respectively.

9. Rental revenues

The Company rents equipment to its customers pursuant non-cancelable operating agreements, generally ranging from three to six years, which expire on varying dates through June 2016. At June 30, 2010, future minimum payments due are from customers on various rental plans that include, where applicable, amounts for a continuous supply of CO2 under the budget plan agreement, which provides bundled pricing for tank rental and CO2. The revenue stream has been segregated in conformity with ASC Topic 440 between the estimated rental of equipment and the sale of CO2. Escalation clauses in all rental plans, if any, are tied to various future industry and economic indexes and are not included in the following table that presents the separate, future minimum revenue streams attributable to the rent of the equipment and the sale of the CO2 for the years ended June 30:

	(in thousands)
	Equipment	CO2

2011	$51,738	$35,954
2012	40,721	28,298
2013	27,720	19,263
2014	17,297	12,020
2015	9,078	6,309
Thereafter	3,642	2,531

	$150,196	$104,375

NuCO2 Inc. and Subsidaries

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2010

10. Long-term debt

Long-term debt consists of the following:

	As of
	June 30, 2010	June 30, 2009

	(In thousands)
Fixed Rate Series 2008-1 Class A-1 Senior Notes, scheduled maturity date of June 25, 2013; legal final maturity date of June 25, 2038; interest rate of 7.25%	$280,000	$280,000
Fixed Rate Series 2008-1 Class B-1 Subordinated Notes, scheduled maturity date of June 25, 2013; legal final maturity date of June 25, 2038; interest rate of 9.75%	75,000	75,000
Borrowings on Senior Working Capital Revolver	—	—
Borrowings on Equipment Revolver	8,767	6,815
Less: original issue discount (net of amortization)	(17,096)	(21,944)

	$346,671	$339,871

In connection with the Merger and Acquisition, the Company purchased all the outstanding common stock and outstanding options of the Predecessor Company. In order to finance a portion of the consideration payable to the shareholders of the Predecessor Company, the Successor Company engaged in a whole business Securitization Transaction wherein the Master Issuer issued 2008-1 Class A-1 Senior Term Notes and 2008-1 Class B-1 Subordinated Notes (collectively the "Series 2008-1 Notes"). The Series 2008-1 Notes are secured by a security interest in substantially all of the assets of the Master Issuer.

The notes are structured with a five-year interest only period and are scheduled to mature at June 25, 2013, unless extended by the Company. The legal final maturity date of the notes is June 25, 2038. There are no required principal payments prior to the scheduled maturity date as long as the Company is not in default of its covenants. The extension may be for two, one-year periods. If the extension is elected, the notes become floating-rate based, with the 2008-1 Class A-1 Senior Term Notes adjusting to a rate of LIBOR plus 7%, and the 2008-1 Class B-1 Subordinated Notes having a new rate of LIBOR plus 11%.

On May 28, 2008, the Company also issued a class of senior floating rate asset backed variable funding notes with five-year terms to fund working capital (the "Senior Working Capital Revolver") in the amount of up to $20.0 million, with an annual interest rate of LIBOR plus 4.5%. At June 30, 2010, the Company had no borrowings against the Senior Working Capital Revolver. The interest rate on the Senior Working Capital Revolver at June 30, 2010 was 4.8% per annum.

On May 28, 2008, the Company also entered into a 5-year floating rate revolving credit facility to fund the acquisition of future bulk CO2 equipment (the "Equipment Revolver") in the amount of up to $30.0 million with an annual interest rate of LIBOR plus 4.5%. At June 30, 2010 and 2009, the Company had borrowings of approximately $8.8 million and $6.8 million drawn against the Equipment Revolver, respectively. The Company is required to make monthly principal payments on

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

the Equipment Revolver in an amount equal to, at a minimum, the difference, if any, between the amount outstanding and the applicable borrowing base amount of eligible equipment. The interest rate on the Equipment Revolver at June 30, 2010 was 4.8% per annum.

The Senior Working Capital Revolver and the Equipment Revolver are subject to a 1.5% annual unused commitment fee, which is payable monthly, under the terms of the debt agreement. The Company recorded commitment fee expenses of $0.7 million, $0.7 million and $0.1 million for the years ended June 30, 2010 and 2009, and for the period from May 29, 2008 to June 30, 2008, respectively, which are included in interest expense in the Company's consolidated statements of operations.

The Series 2008-1 Notes were issued at a discount of approximately $26.7 million, which is being amortized over the life of the notes using the effective interest method. The Company recorded amortization expense of $4.8 million, $4.4 million and $0.4 million for the years ended June 30, 2010 and 2009, and for the period from May 29, 2008 to June 30, 2008, respectively, which is included in interest expense in the Company's consolidated statements of operations.

Under the terms of the May 28, 2008 Series 2008-1 Note Agreements, the Company is required to comply with certain weekly and monthly cash restrictions and other criteria. Additionally, the Company must issue weekly and monthly manager reports to facilitate the manager's assessment that certain compliance measures are maintained. One single financial covenant governs compliance for all the Company's debt, including the Company's revolving debt facilities, and requires that the Company maintain a three month Debt Service Coverage Ratio ("DSCR") of not lower than 1.20. The DSCR is calculated by dividing adjusted net cash flow by interest expense paid on the 2008-1 Class A-1 Senior Term Notes, the Senior Working Capital Revolver, the Equipment Revolver and the unused commitment fees, respectively. The Company was in compliance with such measure at June 30, 2010. The Company is also required to maintain a cash interest reserve account in the name of the Indenture Trustee for Series 2008-1 Senior Class A-1 Notes, the Equipment Revolver interest, the Senior Working Capital Revolver and commitment fees under such agreements. The interest reserve is equal to six months estimated interest on the Series 2008-1 Class A-1 Notes, plus six months of the Class A-2 Senior Note Commitment Fee Amount, which is equal to 1.5% of the unused portion of the $30 million revolver, plus six months of the Class A-3 Senior Note Commitment Fee Amount, which is equal to 1.5% of the unused portion of the $20 million revolver, plus six months estimated interest on any outstanding balance in the Class A-2 and Class A-3 Senior Notes.

11. Shareholders' equity

Common stock—successor company

The Company is authorized to issue up to 200,000 shares of common stock with a par value of $.01 per share. At June 30, 2010 the number of shares of common stock outstanding was 119,850. Common shareholders are entitled to receive dividends as, and when, declared by the Company's Board of Directors, subject to rights of holders of all classes of stock outstanding having priority rights as to dividends. There have been no dividends declared to date. The holder of each share of common stock is entitled to one vote with respect to matters voted upon by the common shareholders of the Company.

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

Common stock—predecessor company

The Predecessor Company was authorized to issue up to 30,000,000 shares of common stock with a par value of $.001 per share. In connection with the Merger and Acquisition at May 28, 2008, there were 14,813,495 shares outstanding that were purchased by the Successor Company.

Stock option plan

Summary

On May 28, 2008, the Company adopted a Stock Incentive Plan (the "2008 Stock Incentive Plan") whereby options to purchase shares of common stock of the Company may be granted to employees, non-employee directors, and independent contractors and consultants of the Company and its subsidiaries. Given the absence of an active market for NuCO2 Inc.'s common stock, the Company estimates the fair value of such common stock with the assistance of a related party valuation specialist contemporaneous with the dates of issuance for all options under the 2008 Stock Incentive Plan.

Employees/directors

In connection with the Merger and Acquisition, members of the Board of Directors of the Company and its executives were granted 11,795 options, with an exercise price of $1,000 per share and a fair value of $350 per share. During the years ended June 30, 2010 and 2009, newly hired Company executives and managers were granted 721 and 5,502 options, respectively, to purchase shares of common stock of the Company. The options vest ratably over a five year period from date of grant and have a contractual life of 10 years. There were 5,830 shares vested and exercisable at June 30, 2010 having a total fair value of $2.3 million. The total anticipated compensation expenses related to nonvested options is $4.5 million and the weighted average period over which it is expected to be recognized is 8.3 years. The weighted-average remaining contractual life of all outstanding options is

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

8.2 years as of June 30, 2010. The following table summarizes transactions pursuant to the 2008 Stock Incentive Plan:

	Options outstanding	Weighted average grant-date fair value	Weighted average exercise price

Outstanding at May 28, 2008	—		$—
Granted	11,795	$350	$1,000
Forfeited	—	$—	$—
Exercised	—	$—	$—

Outstanding at June 30, 2008	11,795		$1,000
Granted	5,502	$366	$1,181
Forfeited or cancelled	(154)	$352	$1,000
Exercised	—	$—	$—

Outstanding at June 30, 2009	17,143		$1,058
Granted	721	$502	$1,425
Forfeited or cancelled	(1,362)	$354	$1,000
Exercised	(44)	$352	$1,000

Outstanding at June 30, 2010	16,458		$1,079

Exercisable at June 30, 2010	5,830	$359	$1,034

Unvested at June 30, 2010	10,628	$377	$1,102

Additional information regarding these options outstanding and exercisable at June 30, 2010 is as follows:

	Options outstanding			Options exercisable
Exercise price range	Outstanding	Weighted average contractual life (in years)	Weighted average exercise price	Exercisable	Weighted average exercise price

$1,000 - $1,425	16,458	8.2	$1,079	5,830	$1,034

The following table summarizes the activity of those options outstanding that had not yet vested;

	Number of shares	Weighted average grant-date fair value

Unvested as of June 30, 2009	14,597	$366
Shares granted	721	$502
Vested during the year	(3,284)	$368
Forfeited or cancelled	(1,362)	$354
Exercised	(44)	$352

Unvested as of June 30, 2010	10,628	$377

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

As permitted by ASC Topic 718, the fair value of each employee stock option is estimated on the date of grant using the Black-Scholes option pricing model. Stock options granted in connection with the Merger and Acquisition were valued using expected volatilities based on the historical volatility of the Predecessor Company's common stock using average daily closing prices as reported by the Nasdaq Global Select Market prior to the Merger and Acquisition, and other factors. Stock options granted subsequent to that event are valued based on the expected volatilities derived by analyzing the historical volatilities of comparable companies in the Company's industry sector. The Company uses the expected term of the options, estimated employee terminations, and expected business events within the valuation model. Separate groups of employees that have dissimilar historical exercise behavior are considered separately for valuation purposes.

Non-employees/advisors

The Company accounts for stock issued to non-employees in accordance with the provisions of ASC Topic 505. Under ASC Topic 505, stock options granted to non-employees are valued, at date of grant, using the Black-Scholes option pricing model on the basis of the market price of the underlying common stock on the "valuation date," which, for options to non-employees, is the vesting date. Expenses related to the options granted to non-employees are recognized on a straight-line basis over the shorter of the period over which services are to be received or the vesting period.

The Company granted options to certain non-employee advisors as a part of the Merger and Acquisition. These non-employee advisor options vest ratably over a five year period from date of grant and have a contractual life of 10 years. As of June 30, 2010, the Company had granted a total of 225 options, of which 135 shares were unvested, and 90 were vested and exercisable at June 30, 2010 having a total fair value of $0.1 million. Since grant date, there has been no activity associated with these non-employee advisor options (i.e. additional grants, exercises, forfeitures, expirations). The following table summarizes additional information regarding these non-employee advisor options outstanding and exercisable at June 30, 2010:

	Options outstanding			Options exercisable
Exercise price	Outstanding	Weighted average contractual life (in years)	Weighted average exercise price	Exercisable	Weighted average exercise price

$1,000	225	7.9	$1,000	90	$1,000

The Company calculates compensation costs related to these non-employee advisors options using a mark-to-market model and, as such, cannot anticipate future compensation expense related to the nonvested options at June 30, 2010. The weighted-average remaining contractual life of all the outstanding non-employee advisor options is 7.9 years as of June 30, 2010.

Key Assumptions

The expected term of all options granted represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the options are based on the U.S. Treasury's yield curve in effect at the time of grant.

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

The table below summarizes key assumptions regarding the granting of stock options during the years ended June 30, 2010 and 2009 and for the period from May 29, 2008 to June 30, 2008, respectively:

Assumptions:	Year ended June 30, 2010	Year ended June 30, 2009	May 29, 2008 to June 30, 2008

Expected volatility	35.7%	31.3%	33.2%
Expected Dividends	0.0%	0.0%	0.0%
Expected term (In years)	5	5	5
Risk-free rate	2.4%	2.7%	3.4%

The Company recognized costs of approximately $1.3 million, $1.1 million and $0.04 million, for the years ended June 30, 2010 and 2009 and for the period from May 29, 2008 to June 30, 2008, respectively, of share based compensation expense related to outstanding options.

Prior to the Merger and Acquisition, the Predecessor Company had various share-based compensation plans designed for both non-employee directors and employees of the Predecessor Company, that were periodically revised from time to time, up and until all such options were purchased on May 28, 2008 in connection with the Merger and Acquisition.

NuCO2 Inc. and Subsidaries

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2010

12. Income taxes

The Company accounts for income taxes under ASC Topic 740. Deferred income taxes reflect the net tax effects of net operating loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities were as follows (in thousands):

	June 30, 2010	June 30, 2009

Deferred tax assets:
Current
Allowance for doubtful accounts	$167	$153
Accrued compensation	1,366	—
Accrual for lost cylinders	745	—
Other	766	—

	3,044	153

Non-current
Net operating loss carryforwards	36,643	37,564
Other	1,752	1,570

	38,395	39,134

Valuation allowance	(36)	(265)

Total deferred tax assets	41,403	39,022

Deferred tax liabilities:
Non-current
Goodwill	(7,537)	(6,296)
Fixed assets	(34,209)	(35,667)
Intangible assets	(55,555)	(58,408)
Other	(912)	(1,199)

Total deferred tax liabilities	(98,213)	(101,570)

Net deferred tax liability	$(56,810)	$(62,548)

The Company's deferred tax assets include the benefit of net operating loss carryforwards incurred by the Predecessor Company through May 28, 2008 and the Successor Company through June 30, 2010. The Company's valuation allowance decreased by approximately $0.2 million during the year ended June 30, 2010 due to various state net operating loss carryforwards expected to be utilized in future years.

As of June 30, 2010 and 2009, the Company evaluated its ability to utilize its outstanding state and federal net operating loss carryforwards, subject to Section 382 IRS limitations. After consideration of all available positive and negative evidence, it was concluded that the deferred tax asset relating to the Company's net operating loss carryforwards will more likely than not, except for the valuation allowance amount noted above, be realized in the future. In considering whether or not a valuation

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

allowance was appropriate, the Company considered several aspects, including, but not limited to the following items:

–>
Cumulative pretax book income during the previous three fiscal years

–>
Both positive and negative evidence as to the Company's ability to utilize its federal net operating loss carryforwards prior to expiration, such as the projected generation of taxable income, the Company's position in the market place, existence of long-term customer contracts, and growth opportunities

–>
Future reversals of taxable temporary differences

–>
Tax planning strategies

The Company will continue to evaluate whether or not its net deferred tax assets will be fully realized prior to expiration. In order to utilize the entire deferred tax asset, the Company will need to generate taxable income of approximately $105.9 million. Should it become more likely than not that all or a portion of the net deferred tax assets will not be realized, a valuation allowance will be recorded.

As of June 30, 2010, the Company had net operating loss carryforwards for federal income tax purposes of approximately $102.1 million and for state purposes in varying amounts. Under the Merger and Acquisition, incentive stock options and non-qualified stock options of the Predecessor Company were exercised. That transaction resulted in an increase in the net operating loss carryforward of $6.9 million for federal income tax purposes, resulting from the excess tax benefit associated with the disqualifying disposition of incentive stock options and exercise of non-qualified stock options over the tax deduction from compensation expense recognized for those options. However, because the Company incurred a taxable loss for federal income tax purposes related to these exercises, the benefit is not recognized in the Company's net deferred tax liability. The benefit will be maintained "off balance sheet" until the deduction (NOL generated on the tax return) can be used to offset taxable income on a future tax return.

Excluding such benefit, the net operating loss carryforwards, for book purposes, are $95.2 million as of June 30, 2010.

During the year ended June 30, 2009, the Internal Revenue Service concluded an audit of the Predecessor Company's federal income tax returns for the years 2005 through 2007, subject to statutory limitations. As a result of this audit, the Company's net operating loss carryforwards were reduced by $6.4 million (or $2.5 million tax adjustment). The tax adjustment is reflected as an addition to goodwill associated with the Merger and Acquisition transaction.

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

The federal net operating loss carryforwards expire through June 2029 as follows (in thousands):

Year of Expiration

2013	$4,506
2019	19,247
2020	20,004
2021	20,288
2022	10,236
2023	4,723
2024	5,846
Thereafter	17,297

$102,147

The significant components for income taxes attributable to continuing operations for the years ended June 30, 2010 and 2009, the period from May 29, 2008 to June 30, 2008, and the Predecessor Company period from July 1, 2007 to May 28, 2008 were as follows (in thousands):

	Successor			Predecessor
	Year ended June 30, 2010	Year ended June 30, 2009	May 29, 2008 to June 30, 2008	July 1, 2007 to May 28, 2008

Current
Federal	$—	$—	$—	$(46)
State	100	282	—	265

Total—Current	$100	$282	$—	$219

Deferred
Federal	$(3,684)	$(5,751)	$(438)	$4,327
State	(1,087)	(1,122)	(84)	834

Total—Deferred	(4,771)	(6,873)	(522)	5,161

Total	$(4,671)	$(6,591)	$(522)	$5,380

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

The income tax provision differs from that which would result from applying the U.S. statutory income tax rate of 35% as follows (in thousands):

	Successor			Predecessor
	Year ended June 30, 2010	Year ended June 30, 2009	May 29, 2008 to June 30, 2008	July 1, 2007 to May 28, 2008

Tax at U.S. statutory rate	$(3,751)	$(6,498)	$(504)	$4,784
State taxes, net of federal benefit	(341)	(820)	(63)	603
Impact on deferred taxes for change in statutory tax rate	(522)	4	—	(4)
Non-deductible items	170	151	—	(720)
Expiring state NOL carry forwards	(133)	359	—	538
Other	(94)	213	45	179

	$(4,671)	$(6,591)	$(522)	$5,380

During the Predecessor Company period from July 1, 2007 to May 28, 2008, the Company recorded $2.1 million as additional paid-in capital representing the excess of the tax benefit associated with the disqualifying disposition of incentive stock options and exercise of non-qualified stock options over the tax deduction from compensation expense recognized for those options. During the year ended June 30, 2010, the Company issued stock to a former executive as settlement of a cashless exercise of incentive stock options. The excess of fair value over the exercise price of shares surrendered is deductible for tax purposes to the Company and amounted to $0.03 million for the year. No stock options were exercised for the year ended June 30, 2009 or the period ended May 29, 2008 to June 30, 2008. The Company prepares its tax returns on a consolidated basis. The Company had no uncertain tax positions or unrecognized tax benefits as of June 30, 2010, or during the periods presented that, if recognized, would affect the Company's effective tax rate.

13. Lease commitments

The Company leases office equipment, trucks and warehouse/depot and office facilities under operating leases that expire at various dates through November 2016. Primarily all of the facility leases contain renewal options, escalations, and charges for real estate taxes and common charges. Future minimum lease payments under non-cancelable operating leases (that have initial noncancelable lease terms in excess of one year) are as follows:

Year ending June 30,	(in thousands)

2011	$6,445
2012	4,784
2013	3,460
2014	2,618
2015	1,616
Thereafter	838

$19,761

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

Total rental expenses under non-cancelable operating leases were approximately $8.8 million, $8.0 million, $0.6 million, and $6.6 million, for the years ended June 30, 2010 and 2009, the period from May 29, 2008 to June 30, 2008, and the Predecessor Company period from July 1, 2007 to May 28, 2008, respectively.

As of June 30, 2010, the Company had leases on 359 vehicles classified as operating leases with a transportation company, under master lease agreements, with terms ranging generally from five to six years.

14. Concentration of credit and business risks

The Company's business activity is with customers located within the United States. For all periods presented in these accompanying consolidated financial statements, virtually all the Company's sales were to customers in the food and beverage industry.

There were no customers that accounted for greater than 5% of total sales for all periods presented in these accompanying consolidated financial statements, nor were there any customers that accounted for greater than 5% of total accounts receivable at June 30, 2010 and 2009.

The Company purchases new bulk CO2 systems from two major manufacturers of such systems. The inability of either or both of these manufacturers to deliver new systems to the Company could cause a delay in the Company's ability to fulfill the demand for its services and a possible loss of sales, which could adversely affect operating results.

15. Redeemable preferred stock

The Company has authorized and issued two series of cumulative preferred stock, Series A and Series B. Both series have par a value of $0.01 per share and a stated value of $10,000 per share. The holder of each preferred share is entitled to receive dividends, annually on the last day of June, of 10% of the stated per share value. Cumulative and unpaid dividends as of the last day of June accrue at 10% annually. There is no limitation on the amounts to be accrued in future years.

For the Series A preferred stock, there were 11,000 shares authorized and 10,018 shares issued at June 30, 2010 and 2009, with cumulative undeclared dividends of $22.4 million and $11.1 million at June 30, 2010 and 2009, respectively.

For the Series B preferred stock, there were 2,500 shares authorized and 1,965 shares issued at June 30, 2010 and 2009, with cumulative undeclared dividends of $3.1 million and $1.0 million at June 30, 2010 and 2009, respectively.

The cumulative undeclared dividends are deducted from the net (loss) income on the consolidated statements of operations to arrive at net (loss) income available to common shareholders.

Liquidation preferences—In the event of a voluntary or involuntary liquidation, the Series A and Series B holders are entitled to a liquidation preference, on a parity basis, of an amount per share outstanding, equal to the sum of the stated value plus all accrued but unpaid dividends. In a liquidating event, after the Series A and Series B holders have received payment of their full liquidation preference, the remaining assets of the Company may be distributed to the holders of the common stock outstanding.

NuCO2 Inc. and Subsidaries

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

June 30, 2010

Redemption features:

  a)
  Optional—the Company may, subject to certain restrictions and at the option of the Board of Directors of the Company, redeem at any time, in whole or in part, the shares of the Series A and Series B preferred stock at a redemption price equal to the sum of the total stated value plus any and all accrued and unpaid dividends, as of the redemption date.

  b)
  Mandatory—in the event of a change of control of the Company, as of that date, the Company shall redeem all, but not less than all, the shares of Series A and Series B preferred stock at a redemption price equal to the sum of the stated value plus any and all accrued and unpaid dividends.

Voting rights—The holders of the Series A and Series B preferred stock are not entitled to any voting rights with respect to any matters voted upon by the shareholders of the Company.

The Series A and Series B cumulative preferred stock are accounted for under ASU 2009-04 and, accordingly, are classified outside the liabilities section of the balance sheet because the events that would result in redemption (including a change in control or liquidating event) are not deemed probable by the Company.

16. Commitments and contingencies

In May 1997, the Company entered into an exclusive carbon dioxide supply agreement with Linde LLC, successor to The BOC Group, Inc. (Linde). Effective May 1, 2009, the Company and Linde amended such agreement to provide for the purchase by the Company of liquid carbon dioxide at 88 of the Company's 140 service locations. The terms of the amended agreement expire on May 1, 2014. Additionally, in May 2009, the Company also entered into multi-year agreements with three other carbon dioxide providers to fulfill its remaining annual supply requirements. Collectively, the agreements will ensure readily available high quality CO2. The agreements provide for annual price adjustments based on increases or decreases in the producer price index and other industry related indexes.

The Company is a defendant in legal actions which arise in the normal course of business. The Company believes the outcome of these matters will not have a material effect on the Company's financial position, results of operations, or cash flows.

17. Related party transactions

Robert L. Frome, a former Director of the Predecessor Company, is a member of the law firm of Olshan Grundman Frome Rosenzweig & Wolosky LLP, which was retained by the Predecessor Company. Fees paid by the Predecessor Company to such law firm during the Predecessor Company period from July 1, 2007 to May 28, 2008 were $0.5 million.

Pursuant to a Management Services Agreement dated as of May 28, 2008 (the "Management Services Agreement"), among the Company and Aurora Management Partners LLC, a Delaware limited liability company ("AMP"), AMP provides certain financial consulting services to the Company for an aggregate management fee of $1.0 million per annum, payable quarterly in advance on March 31, June 30, September 30, and December 31 of each year. The Company recorded such fee in the amounts of $1.0 million, $1.0 million and $.08 million for the years ended June 30, 2010 and 2009

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

and for the period from May 29, 2008 to June 30, 2008, respectively, which is included in the statements of operations.

The Management Services Agreement also provides that the Company will reimburse AMP for all reasonable out-of-pocket costs and expenses incurred by AMP in connection with the performance of their obligations under the Management Services Agreement. The Company recorded such costs in the amounts of $0.2 million, $0.4 million and $0.9 million for the years ended June 30, 2010 and 2009 and for the period from May 29, 2008 to June 30, 2008, respectively, which is included in the selling, general and administrative expenses in the statements of operations.

In addition to the Management Services Agreement, AMP is entitled to receive a transaction fee equal to 2.0% of the aggregate of any acquisition or disposition consideration (including debt assumed by a purchaser and current assets retained by a seller) with respect to (i) any acquisition, (ii) any sale or disposition of any divisions (if applicable), (iii) any sale or disposition of all or substantially all of the Company's assets or (iv) any other sale of the Company's assets other than in the ordinary course of business. The Company recorded such fees in the amounts of $0.9 million and $9.7 million for the year ended June 30, 2009 and for the period from May 29, 2008 to June 30, 2008, respectively, which are related to the nexAir Acquisition and the Merger and Acquisition, respectively, and recorded such fees in the valuations of the acquired assets.

The Management Services Agreement terminates on the earliest to occur of (i) the sale of all the outstanding capital stock of the Company, (ii) the sale of all or substantially all of the assets of the Company, (iii) the merger of the Company or sale in one or a series of related transactions of the outstanding capital stock of the Company after which the holders of a majority of the voting power of the Company immediately prior to such merger or stock sale do not, immediately after such merger or stock sale, hold a majority of the voting power of the surviving corporation of the Company, as the case may be, or (iv) May 28, 2018.

The Company is principally owned by Aurora. The existence of that control could result in the operating results or financial position of the Company being different from the results that would have been obtained if the Company was autonomous.

18. Disclosures about fair value of financial instruments

The estimated fair value of the Company's assets and liabilities are summarized below (in thousands):

	June 30, 2010		June 30, 2009
	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount

Cash and cash equivalents	$4,614	$4,614	$9,371	$9,371
Restricted cash	15,880	15,880	17,787	17,787
Accounts receivable	13,252	13,252	9,454	9,454
Accounts payable and accrued expenses	23,798	23,798	20,008	20,008
Long-term debt	348,788	346,671	342,689	339,871

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued expenses approximate fair value due to the short maturity of these instruments. The Company determines fair value of its debt securities utilizing a discount cash flow analysis which incorporates indicative quotes (non-bonding quotes) from brokers requiring judgment to interpret

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

market information including implied credit spreads for similar borrowings on recent trades or bid/ask prices. Considerable judgment was required in developing certain of the estimate of fair value and, accordingly, the estimate presented herein is not necessarily indicative of the amount that the Company could realize in a current market exchange.

19. Selected quarterly financial data (unaudited)

The table below summarizes the unaudited results of operations for each of the quarters of fiscal years 2010 and 2009 of the Successor Company. The fourth quarter of fiscal year 2010 includes a one-time adjustment to increase the net loss by approximately $1.1 million due to an increase in the reserve for lost cylinders.

(In thousands, except per share data)

	Quarter
2010	First	Second	Third	Fourth

Revenues	$42,419	$41,320	$40,745	$43,246
Operating Income	7,311	6,764	5,005	7,247
Net loss	(1,265)	(1,675)	(2,245)	(920)
Net loss attributable to common shareholders	(4,638)	(5,048)	(5,544)	(4,256)
Net loss per share:
Basic	$(38.71)	$(42.14)	$(46.28)	$(35.53)
Diluted	$(38.71)	$(42.14)	$(46.28)	$(35.53)
Weighted average shares outstanding:
Basic	119.8	119.8	119.8	119.8
Diluted	119.8	119.8	119.8	119.8

	Quarter
2009	First	Second	Third	Fourth

Revenues	$38,670	$37,404	$39,399	$40,652
Operating Income	5,055	3,673	4,433	4,579
Net loss	(2,509)	(3,512)	(3,305)	(2,650)
Net loss attributable to common shareholders	(5,071)	(6,079)	(6,353)	(5,705)
Net loss per share:
Basic	$(50.81)	$(60.55)	$(53.21)	$(47.62)
Diluted	$(50.81)	$(60.55)	$(53.21)	$(47.62)
Weighted average shares outstanding:
Basic	99.8	100.4	119.4	119.8
Diluted	99.8	100.4	119.4	119.8

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

20. Earnings per share

The table below presents the computation of basic and diluted earnings per share for the years ended June 30, 2010 and 2009 and for the period from May 29, 2008 to June 30, 2008 (Successor Company), and for the period from July 1, 2007 to May 28, 2008 (Predecessor Company):

	Successor company			Predecessor company
(In thousands, except per share amounts)	Year ended June 30, 2010	Year ended June 30, 2009	May 29, 2008 to June 30, 2008	July 1, 2007 to May 28, 2008

Basic Earnings per Share Computation
Net (loss) income attributable to common shareholders	$(19,486)	$(23,208)	$(1,805)	$8,289
Weighted average common shares outstanding—basic	119.8	106.6	98.8	14,805

Net (loss) income per share attributable to common shareholders—basic	$(162.65)	$(217.71)	$(18.27)	$0.56

Diluted Earnings per Share Computation
Net (loss) income attributable to common shareholders	$(19,486)	$(23,208)	$(1,805)	$8,289

Weighted average common shares outstanding—basic	119.8	106.6	98.8	14,805
Plus outstanding options and warrants to purchase shares of common stock	—	—	—	395

Weighted average common shares outstanding—diluted	119.8	106.6	98.8	15,200

Net (loss) income per share attributable to common shareholders—diluted	$(162.65)	$(217.71)	$(18.27)	$0.55

Under the diluted earnings per share computations above, all outstanding options for the years ended June 30, 2010 and 2009, and for the period from May 29, 2009 to June 30, 2008 (as discussed in Note 11) are excluded from the computation of net (loss) income per share attributable to common shareholders because they would be considered anti-dilutive.

21. Subsequent events

In September 2010, the Company issued new debt in the form of senior term notes in the initial principal amount of $40.0 million, for the purposes of funding future potential acquisitions, growth capital expenditures, and general corporate expenses. Such notes are secured by a security interest in substantially all of the assets of the Company and are considered "pari-passu" with the Series 2008-1 Notes. Interest is payable on the new notes monthly with principal due at maturity in June 2015.

On September 30, 2010, the Company entered into an asset purchase agreement to acquire the beverage carbonation customers and related assets from a regional competitor for approximately

NuCO2 Inc. and Subsidaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
June 30, 2010

$19.4 million in cash. The assets acquired are primarily located in Arizona, Illinois, Missouri, and Wisconsin and are complementary to the Company's existing markets.

*******

NuCO2™

XACTBEV™

BEVERAGE CARBONATION SOLUTIONS℠

Customized economical solutions for restaurants and bars.

XACT CO2

Beverage grade CO_2

XACT N2

$XactN_2$ generator conveniently makes nitrogen onsite

XACT MIX 30

800.472.2855

Complete beverage control system for all fountain and draught beer beverages

High Pressure Draught Beer System (>15 PSI)

Ales ▪ Lagers ▪ Stouts ▪ Fountain Soft Drinks

XACT CO2 · XACT N2 · XACT MIX 30

Low Pressure Draught Beer/Stout System (≤15 PSI)

Ales ▪ Lagers ▪ Stouts ▪ Fountain Soft Drinks

XACT CO2 · XACT N2 · XACT MIX 30

Low Pressure Draught Beer System (≤15 PSI)

Ales ▪ Lagers ▪ Fountain Soft Drinks

XACT CO2

XACTBEV™
BEVERAGE CARBONATION SOLUTIONS™

XACT CO_2™
BEVERAGE GRADE

$NuCO_2$™

XACTMIX30™
BEVERAGE CONTROL SYSTEM

XACT N_2™
DRAUGHT BEER GRADE

 PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The table below lists various expenses, other than underwriting discounts and commissions, we expect to incur in connection with the sale and distribution of the securities being registered hereby. All the expenses are estimates, except the Securities and Exchange ("SEC") registration fee, the Financial Industry Regulatory Authority ("FINRA") filing fee and the New York Stock Exchange listing fee.

Type	Amount

SEC Registration Fee		$14,260
FINRA Filing Fee		*
New York Stock Exchange Fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total	$	*

*
To be filed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 102 of the Delaware General Corporation Law ("DGCL"), allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our current certificate of incorporation includes, and the certificate of incorporation that we plan to adopt prior to the consummation of this offering (such certificate of incorporation being "our new certificate of incorporation") will include, a provision that eliminates the personal liability of our directors for monetary damages to the extent permitted by Section 102 of the DGCL.

Section 145 of the DGCL provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

Our current bylaws provide, and the bylaws that we intend to adopt prior to the consummation of this offering (such bylaws being "our new bylaws") will provide, for indemnification of our officers, directors, employees and agents to the extent and under the circumstances permitted under the DGCL.

In addition to the indemnification to be provided by our new certificate of incorporation and new bylaws, we are currently party to indemnification agreements with Messrs. DeDomenico, Vipond and Wechsler, and prior to the consummation of this offering, we will enter into agreements to indemnify our directors and our other executive officers. The current agreements require us to, and the agreements to be entered into prior to the consummation of this offering will require us to, subject to

PART II

certain exceptions, among other things, indemnify these directors and executive officers for certain expenses, including attorney fees, witness fees and expenses, expenses of accountants and other advisors, and the premium, security for and other costs relating to any bond, arising out of that person's services as a director or officer of us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

The Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of us, our directors and officers, and by us of the underwriters, for certain liabilities arising under the Securities Act, and affords some rights of contribution with respect thereto.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Since October 1, 2007, we have issued the following securities that were not registered under the Securities Act:

–>
The issuances of our common stock, Series A preferred stock and Series B preferred stock described below were exempt from the registration requirements of the Securities Act pursuant to Rule 506 thereof. The offers and sales of the shares of stock: (i) were made as part of a transaction that did not involve more than 35 purchasers (as defined in Rule 501(e) under the Securities Act); (ii) all purchasers who were not accredited investors had such knowledge and experience in financial and business matters that each was capable of evaluating the merits and risks of acquiring shares of our common stock, Series A preferred stock and Series B preferred stock, as applicable and (iii) did not involve any general solicitation or general advertising.

–>
On May 28, 2008, June 10, 2008 and September 26, 2008, we issued an aggregate of 99,029.888 shares of our common stock and 9,903.0888 shares of our Series A preferred stock to investors, including certain of our directors and members of management, in connection with the acquisition of NuCO2 Florida Inc. and its subsidiaries. The total aggregate cash consideration received pursuant to these sales was $198,057,955.

–>
On May 28, 2008, Messrs. DeDomenico, Wade and Gold contributed shares of common stock of NuCO2 Florida Inc. to us in exchange for an aggregate of 1,153 shares of common stock and 115 shares of Series A preferred stock. The shares contributed by Messrs. DeDomenico, Wade and Gold, and the shares of common stock and Series A preferred stock issued pursuant to the contribution, had an aggregate value of approximately $2,303,820.

–>
On December 31, 2008 and January 29, 2009, we issued an aggregate of 19,654 shares of our common stock and 1,965 shares of our Series B preferred stock to investors including certain of our directors and members of management, in connection with the purchase of certain assets of nexAir, Inc. The total aggregate cash consideration received pursuant to these sales was $39,308,000.

–>
Since May 28, 2008, options to purchase shares of common stock have been issued to directors, members of management and certain advisors. As of September 30, 2010, options to purchase an aggregate of 15,815 shares of common stock are outstanding and the aggregate exercise price of all outstanding options is $17,115,500. The sale of these securities was exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to benefit plans and contracts relating to compensation.

–>
On November 18, 2009, a former member of management exercised options granted pursuant to our 2008 Stock Incentive Plan to purchase an aggregate of 44 shares of our common stock at an exercise price of $1,000 per share. The former employee utilized the cashless exercise provision of

PART II

  our 2008 Stock Incentive Plan, pursuant to which the exercise price of $44,000 was paid by a reduction in the number of shares of common stock issuable pursuant to the option exercise. As a result, 31 shares of common stock were used to pay the exercise price and 13 shares were issued to the former member of management. The sale of these securities was exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to benefit plans and contracts relating to compensation.

–>
On September 9, 2010, a former member of management exercised options granted pursuant to our 2008 Stock Incentive Plan to purchase an aggregate of 692 shares of our common stock at an exercise price of $1,000 per share. The former employee utilized the cashless exercise provision of our 2008 Stock Incentive Plan, pursuant to which the exercise price of $692,000 and any withholding obligations were paid by a reduction in the number of shares of common stock issuable pursuant to the option exercise. As a result, 281.9 shares were issued to the former member of management. The sale of these securities was exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions pursuant to benefit plans and contracts relating to compensation.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)    Exhibits

Exhibit Number		Title

1.1	**	Form of Underwriting Agreement
3.1	#	Amended and Restated Certificate of Incorporation of NuCO2 Parent Inc., as currently in effect.
3.2	#	Amendment to Amended and Restated Certificate of Incorporation of NuCO2 Parent Inc., as currently in effect, dated September 25, 2008.
3.3	#	Amendment to Amended and Restated Certificate of Incorporation of NuCO2 Parent Inc., as currently in effect, dated April 8, 2010.
3.4	#	Certificate of Designations of Series B Redeemable Cumulative Preferred Stock of NuCO2 Parent Inc., as currently in effect.
3.5	**	Second Amended and Restated Certificate of Incorporation of NuCO2 Inc., to be in effect upon consummation of this offering.
3.6	#	Amended and Restated By-Laws of NuCO2 Parent Inc., as currently in effect.
3.7	**	Second Amended and Restated By-Laws of NuCO2 Inc., to be in effect upon consummation of this offering.
3.8	#	Certificate of Formation of NuCO2 Funding LLC.
3.9	#	Amended and Restated Limited Liability Company Agreement of NuCO2 Funding LLC.
3.10	#	Certificate of Formation of NuCO2 Management LLC.
3.11	#	Amended and Restated Limited Liability Company Agreement of NuCO2 Management LLC.
3.12	#	Certificate of Formation of NuCO2 IP LLC.
3.13	#	Amended and Restated Limited Liability Company Agreement of NuCO2 IP LLC.
3.14	#	Certificate of Formation of NuCO2 LLC.
3.15	#	Amended and Restated Limited Liability Company Agreement of NuCO2 LLC.

PART II

Exhibit Number		Title

3.16	#	Certificate of Formation of NuCO2 Supply LLC.
3.17	#	Amended and Restated Limited Liability Company Agreement of NuCO2 Supply LLC.
4.1	*	Form of Common Stock Certificate
4.2	#	Base Indenture, dated as of May 28, 2008, among NuCO2 Funding LLC, NuCO2 LLC, NuCO2 Supply LLC, NuCO2 IP LLC and U.S. Bank National Association.
4.3	#	Series 2008-1 Supplement to Base Indenture, dated as of May 28, 2008, among NuCO2 Funding LLC, NuCO2 LLC, NuCO2 Supply LLC, NuCO2 IP LLC and U.S. Bank National Association.
4.4	#	Form of Restricted Rule 144A 7.25% Fixed Rate Series 2008-1 Senior Note, Class A-1 (included as Exhibit A-1-1 to Exhibit Number 4.3 hereto).
4.5	#	Form of Restricted Regulation S 7.25% Fixed Rate Series 2008-1 Senior Note, Class A-1 (included as Exhibit A-1-2 to Exhibit Number 4.3 hereto).
4.6	#	Form of Series 2008-1 Variable Funding Senior Note, Class A-2 (included as Exhibit A-2 to Exhibit Number 4.3 hereto).
4.7	#	Form of Series 2008-1 Variable Funding Senior Note, Class A-3 (included as Exhibit A-3 to Exhibit Number 4.3 hereto).
4.8	#	Form of Restricted Rule 144A 9.75% Fixed Rate Series 2008-1 Subordinated Note, Class B-1 (included as Exhibit B-1-1 to Exhibit Number 4.3 hereto).
4.9	#	Form of Restricted Regulation S 9.75% Fixed Rate Series 2008-1 Subordinated Note, Class B-1 (included as Exhibit B-1-2 to Exhibit Number 4.3 hereto).
4.10	*	Supplemental Indenture to Base Indenture, dated September 14, 2010, among NuCO2 Funding LLC, NuCO2 LLC, NuCO2 IP LLC, NuCO2 Supply LLC and U.S. Bank National Association.
4.11	*	Series 2010-1 Supplement to Base Indenture, dated September 29, 2010, among NuCO2 Funding LLC, NuCO2 LLC, NuCO2 Supply LLC, NuCO2 IP LLC and U.S. Bank National Association.
4.12	*	Form of Restricted Rule 144A 7.628% Fixed Rate Series 2010-1 Senior Note, Class A-1 (included as Exhibit A to Exhibit Number 4.11 hereto).
4.13	*	Form of Restricted Regulation S 7.628% Fixed Rate Series 2010-1 Senior Note, Class A-1 (included as Exhibit B to Exhibit Number 4.11 hereto).
5.1	*	Opinion of Gibson, Dunn & Crutcher LLP.
10.1	#	Employment Agreement, dated as of May 28, 2008 among Michael DeDomenico and NuCO2 Inc.
10.2	#	Amendment No. 1 to Employment Agreement, dated as of January 1, 2009, among Michael DeDomenico and NuCO2 Inc.
10.3	#	Employment Agreement, dated as of May 28, 2008 among William Scott Wade and NuCO2 Inc.
10.4	#	Amendment No. 1 to Employment Agreement, dated as of January 1, 2009, among William Scott Wade and NuCO2 Inc.
10.5	#	Employment Agreement, dated as of May 28, 2008 among Randy Gold and NuCO2 Inc.
10.6	#	Amendment No. 1 to Employment Agreement, dated as of January 1, 2009, among Randy Gold and NuCO2 Inc.

PART II

Exhibit Number		Title

10.7	*	Employment Agreement, dated as of May 18, 2009, among Keith Gordon and NuCO2 Inc.
10.8	*	Offer Letter, dated as of August 7, 2009, among Victoria Strauss and NuCO2 Management LLC.
10.10	#	Employment Agreement, dated as of July 1, 2008, among J. Robert Vipond and NuCO2 Inc.
10.11	#	Amendment No. 1 to Employment Agreement, dated as of January 1, 2009, among J. Robert Vipond and NuCO2 Inc.
10.12	#	NuCO2 Parent Inc. 2008 Stock Incentive Plan.
10.13	#	Form of Management Incentive Option Agreement under the NuCO2 Parent Inc. 2008 Stock Incentive Plan.
10.14	#	Form of Non-Qualified Option Agreement under the NuCO2 Parent Inc. 2008 Stock Incentive Plan.
10.15	#	Securityholders Agreement among NuCO2 Parent Inc. and certain of its Stockholders and Optionholders, dated May 28, 2008.
10.16	#	Management Services Agreement, dated as of May 28, 2008, among NuCO2 Parent Inc., NuCO2 Inc. and Aurora Management Partners LLC.
10.17	#	Form of Indemnification Agreement entered into with Messrs. Michael E. DeDomenico, J. Robert Vipond and Eric Wechsler.
10.18	**	Form of Director and Officer Indemnification Agreement to be entered into with directors and officers prior to the consummation of this offering.
10.19	#	Master Management Agreement, dated as of May 28, 2008, among NuCO2 Inc. and NuCO2 Management LLC.
10.20	#	Transaction Management Agreement, dated as of May 28, 2008, among NuCO2 Management LLC, NuCO2 Funding LLC, NuCO2 LLC, NuCO2 Supply LLC and NuCO2 IP LLC.
10.21	#	Replacement Management Agreement, dated as of May 28, 2008, among NuCO2 Inc., Alvarez & Marsal North America LLC, NuCO2 Management LLC, NuCO2 Funding LLC, NuCO2 LLC, NuCO2 Supply LLC and NuCO2 IP LLC.
10.22	#	Delivery and Customer Services Agreement, dated as of May 28, 2008, between NuCO2 LLC and NuCO2 Supply LLC.
10.23	#	Employee Services Agreement, dated as of May 28, 2008, between NuCO2 Management LLC and NuCO2 Supply LLC.
21.1	#	Subsidiaries of NuCO2 Parent Inc.
23.1	*	Consent of Gibson, Dunn & Crutcher, LLP (included as part of Exhibit 5.1)
23.2	*	Consent of Ernst & Young LLP.
24.1	#	Power of Attorney.

*
Filed herewith

**
To be filed by amendment

#
Previously filed

PART II

(b)    Financial Statement Schedules

The following consolidated financial statement schedule of NuCO2 Inc. and Subsidiaries, set forth below, is filed pursuant to Item 16:

Schedule II—Valuation and Qualifying Accounts

Column A	Column B	Column C	Column D	Column E	Column F
Description	Balance at beginning of period	Additions charged to earnings	Transferred from other accounts	Deductions	Balance at end of period

	($ in thousands)
Fiscal Year Ended June 30, 2010
Accounts Receivable Allowance	$388	$1,053	$—	$1,014	$427
Lost Tank Reserve	762	75	—	373	464
Workers Compensation Accrual	902	759	—	982	679
Auto Liability Accrual	35	449	—	(382)	866
General Insurance Liability Claims Accrual	100	33	—	52	81
Fiscal Year Ended June 30, 2009
Accounts Receivable Allowance	526	563	—	701	388
Lost Tank Reserve	176	667	—	81	762
Workers Compensation Accrual	1,472	682	—	1,252	902
Auto Liability Accrual	179	203	—	347	35
General Insurance Liability Claims Accrual(1)	—	114	—	14	100
May 29, 2008 through June 30, 2008
Accounts Receivable Allowance	606	31	—	111	526
Lost Tank Reserve	128	—	—	48	176
Workers Compensation Accrual	1,664	123	(189)	126	1,472
Auto Liability Accrual(2)	—	36	189	46	179
July 1, 2007 through May 28, 2008 (Predecessor Company)
Accounts Receivable Allowance	1,004	979	—	1,377	606
Lost Tank Reserve	295	125	—	292	128
Workers Compensation Accrual	665	1,919	—	920	1,664

(1)
General Insurance Liability Claims Accrual broken out as an individual item during fiscal year ended 06/30/2009

(2)
Auto Liability Accrual broken out as an individual item; previously included in Workers' Compensation Accrual

All other schedules for which provision is made in the applicable regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

PART II

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(a)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(b)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stuart, Florida, on October 12, 2010.

NuCO2 INC.
By:	/s/ J. ROBERT VIPOND J. Robert Vipond Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, the following persons have signed this Registration Statement in the capacities and on the date indicated.

* Michael E. DeDomenico		Chief Executive Officer (Principal Executive Officer) and Director	October 12, 2010
* J. Robert Vipond		Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	October 12, 2010
* David A. Alpern		Director	October 12, 2010
* Lawrence A. Bossidy		Director	October 12, 2010
* Dale F. Frey		Director	October 12, 2010
* Mark D. Rosenbaum		Director	October 12, 2010
* Michael W. Wickham		Director	October 12, 2010
* J. Thomas Zusi		Director	October 12, 2010
*By:	/s/ J. ROBERT VIPOND J. Robert Vipond Attorney-in-Fact

 EXHIBIT INDEX

Exhibit number		Title

1.1	**	Form of Underwriting Agreement
3.1	#	Amended and Restated Certificate of Incorporation of NuCO2 Parent Inc., as currently in effect.
3.2	#	Amendment to Amended and Restated Certificate of Incorporation of NuCO2 Parent Inc., as currently in effect, dated September 25, 2008.
3.3	#	Amendment to Amended and Restated Certificate of Incorporation of NuCO2 Parent Inc., as currently in effect, dated April 8, 2010.
3.4	#	Certificate of Designations of Series B Redeemable Cumulative Preferred Stock of NuCO2 Parent Inc., as currently in effect.
3.5	**	Second Amended and Restated Certificate of Incorporation of NuCO2 Inc., to be in effect upon consummation of this offering.
3.6	#	Amended and Restated By-Laws of NuCO2 Parent Inc., as currently in effect.
3.7	**	Second Amended and Restated By-Laws of NuCO2 Inc., to be in effect upon consummation of this offering.
3.8	#	Certificate of Formation of NuCO2 Funding LLC.
3.9	#	Amended and Restated Limited Liability Company Agreement of NuCO2 Funding LLC.
3.10	#	Certificate of Formation of NuCO2 Management LLC.
3.11	#	Amended and Restated Limited Liability Company Agreement of NuCO2 Management LLC.
3.12	#	Certificate of Formation of NuCO2 IP LLC.
3.13	#	Amended and Restated Limited Liability Company Agreement of NuCO2 IP LLC.
3.14	#	Certificate of Formation of NuCO2 LLC.
3.15	#	Amended and Restated Limited Liability Company Agreement of NuCO2 LLC.
3.16	#	Certificate of Formation of NuCO2 Supply LLC.
3.17	#	Amended and Restated Limited Liability Company Agreement of NuCO2 Supply LLC.
4.1	*	Form of Common Stock Certificate
4.2	#	Base Indenture, dated as of May 28, 2008, among NuCO2 Funding LLC, NuCO2 LLC, NuCO2 Supply LLC, NuCO2 IP LLC and U.S. Bank National Association.
4.3	#	Series 2008-1 Supplement to Base Indenture, dated as of May 28, 2008, among NuCO2 Funding LLC, NuCO2 LLC, NuCO2 Supply LLC, NuCO2 IP LLC and U.S. Bank National Association.
4.4	#	Form of Restricted Rule 144A 7.25% Fixed Rate Series 2008-1 Senior Note, Class A-1 (included as Exhibit A-1-1 to Exhibit Number 4.3 hereto).
4.5	#	Form of Restricted Regulation S 7.25% Fixed Rate Series 2008-1 Senior Note, Class A-1 (included as Exhibit A-1-2 to Exhibit Number 4.3 hereto).
4.6	#	Form of Series 2008-1 Variable Funding Senior Note, Class A-2 (included as Exhibit A-2 to Exhibit Number 4.3 hereto).
4.7	#	Form of Series 2008-1 Variable Funding Senior Note, Class A-3 (included as Exhibit A-3 to Exhibit Number 4.3 hereto).
4.8	#	Form of Restricted Rule 144A 9.75% Fixed Rate Series 2008-1 Subordinated Note, Class B-1 (included as Exhibit B-1-1 to Exhibit Number 4.3 hereto).

EXHIBIT INDEX

Exhibit number		Title

4.9	#	Form of Restricted Regulation S 9.75% Fixed Rate Series 2008-1 Subordinated Note, Class B-1 (included as Exhibit B-1-2 to Exhibit Number 4.3 hereto).
4.10	*	Supplemental Indenture to Base Indenture, dated September 14, 2010, among NuCO2 Funding LLC, NuCO2 LLC, NuCO2 IP LLC, NuCO2 Supply LLC and U.S. Bank National Association.
4.11	*	Series 2010-1 Supplement to Base Indenture, dated September 29, 2010, among NuCO2 Funding LLC, NuCO2 LLC, NuCO2 Supply LLC, NuCO2 IP LLC and U.S. Bank National Association.
4.12	*	Form of Restricted Rule 144A 7.628% Fixed Rate Series 2010-1 Senior Note, Class A-1 (included as Exhibit A to Exhibit Number 4.11 hereto).
4.13	*	Form of Restricted Regulation S 7.628% Fixed Rate Series 2010-1 Senior Note, Class A-1 (included as Exhibit B to Exhibit Number 4.11 hereto).
5.1	*	Opinion of Gibson, Dunn & Crutcher LLP.
10.1	#	Employment Agreement, dated as of May 28, 2008 among Michael DeDomenico and NuCO2 Inc.
10.2	#	Amendment No. 1 to Employment Agreement, dated as of January 1, 2009, among Michael DeDomenico and NuCO2 Inc.
10.3	#	Employment Agreement, dated as of May 28, 2008 among William Scott Wade and NuCO2 Inc.
10.4	#	Amendment No. 1 to Employment Agreement, dated as of January 1, 2009, among William Scott Wade and NuCO2 Inc.
10.5	#	Employment Agreement, dated as of May 28, 2008 among Randy Gold and NuCO2 Inc.
10.6	#	Amendment No. 1 to Employment Agreement, dated as of January 1, 2009, among Randy Gold and NuCO2 Inc.
10.7	*	Employment Agreement, dated as of May 18, 2009, among Keith Gordon and NuCO2 Inc.
10.8	*	Offer Letter, dated as of August 7, 2009, among Victoria Strauss and NuCO2 Management LLC.
10.10	#	Employment Agreement, dated as of July 1, 2008, among J. Robert Vipond and NuCO2 Inc.
10.11	#	Amendment No. 1 to Employment Agreement, dated as of January 1, 2009, among J. Robert Vipond and NuCO2 Inc.
10.12	#	NuCO2 Parent Inc. 2008 Stock Incentive Plan.
10.13	#	Form of Management Incentive Option Agreement under the NuCO2 Parent Inc. 2008 Stock Incentive Plan.
10.14	#	Form of Non-Qualified Option Agreement under the NuCO2 Parent Inc. 2008 Stock Incentive Plan.
10.15	#	Securityholders Agreement among NuCO2 Parent Inc. and certain of its Stockholders and Optionholders, dated May 28, 2008.
10.16	#	Management Services Agreement, dated as of May 28, 2008, among NuCO2 Parent Inc., NuCO2 Inc. and Aurora Management Partners LLC.
10.17	#	Form of Indemnification Agreement entered into with Messrs. Michael E. DeDomenico, J. Robert Vipond and Eric Wechsler.
10.18	**	Form of Director and Officer Indemnification Agreement to be entered into with directors and officers prior to the consummation of this offering.

EXHIBIT INDEX

Exhibit number		Title

10.19	#	Master Management Agreement, dated as of May 28, 2008, among NuCO2 Inc. and NuCO2 Management LLC.
10.20	#	Transaction Management Agreement, dated as of May 28, 2008, among NuCO2 Management LLC, NuCO2 Funding LLC, NuCO2 LLC, NuCO2 Supply LLC and NuCO2 IP LLC.
10.21	#	Replacement Management Agreement, dated as of May 28, 2008, among NuCO2 Inc., Alvarez & Marsal North America LLC, NuCO2 Management LLC, NuCO2 Funding LLC, NuCO2 LLC, NuCO2 Supply LLC and NuCO2 IP LLC.
10.22	#	Delivery and Customer Services Agreement, dated as of May 28, 2008, between NuCO2 LLC and NuCO2 Supply LLC.
10.23	#	Employee Services Agreement, dated as of May 28, 2008, between NuCO2 Management LLC and NuCO2 Supply LLC.
21.1	#	Subsidiaries of NuCO2 Parent Inc.
23.1	*	Consent of Gibson, Dunn & Crutcher, LLP (included as part of Exhibit 5.1)
23.2	*	Consent of Ernst & Young LLP.
24.1	#	Power of Attorney.

*
Filed herewith

**
To be filed by amendment

#
Previously filed